UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 20, 2006

Commission File Number: 001-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of registrant’s name into English)

Plaza de San Nicolás 4

48005 Bilbao

Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                  No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                  No    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                  No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

i

CERTAIN TERMS AND CONVENTIONS

“BBVA”, “Bank”, “BBVA Group” or “Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

First person personal pronouns used in this report, such as “we”, “us” or “our”, mean BBVA.

In this report, “$”, “U.S. dollars” and “dollars” refer to United States dollars, and “€” and “euro” refer to euro.

FORWARD-LOOKING STATEMENTS

This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this report, including, without limitation, the information under

•	”Business Overview”,

•	”Selected Statistical Information” and

•	”Operating and Financial Review and Prospects”

identifies important factors that could cause such differences.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union, Latin America and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including taxes;

•	the monetary, interest rate and other policies of central banks in Spain, the European Union, the United States and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.

Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. BBVA undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in its business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION

Accounting Principles

Our unaudited interim consolidated financial statements as of and for the six months ended June 30, 2006 have been prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”).

See “Exhibit I: U.S. GAAP Reconciliation” for an unaudited quantitative reconciliation of profit for the period and shareholders’ equity from IFRS to generally accepted accounting principles in the United States (“U.S. GAAP”).

The unaudited interim consolidated financial statements have been presented in the same format as that used in the consolidated financial statements included in BBVA’s annual and interim reports to shareholders. This format differs from that required by the United States Securities and Exchange Commission (the “SEC” or “Commission”) for the consolidated financial statements of bank holding companies.

Certain numerical information in this report may not sum due to rounding.

Statistical and Financial Information

The following principles should be noted in reviewing the statistical and financial information contained herein:

•	Average balances, when used, are based on the beginning and the month-end balances during each period. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•	The book value of BBVA’s ordinary shares held by its consolidated subsidiaries has been deducted from shareholders’ equity.

•	Unless otherwise stated, any reference to loans refers to both loans and leases.

•	Interest income figures include interest income on non-accruing loans to the extent that cash payments have been received in the period in which they are due.

•	Financial information with respect to subsidiaries may not reflect consolidation adjustments.

SELECTED FINANCIAL DATA

The historical financial information set forth below has been selected from, and should be read together with, the unaudited interim consolidated financial statements included herein. Results for interim periods are not necessarily indicative of results for the full year.

For information concerning the preparation and presentation of financial information contained herein, see “Presentation of Financial Information”. Also see “Exhibit I: U.S. GAAP Reconciliation” for a presentation of our shareholders’ equity and net income reconciled to U.S. GAAP.

EU-IFRS

	Six months ended June 30,
	2006	2005
	(in millions of euro, except share and per share / ADS data (in euro) and percentages)
	(unaudited)
Consolidated Statement of Income Data
Interest and similar income	9,047	7,427
Interest expense and similar charges	(5,186)	(4,203)
Income from equity instruments	189	142

Net interest income	4,050	3,366
Share of profit or loss of entities accounted for using the equity method	70	51
Fee and commission income	2,535	2,206
Fee and commission expenses	(385)	(353)
Insurance activity income	297	219
Gains/losses on financial assets and liabilities (net)	1,146	472
Exchange differences (net)	211	139

Gross income	7,924	6,100
Sales and income from the provision of non-financial services	317	301
Cost of sales	(243)	(234)
Other operating income	52	74
Personnel expenses	(1,952)	(1,710)
Other administrative expenses	(1,161)	(1,011)
Depreciation and amortization	(232)	(206)
Other operating expenses	(130)	(113)

Net operating income	4,575	3,201
Impairment losses (net)	(655)	(325)
Provision expense (net)	(342)	(254)
Finance income from non-financial activities	9	2
Finance expenses from non-financial activities	(8)	(1)
Other gains	978	233
Other losses	(82)	(132)

Income before tax	4,475	2,724
Income tax	(1,007)	(788)

Income from ordinary activities	3,469	1,936
Income from discontinued operations (net)	—	—

Consolidated income for the period	3,469	1,936
Income attributed to minority interests	(132)	(123)

Income attributed to the Group	3,336	1,813

Per Share/ADS(1) Data
Net operating income(2)	1.35	0.94
Numbers of shares	3,390,852,043	3,390,852,043
Income attributed to the Group(2)	0.98	0.53
Dividends(2)(3)	0.301	0.242

EU-IFRS

	At or for the six months ended June 30,
	2006	2005
	(in millions of euro, except per share / ADS data (in euro) and percentages)
	(unaudited)
Consolidated Balance Sheet Data
Total assets	390,235	374,904
Loans and receivables (net)	258,199	230,947
Deposits from other creditors	174,050	169,083
Marketable debt securities and subordinated liabilities	88,466	72,266
Minority interests	766	837
Shareholders’ equity	16,762	14,712

Consolidated Ratios
Profitability ratios:
Net interest margin(4)	1.04%	0.96%
Return on average total assets(5)	0.89%	0.55%
Return on average equity (6)	28.21%	19.04%

Credit Quality Data
Loan loss reserve	5,714	5,108
Loan loss reserve as a percentage of total loans and receivables	2.42%	2.55%
Substandard loans	2,216	2,219
Substandard loans as a percentage of total loans and receivables	0.94%	1.11%

(1)	Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.
(2)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period (3,390 million shares for the six months ended June 30, 2006 and 2005, respectively).
(3)	Calculated based on total dividends paid in respect of each period indicated.
(4)	Represents net interest income as a percentage of average total assets.
(5)	Represents consolidated income for the period as a percentage of average total assets.
(6)	Represents income attributed to the Group as a percentage of average shareholders’ equity.

U.S. GAAP Information

	At or for the six months ended June 30,
	2006	2005
	(in millions of euro, except per share / ADS data (in euro) or as otherwise indicated)
	(unaudited)
Consolidated Statement of Income Data
Net income(1)	3,306	149
Basic earnings per share/ADS(2)(3)	0.975	0.044
Diluted earnings per share/ADS(2)(3)	0.975	0.044
Dividends per share/ADS (in dollars)(3)(4)	0.374	0.309

Consolidated Balance Sheet Data
Total assets(5)	399,227	384,171
Stockholders’ equity(5)	25,535	23,741
Basic stockholders’ equity per share/ADS(3)	7.531	7.001
Diluted stockholders’ equity per share/ADS(3)	7.531	7.001

(1)	We generally refer to our income after taxes and minority interests as “net attributable profit”. In the case of the U.S. GAAP information provided above, the term “net income” is used for consistency with “Exhibit I: U.S. GAAP Reconciliation”, which includes additional U.S. GAAP information and generally refers to “net income” in cases in which we would otherwise use the term “net attributable profit”.
(2)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period.
(3)	Each ADS represents the right to receive one ordinary share.
(4)	Dividends per share/ADS are translated into dollars at an average exchange rate for each period, calculated based on the average of the noon buying rates for euro from the Federal Reserve Bank of New York on the last date of each month during the relevant period.
(5)	At the end of the reported period.

BUSINESS OVERVIEW

Recent Developments

On November 10, 2006, having obtained all necessary authorizations, BBVA announced that its reverse subsidiary merger with Texas Regional Bancshares Inc. was consummated. The transaction was entered into and disclosed to the markets in June 2006, and represents a total investment of approximately $2,164 million.

On June 12, 2006, BBVA reached agreement to acquire State National Bancshares Inc., which is a U.S. banking group domiciled in Texas. The acquisition price agreed for State National Bancshares Inc. is approximately $480 million. The acquisition is subject to regulatory approvals.

On July 28, 2006, Telefónica de España, S.A. exercised its put option pursuant to the Memorandum of Understanding (Protocolo de Intenciones) for the integration of Uno-e Bank, S.A. executed on January 10, 2003, by Terra Networks, S.A. (subsequently merged into Telefónica, S.A. (“Telefónica”)) and BBVA. In connection with the exercise of its put option, Telefónica de España, S.A. transferred to BBVA its 33% stake in Uno-e Bank, S.A. in exchange for €148.5 million. As a result of this transaction, BBVA currently owns 100% of Uno-e Bank, S.A.

In February 2000, we and Telefónica entered into a framework agreement for the joint development of a number of projects related to new technological developments. At that time, it was agreed that a representative of Telefónica would join our Board of Directors. Following the implementation of many of these projects, both companies believe that the factors which justified the presence of a representative of Telefónica on the Board of Directors of BBVA no longer exist. Accordingly, Telefónica will shortly cease to maintain a representative on our Board of Directors. We currently hold a significant stake in Telefónica’s share capital and have appointed two directors to Telefónica’s board of directors, who will continue to serve on such company’s board of directors in accordance with BBVA’s shareholding in Telefónica.

Business Areas

In December 2005, our Board of Directors approved a new organizational structure for the BBVA Group, which has been implemented since the beginning of 2006:

•	Retail Banking in Spain and Portugal;

•	Wholesale Business;

•	Businesses in Mexico and United States;

•	Business in South America; and

•	Corporate Activities.

For a more detailed description of these business areas, see Item 4B. of our annual report on Form 20-F for the year ended December 31, 2005.

The financial information for our business areas for the six months ended June 30, 2006 and 2005 presented below have been prepared on a uniform basis, consistent with our organizational structure in 2006. Unless otherwise indicated, the financial information provided below for each business area does not reflect the elimination of transactions between companies within one business area or between different business areas, since we consider these transactions to be an integral part of each business area’s activities. For the presentation and discussion of our consolidated operating results in “Operating and Financial Review and Prospects”, however, such intra- and inter-business area transactions are eliminated, and the eliminations are generally reflected in the operating results of the Corporate Activities business area.

The following table sets forth information relating to income attributed to the Group for each of our business areas for the six months ended June 30, 2006 and 2005.

	Six months ended June 30,
	2006	2005	2006	2005	2006	2005
	Income/(Loss) Attributed to the Group (1)		% of Subtotal		% of Income/Loss Attributed to the Group (1)
	(in millions of euro, except percentages)
	(unaudited)
Retail Banking in Spain and Portugal	717	646	29%	35%	21%	36%
Wholesale Business	623	421	25%	23%	19%	23%
Mexico and United States	825	575	34%	31%	25%	32%
South America	281	204	11%	11%	8%	11%

Subtotal	2,446	1,846	100%	100%	73%	102%

Corporate Activities	890	(33)	—	—	27%	(2)%

Income attributed to the Group(1)	3,336	1,813	—	—	100%	100%

(1)	Net income after minority interest.

Retail Banking in Spain and Portugal

The Retail Banking in Spain and Portugal business area’s main lines of activity are focused on providing banking services to private individuals, retailers and small-sized companies and businesses in the domestic market. The following business units are included in the Retail Banking in Spain and Portugal business area:

•	Financial Services, which provides financial services for individuals and small businesses as well as consumer financing.

•	Asset Management and Private Banking;

•	BBVA Portugal; and

•	Insurance Business in Europe.

At June 30, 2006, this business area’s loan portfolio amounted to €108,696 million, an increase of 18.9% over €91,387 million at June 30, 2005, due to growth in lending to all of the business area’s principal customer segments.

At June 30, 2006, this business area’s non-performing loan (“NPL”) ratio decreased to 0.60% from 0.69% at June 30, 2005.

At June 30, 2006, this business area’s total customer funds amounted to €59,151 million, an increase of 15.1% over €51,415 million at June 30, 2005.

For the six months ended June 30, 2006, this business area’s cost-to-income ratio improved to 46.0%, as compared with 47.6% for the six months ended June 30, 2005.

Wholesale Business

The Wholesale Business business area focuses on large corporations, governmental and non-governmental organizations, finance companies, institutional investor clients and small- and medium-sized enterprises (“SMEs”, which were previously included in our Retail Banking in Spain and Portugal business area).

The following business units are included in the Wholesale Business business area:

•	Corporate and Business Banking, which includes SME banking, Iberian corporate banking, institutions banking and transactional services and product management;

•	Global Businesses, which includes global customers and investment banking, global markets and distribution and Asia;

•	Private Equity; and

•	Real Estate Sector.

Mexico and United States

Our Mexico and United States business area includes the banking, pensions and insurance businesses in Mexico and the United States (including Puerto Rico).

Banking Business

BBVA Bancomer

The Mexican economy grew faster in the first half of 2006, at 4.6%, compared to 3.0% in the first half of 2005. This was due to higher exports and private consumption. The decline in inflation from 3.9% in January 2006 to approximately 3.0% in June 2006, led to a decline in interbank interest rates, which ended the first half of 2006 at 7.3%, compared to 8.6% in December 2005. After reaching 12.4 pesos per euro in February 2006, the exchange rate deteriorated, ending the first half of 2006 at 14.5 pesos per euro. This was 10.1% below the level in June 2005; however, in average terms the peso appreciated in the first half of 2006 by 6.3% over the same period last year.

Lending to customers amounted to €20,202 million at June 30, 2006, an increase of 29.0% compared to €17,407 million at June 30, 2005. This increase was attributable to a 69.6% increase in the consumer loan portfolio. Funds under management, which include deposits, mutual funds and repurchase obligations (“repos”), increased 16.7% to €39,887 million at June 30, 2006 compared to €38,003 million at June 30, 2005.

United States

Customer deposits at June 30, 2006 amounted to €6,022 million, an increase of 9.0% over June 30, 2005, helped by the Group’s first savings campaign in the United States (Quincena del ahorro). Lending increased to €4,703 million at June 30, 2006 (up 11.8% over June 30, 2005).

South America

Our South America business area includes the banking, pensions and insurance businesses in several South American countries: Argentina, Chile, Colombia, Peru, Venezuela, Panama, Paraguay and Uruguay.

The positive conditions in the region in the first half of 2006, including macro-economic stability, the increase in raw material prices and the continued flow of funds from abroad, has produced healthy economic growth.

In May 2006, BBVA acquired Forum, sociedad financiera de automóviles de Chile (later renamed BBVA Financiamiento Automotriz), and its subsidiaries Forum Distribuidora, S.A., Forum Servicios Financieros, S.A. and ECASA, S.A.

Corporate Activities

Our Corporate Activities business area includes the Assets and Liabilities Committee (ALCO) and activities regarding our interests in industrial and financial companies.

Assets and Liabilities Committee (ALCO)

BBVA manages exchange-rate exposure on the earnings of its subsidiaries in the Americas, with over 70% of expected 2006 earnings in Mexico and South America hedged as at June 30, 2006.

At June 30, 2006, the fixed-income asset portfolio stood at €27,918 million.

In connection with the management of liquidity, issuances of debt securities by BBVA in the six months ended June 30, 2006 totaled approximately €17 billion, which covers more than 70% of the debt issuances program budgeted for 2006.

Interests in industrial and financial companies

The unit made investments of €741 million and divestments of €2,968 million during the six months ended June 30, 2006. The most significant disposals were:

•	the 14.4% holding in Banca Nazionale del Lavoro, sold for €1.3 billion in May 2006 as part of BNP Paribas’ public takeover bid for the bank, with capital gains of €568 million; and

•	the sale of 5.04% in Repsol YPF, S.A., for €1,267 million with capital gains of €523 million.

The proceeds from these divestments are being used to help finance our acquisitions of Texas Regional Bancshares and State Nacional Bancshares.

SELECTED STATISTICAL INFORMATION

The following is a presentation of selected statistical information for the periods indicated. Where required under Industry Guide 3, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our calculation that our foreign operations are significant according to Rule 9-05 of Regulation S-X.

Average Balances and Rates

The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each period. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages. Interest income figures, when used, include interest income on non-accruing loans to the extent that cash payments have been received. Loan fees are included in the computation of interest revenue.

	Average Balance Sheet—Assets and Interest from Earning Assets
	At June 30, 2006			At June 30, 2005
	Average Balance	Interest	Average Yield(1)	Average Balance	Interest	Average Yield(1)
	(in millions of euro, except percentages)
Assets
Cash and balances with central banks	12,566	227	3.64%	9,846	214	4.38%
Debt securities, equity instruments and derivatives	107,323	2,179	4.09%	111,219	2,177	3.95%
Loans and receivables
Loans and advances to credit institutions	21,369	448	4.22%	18,165	373	4.15%
In euro(2)	11,858	188	3.20%	9,402	113	2.43%
In other currencies(3)	9,512	260	5.51%	8,764	260	5.98%
Loans and advances to customers	222,372	6,325	5.74%	181,897	4,753	5.27%
In euro(2)	169,797	3,304	3.92%	144,160	2,716	3.80%
In other currencies(3)	52,575	3,021	11.59%	37,736	2,037	10.89%
Other financial income	—	57	—	—	70	—
Non-earning assets	25,315	—	—	24,660	—	—

Total average assets	388,945	9,236	4.79%	345,788	7,587	4.42%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Amounts reflected in euro correspond to predominantly domestic activities.
(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

	Average Balance Sheet—Liabilities and Interest from Interest-bearing Liabilities
	At June 30, 2006			At June 30, 2005
	Average Balance	Interest	Average Rate(1)	Average Balance	Interest	Average Rate(1)
	(in millions of euro, except percentages)
Liabilities
Deposits from central banks and credit institutions	64,424	1,140	3.57%	65,408	1,085	3.34%
In euro	35,736	472	2.67%	36,354	396	2.19%
In other currencies	28,689	668	4.69%	29,054	689	4.78%
Customer deposits	172,439	2,560	2.99%	151,914	2,069	2.75%
In euro(2)	93,922	709	1.52%	83,812	523	1.26%
In other currencies(3)	78,517	1,851	4.75%	68,102	1,546	4.58%
Debt certificates and subordinated liabilities	84,893	1,329	3.16%	62,748	845	2.72%
In euro	76,195	1,110	2.94%	58,845	710	2.43%
In other currencies	8,698	219	5.08%	3,902	135	6.98%
Other financial costs	—	157	—	—	205	—
Non-interest-bearing liabilities	49,641	—	—	51,073	—	—
Shareholder’s equity	17,548	—	—	14,645	—	—

Total average liabilities	388,945	5,186	2.69%	345,788	4,204	2.45%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Amounts reflected in euro correspond to predominantly domestic activities.
(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

Changes in Net Interest Income—Volume and Rate Analysis

The following table allocates changes in our net interest income between changes in volume and changes in rate for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period during which they are due. Loan fees were included in the computation of interest income.

	Six months ended June 30, 2006/ Six months ended June 30, 2005
	Increase (Decrease) Due to Changes in
	Volume(1)	Rate(1)(2)	Net Change
	(in millions of euro)
Interest income
Cash and balances with central banks	59	(46)	13
Debt securities, equity instruments and derivatives	(76)	78	2
Loans and advances to credit institutions	66	8	74
In euro	30	45	75
In other currencies	22	(23)	(1)
Loans and advances to customers	1,058	515	1,573
In euro	483	106	589
In other currencies	801	183	984
Other financial income	—	(13)	(13)

Total income	947	702	1,649

	Six months ended June 30, 2006/ Six months ended June 30, 2005
	Increase (Decrease) Due to Changes in
	Volume(1)	Rate(1)(2)	Net Change
	(in millions of euro)
Interest expense
Deposits from central banks and credit institutions	(16)	72	56
In euro	(7)	84	77
In other currencies	(9)	(12)	(21)
Customer deposits	280	211	491
In euro	63	123	186
In other currencies	236	69	305
Debt certificates and subordinated liabilities	298	185	483
In euro	209	190	399
In other currencies	166	(82)	84
Other financial costs	—	(48)	(48)

Total expense	525	457	982

Total interest income	422	245	667

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.
(2)	Rates have been presented on a non-taxable equivalent basis.

Interest Earning Assets—Margin and Spread

The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the periods indicated.

	Six months ended June 30,
	2006	2005
	(in millions of euro, except percentages)
Average interest earning assets	363,630	321,128
Gross yield(1)	2.54%	2.36%
Net yield(2)	2.37%	2.19%
Net interest margin(3)	1.11%	1.05%
Average effective rate paid on all interest-bearing liabilities	1.33%	1.22%
Spread(4)	1.21%	1.15%

(1)	Gross yield represents total interest income divided by average interest earning assets.
(2)	Net yield represents total interest income divided by total average assets.
(3)	Net interest margin represents net interest income as percentage of average interest earning assets.
(4)	Spread is the difference between gross yield and the average effective rate paid on all interest-bearing liabilities.

Assets

Interest-Bearing Deposits in Other Banks

As of June 30, 2006, interbank deposits represented 4.92% of our total assets. Of such interbank deposits, 39.3% were held outside of Spain and 60.7% were held in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. Such deposits, however, are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of June 30, 2006, our securities were carried on our consolidated balance sheet at a book value of €93.15 billion, representing 23.87% of our total assets. €15.98 billion, or 17.16% of our securities, consisted of Spanish Treasury bonds and Treasury bills. The average yield during the six months ended June 30, 2006 on Spanish Treasury bonds and Treasury bills that BBVA held was 4.72%, compared to an average yield of approximately 5.60% earned on loans and leases during the six months ended June 30, 2006. The market or appraised value of our total securities portfolio as of June 30, 2006 was €92.97 billion. See notes 10, 12 and 14 to the unaudited interim consolidated financial statements. For a discussion of our investments in affiliates, see note 17 to the unaudited interim consolidated financial statements. For a discussion of the manner in which we value our securities, see note 2.2.b to the unaudited interim consolidated financial statements.

The following table analyzes the book value and market value of our ownership of debt securities and equity securities at June 30, 2006 and June 30, 2005. Investments in affiliated companies consolidated under the equity method are not included in the table below.

	At June 30, 2006		At June 30, 2005
	Book Value	Market or appraised	Book Value	Market or appraised
	(thousands of euro)
DEBT SECURITIES TRADING PORTFOLIO
Domestic:
Spanish government securities	2,219,651	2,219,651	5,411,293	5,411,293
Other Spanish government securities(1)	89,551	89,551	191,268	191,268
Other debt securities	1,957,246	1,957,246	1,544,987	1,544,987

Total Domestic	4,266,448	4,266,448	7,147,548	7,147,548
Total International	21,492,367	21,492,367	22,824,996	22,824,996

TOTAL TRADING PORTFOLIO	25,758,815	25,758,815	29,972,544	29,972,544

AVAILABLE FOR SALE PORTFOLIO
Domestic:
Spanish government securities	11,096,362	11,096,362	13,963,270	13,963,270
Other Spanish government securities(1)	1,178,631	1,178,631	1,230,642	1,230,642
Other debt securities	2,507,610	2,507,610	2,540,863	2,540,863

Total Domestic	14,782,602	14,782,602	17,707,774	17,707,774

International:
United States:
U.S. Treasury and other U.S. government agencies	1,912,773	1,912,773	100,026	100,026
States and political subdivisions	38,255	38,255	16,657	16,657
Other U.S. securities	2,448,111	2,448,111	3,446,659	3,446,659

	At June 30, 2006		At June 30, 2005
	Book Value	Market or appraised	Book Value	Market or appraised
	(thousands of euro)
Other countries:
Securities of other foreign governments	18,327,967	18,327,967	15,941,845	15,941,845
Other debt securities outside Spain	7,087,507	7,087,507	7,841,185	7,841,185

Total International	29,814,611	29,814,611	27,346,370	27,346,370

TOTAL AVAILABLE FOR SALE	44,597,213	44,597,213	45,054,144	45,054,144

HELD TO MATURITY PORTFOLIO
Domestic:
Spanish government	1,403,225	1,353,397	367,902	387,733
Other debt securities	981,123	943,840	745,842	781,286

Total Domestic	2,394,348	2,207,237	1,113,744	1,169,019
Total International	3,633,303	3,532,595	2,405,448	2,486,953

TOTAL HELD TO MATURITY PORTFOLIO	6,017,651	5,829,832	3,519,192	3,655,972

TOTAL DEBT SECURITIES	76,373,679	76,185,860	78,545,880	78,682,660

EQUITY SECURITIES TRADING PORTFOLIO	8,733,524	8,733,524	8,466,217	8,466,217

AVAILABLE FOR SALE PORTFOLIO
Domestic:
Equity listed	5,083,920	5,083,920	4,674,283	4,674,283
Equity unlisted	64,543	64,543	73,655	73,655
Other equities	960,627	960,627	987,568	987,568
Total Domestic	6,109,090	6,109,090	5,735,506	5,735,506
International:
United States:
Equity listed	76	76	15,876	15,876
Equity unlisted	13,116	13,116	5,317	5,317
Other equities	24,609	24,609	698	698
Other countries:
Equity listed	1,331,965	1,331,965	1,185,191	1,185,191
Equity unlisted	66,872	66,872	261,444	261,444
Other equities	500,505	500,505	57,014	57,014
Total International	1,937,143	1,937,143	1,525,540	1,525,540

TOTAL AVAILABLE FOR SALE	8,046,233	8,046,233	7,261,046	7,261,046

TOTAL EQUITY SECURITIES	16,779,757	16,779,757	15,727,263	15,727,263

TOTAL INVESTMENT SECURITIES	93,153,435	92,965,617	94,273,143	94,409,923

(1)	Includes debt securities of Spanish regional and local governments.

The following table analyzes the maturities of our investment and fixed income securities excluding trading portfolio by type and geographical area at June 30, 2006.

	Maturing at one year or less		Maturing after one year to five years		Maturing after five year to ten years		Maturing after ten years
	Amount	Yield %	Amount	Yield %	Amount	Yield %	Amount	Yield %	Total
	(thousands of euro, except percentages)
DEBT SECURITIES AVAILABLE FOR SALE PORTFOLIO
Domestic:
Spanish government	2,671,154	4.98	2,955,300	5.39	1,811,822	4.02	3,658,086	4.99	11,096,362
Other Spanish government securities(1)	337,809	7.31	369,481	5.32	308,100	6.42	163,241	6.26	1,178,631
Other debt securities	349,041	3.06	444,707	4.90	406,990	4.30	1,306,872	3.64	2,507,610

Total Domestic	3,358,004	5.02	3,769,488	5.33	2,526,912	4.36	5,128,199	4.69	14,782,603
International:
United States:
U.S. Treasury and other U.S. government agencies	248,954	4.62	537,019	5.04	325,321	1.83	801,479	4.99	1,912,773
States and political subdivisions	39	5.00	7,566	4.00	680	7.00	29,970	5.39	38,255
Other U.S. securities	183,538	5.03	598,338	4.66	393,882	4.53	1,272,353	5.56	2,448,111
Other countries:	5,273,009	4.55	7,903,887	4.82	6,990,182	6.80	5,248,396	6.53	25,415,474
Securities of other foreign governments	4,438,180	4.56	6,189,277	4.92	4,785,517	7.83	2,914,993	7.42	18,327,967
Other debt securities outside Spain	834,829	4.50	1,714,610	4.45	2,204,665	4.58	2,333,403	5.42	7,087,507
Total International	5,705,540	4.57	9,046,811	4.82	7,710,065	6.49	7,352,199	6.19	29,814,615

Total Available for Sale	9,063,544	4.74	12,816,299	4.97	10,236,977	5.97	12,480,396	5.57	44,597,213

HELD TO MATURITY
Domestic:
Spanish government	—		180,749	4.60	1,168,119	3.43	54,358	4.20	1,403,225
Other debt securities	—		128,237	3.69	684,310	4.06	168,576	3.97	981,123
International:	298,485	3.00	1,272,010	3.57	1,764,299	3.66	298,509	4.11	3,633,303

Total Held to maturity	298,485	3.01	1,580,996	3.80	3,696,728	3.91	521,442	4.07	6,017,651

TOTAL DEBT SECURITIES	9,362,029	4.68	14,397,295	4.84	13,853,705	5.43	13,001,838	5.51	50,614,867

(1)	Includes debt securities of Spanish regional and local governments.

Loans and advances to other debtors

As of June 30, 2006, our total loans and leases amounted to €235.8 billion. Net of our loan loss reserve, loans and leases amounted to €230.5 billion as of June 30, 2006, or 59.06% of our total assets. As of June 30, 2006, our loans in Spain amounted to €168.5 billion, increasing 16.8% compared to June 30, 2005, which amounted to €144.3 billion. Our foreign loans amounted to €67.2 billion at June 30, 2006, increasing by 20.9% compared to June 30, 2005.

Loans by Geographic Area

The following table analyzes, by domicile of the customer, our net loans and leases at June 30, 2006.

At June 30, 2006
(in millions of euro)
Total Domestic	168,556
Foreign:
Rest of Europe	17,713
United States	2,923
Central and South America	41,456
Other	5,163

Total foreign	67,255

Total loans and leases	235,811
Loan loss reserve	(5,345)

Total net loans and leases	230,467

Loans by Type of Customer

The following table analyzes by domicile and type of customer our net loans and leases at June 30, 2006. The analyses by type of customer are based principally on the requirements of the regulatory authorities in each country.

At June 30, 2006
(in millions of euro)
Domestic:
Government	15,470
Agriculture	1,758
Industrial	15,198
Real estate and construction	11,865
Commercial and financial	42,471
Loans to individuals	74,552
Lease financing	6,517
Other	725

Total domestic	168,556

Foreign:
Government	5,176
Agriculture	939
Industrial	2,929
Real estate and construction	5,056
Commercial and financial	27,553
Loans to individuals	21,096
Lease financing	826
Other	3,681

Total foreign	67,255

Total loans and leases	235,811

Loan loss reserve	(5,345)

Total net loans and leases	230,467

The following table sets forth a breakdown, by currency, of our net loan portfolio at June 30, 2006 and 2005.

	At June 30,
	2006	2005
	(in millions of euro)
In euro	177,158	150,776
In other currencies	53,308	44,466

Total	230,466	195,242

As of June 30, 2006, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €282.7 million, compared to €171.1 million as of June 30, 2005. Loans outstanding to the Spanish government and its agencies amounted to €15.5 billion, or 6.56% of our total loans and leases, as of June 30, 2006, compared to 7.72% of our total loans and leases as of June 30, 2005. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of June 30, 2006, excluding government-related loans, amounted to €18.75 billion, or approximately 7.95% of our total outstanding loans and leases at that date.

Maturity and Interest Sensitivity

The following table sets forth an analysis by maturity of our total net loans and leases by domicile and type of customer as of June 30, 2006. The determination of maturities is based on contract terms.

	Maturity
	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(in millions of euro)
Domestic:
Government	5,310	3,965	6,227	15,502
Commercial Credit	11,773	708	57	12,538
Secured Loans	7,353	18,456	58,391	84,200
Other debtors in term	27,590	11,944	3,953	43,487
Other	4,742	3,617	2,790	11,149

Total domestic	56,768	38,690	71,418	166,876

Foreign:
Government	612	3,517	657	4,786
Commercial Credit	6,823	3,210	1,099	11,132
Secured Loans	1,162	2,907	10,774	14,843
Other debtors in term	9,283	12,593	2,767	24,643
Other	1,749	5,298	1,138	8,185

Total foreign	19,629	27,525	16,435	63,589

Total net loans and leases	76,397	66,215	87,853	230,466

The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of June 30, 2006.

	Interest Sensitivity of Outstanding Loans and Leases Maturing in More Than One Year
	Domestic	Foreign	Total
	(in millions of euro)
Fixed rate	22,561	19,002	41,563
Variable rate	87,730	27,569	115,299

Total	110,291	46,571	156,862

Loan Loss Reserve

For a discussion of loan loss reserves, see “Item 5. Operating and Financial Review and Prospects—Critical accounting policies—Allowance for loan losses” in our annual report on Form 20-F for the year ended December 31, 2005 and note 2.2.b.4) to the consolidated financial statements included therein.

The following table provides information, by domicile of customer, regarding our loan loss reserve and movements of loan charge-offs and recoveries for periods indicated.

Six months ended June 30, 2006
(in millions of euro, except percentages)
Loan loss reserve at beginning of period:
Domestic	3,080
Foreign	2,507

Total loan loss reserve at beginning of period	5,587
Loans charged off:
Domestic	(56)
Foreign	(184)

Total loans charged off	(240)
Provision for loan losses:
Domestic	314
Foreign	336

Total provision for loan losses	650
Acquisition and disposition of subsidiaries	(16)
Effect of foreign currency translation	(391)
Other	123

Loan loss reserve at end of period:
Domestic	2,984
Foreign	2,729

Total loan loss reserve at end of period	5,714

Loan loss reserve as a percentage of total loans and leases at end of period	2.42%
Net loan charge-offs as a percentage of total loans and leases at end of period	0.10%

Our loan loss reserves as a percentage of total loans and leases declined from 2.55% as of June 30, 2005 to 2.42% as of June 30, 2006, principally due to the increase in the volume of loans granted in the six months ended June 30, 2006.

We do not maintain records allocating the amount of charge-offs and the amount of recoveries by loan category. See “—Substandard Loans” for information as to the breakdown as of June 30, 2006 by loan category of substandard loans. Also, at the time that a loan is charged off in accordance with Bank of Spain guidelines, it will normally be substantially or fully reserved and, accordingly, such charge-off would have a very limited effect on our net attributable profit or shareholders’ equity. Accordingly, we believe that information relating to domestic reserves and charge-offs by loan category is of less relevance than would be the case for a U.S. bank.

Substandard Loans

We classify loans as substandard loans in accordance with the requirements under IFRS in respect of “impaired loans”. As we described in note 2.2.b.4 to the consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2005, loans are considered to be impaired loans, and accrual of the interest thereon is suspended, when there are reasonable doubts that the loans will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions. In addition, all loans that are 90 days past due, even if well-collateralized and in the process of being collected, are automatically considered non-accrual if they are classified as substandard loans.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet with a related charge to write-offs, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

Interest on all of our substandard non-accrual loans is not credited to income until actually collected. The amount of gross interest income that would have been recorded in respect of our substandard loans as of June 30, 2006 and 2005 under EU-IFRS was €1,036 million and €698 million, respectively.

Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet repaid. The approximate amount of interest income on our substandard loans which was included in income attributed to the Group for the six months ended June 30, 2006 and 2005 under EU-IFRS was €70.0 million and 20.6 million, respectively.

The following table provides information, by domicile of customer, regarding our substandard loans at the dates indicated.

	At June 30,
	2006	2005
	(in millions of euro, except percentages)
Substandard loans:
Total substandard loans	2,216	2,219
Total loan loss reserve	5,714	5,108
Substandard loans net of reserves	(3,498)	(2,889)
Substandard loans as a percentage of loans and receivables	0.81%	0.94%
Substandard loans net of reserves as a percentage of loans and receivables	(1.28)%	(1.22)%

Our total substandard loans amounted to €2,216 million as of June 30, 2006, compared to €2,219 million as of June 30, 2005, principally due to the decrease in substandard loans of our Wholesale Business business area. As a result of the increase in loan loss reserves described above under “—Loan Loss Reserve” and the small decrease in total substandard loans described above, our substandard loans as a percentage of total loans and receivables decreased from 0.94% to 0.81% and our loan loss reserves as a percentage of substandard loans increased from 230.22% to 257.89%, in each case as of June 30, 2005 and June 30, 2006, respectively.

We experience higher substandard loans in our Latin American operations, as a percentage of total loans, than in our Spanish operations and actively monitor the higher risk profile of the loan portfolios of our Latin American operations.

As of June 30, 2006, we do not believe that there is a material amount of loans not included in the foregoing table where known information about possible credit problems of the borrowers gives rise to serious doubts as to the ability of the borrowers to comply with the currently applicable loan repayment terms.

The following table provides information, by domicile and type of customer, regarding our substandard loans and the loan loss reserves taken for each substandard loan category, as of June 30, 2006.

	Substandard Loans	Loan Loss Reserve	Substandard Loans as a percentage of Loans in Category
	(in millions of euro)
Domestic:
Government	120	66	0.77%
Agricultural	14	9	0.80%
Industrial	107	67	0.70%
Real estate and construction	125	83	1.06%
Commercial and financial	126	88	0.30%
Loans to individuals	429	211	0.58%
Other	29	40	0.40%

Total domestic	950	564	0.56%
Foreign	1,266	1,172	1.88%
General reserve	—	3,978	n/a

Total substandard loans	2,216	5,714	0.94%

Foreign Country Outstandings

The following tables sets forth, as of the end of the periods indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets at June 30, 2006. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our Latin American subsidiaries.

	At June 30, 2006
	Amount	% of Total Assets
	(in millions of euro, except percentages)
OECD
United Kingdom	6,600	1.69%
Mexico	4,719	1.21%
Other OECD	4,226	1.08%
Total OECD	15,546	3.98%
Central and South America	3,737	0.96%
Other	2,121	0.54%

Total	21,403	5.48%

The following table sets forth the amounts of our cross-border outstandings as of June 30, 2006 indicated by type of borrower where outstandings in the borrower’s country exceeded 1% of our total assets.

	Governments	Banks and Other Financial Institutions	Commercial, Industrial and Other	Total
	(in millions of euro)
Mexico	1,290	790	2,639	4,719
United Kingdom	—	4,718	1,882	6,600

Total	1,290	5,507	4,522	11,319

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

The following table shows the minimum required reserves with respect to each category of country. For BBVA’s level of coverage as of June 30, 2006, see note 13 to our unaudited interim consolidated financial statements included herein.

Categories(1)	Minimum Percentage of Coverage (Outstandings Within Category)
Countries belonging to the OECD whose currencies are quoted in the Spanish foreign exchange market	0.0
Countries with transitory difficulties(2)	10.1
Doubtful countries(2)	22.8
Very doubtful countries(2)(3)	83.5
Bankrupt countries(4)	100.0

(1)	Any outstanding which is guaranteed may be treated, for the purposes of the foregoing, as if it were an obligation of the guarantor.
(2)	Coverage for the aggregate of these three categories must equal at least 35% of outstanding loans within the three categories. The Bank of Spain has recommended up to 50% aggregate coverage.
(3)	Outstandings to very doubtful countries are treated as substandard under Bank of Spain regulations.
(4)	Outstandings to bankrupt countries must be charged off immediately. As a result, no such outstandings are reflected on our consolidated balance sheet. Notwithstanding the foregoing minimum required reserves, certain interbank outstandings with an original maturity of three months or less have minimum required reserves of 50%. We met or exceeded the minimum percentage of required coverage with respect to each of the foregoing categories.

Our exposure to borrowers in countries with difficulties (the last 4 categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €1,052 million and €454 million as of June 30, 2006 and 2005, respectively. These figures do not reflect loan loss reserves of 10.38% and 15.03%, respectively, against the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of June 30, 2006 did not in the aggregate exceed 0.27% of our total assets.

The country-risk exposures described in the preceding paragraph as of June 30, 2006 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, nontransfer, nonconvertibility and, if appropriate, war and political violence. The sums insured as of June 30, 2006 and 2005 amounted to $69 million and $128 million, respectively (approximately €54 million and €106 million based on a euro/dollar exchange rate on June 30, 2006 and 2005 of $1.00 = €0.79 and $1.00 = €0.83, respectively).

Liabilities

Deposits

The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area at the date indicated.

	At June 30, 2006
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(in millions of euro)
Total domestic	87,939	17,938	9,906	115,783

Foreign:
Western Europe	19,034	200	16,609	35,843
Latin America	55,822	912	6,650	63,384
United States	7,085	588	4,719	12,392
Other	2,441	197	7,336	9,973

Total foreign	84,382	1,897	35,313	121,592

Total	172,321	19,836	45,219	237,375

For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see note 25 to the unaudited interim consolidated financial statements.

As of June 30, 2006, the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 (approximately €80,582 considering the noon buying rate as of June 30, 2006) or greater was as follows:

	At June 30, 2006
	Domestic	Foreign	Total
	(in millions of euro)
3 months or under	17,663	19,498	37,161
Over 3 to 6 months	7,082	2,461	9,543
Over 6 to 12 months	1,137	3,190	4,327
Over 12 months	22,190	2,234	24,424

Total	48,072	27,383	75,455

Time deposits from Spanish and foreign financial institutions amounted to €27.5 billion as of June 30, 2006, substantially all of which were in excess of $100,000 (approximately €80,582 as of June 30, 2006).

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of deposits as of June 30, 2006 and 2005, see note 25 to the unaudited interim consolidated financial statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity at June 30, 2006 and 2005.

	At June 30,
	2006		2005
	Amount	Average Rate	Amount	Average Rate
	(in millions of euro, except percentages)
Securities sold under agreements to repurchase: (1)
At June 30	46,269	3.96%	47,524	3.32%
Average during first half year	39,126	4.04%	40,898	4.06%
Maximum quarter-end balance	46,269	—	47,524	—
Bank promissory notes:
At June 30	7,494	3.15%	2,842	2.55%
Average during first half year	8,428	2.81%	6,203	2.27%
Maximum quarter-end balance	9,068	—	4,073	—
Bonds:
At June 30	7,987	3.39%	4,699	3.34%
Average during first half year	8,536	3.33%	6,216	3.41%
Maximum quarter-end balance	8,819	—	5,343	—
Subordinated Debt:
At June 30	859	5.23%	1,175	8.06%
Average during first half year	965	5.34%	1,152	8.19%
Maximum quarter-end balance	903	—	1,175	—
Total short-term borrowings at June 30	62,610	3.81%	56,240	3.38%

(1)	Principally Spanish Treasury bills.

Return on Equity

The following table sets out our return on equity ratios:

	At or for the period ended June 30,
	2006	2005
ROE (income attributed to the group/average equity)	45.2	36.0
ROA (income before minority interests/average total assets)	1.50	1.11
RORWA (income before minority interests/risk weighted assets)	2.57	1.94
Equity to assets ratio	3.90	3.11

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

In the second quarter of 2006, economic indicators remained at levels similar to the preceding quarters in the world’s main economies. However, stock exchanges, which had accumulated significant gains up to May 2006, were affected by fears that possible inflationary pressures would lead central banks to increase interest rates by more than the expected amounts. As a result, equity prices fell sharply until mid-June 2006, wiping out most of the year’s gains. The stock markets started to recover at the end of June 2006 when the latest decisions of the U.S. Federal Reserve and the European Central Bank indicated the risk of additional rate hikes in the short term was less likely.

Against a backdrop of solid economic growth, the U.S. Federal Reserve lifted its benchmark rate twice, to 5.25%. These increases affected market rates across all maturities and led to a parallel shift of the yield curve, which remains fairly flat.

At the beginning of June 2006, the European Central Bank again raised its official rate a quarter point to 2.75%. Market rates followed suit, and the one-year euribor exceeded 3.5% in June 2006, and the ten-year bond rate rose to 4%, thus maintaining its previous spread of approximately 1.1 percentage points compared to ten-year U.S. Treasury bonds. The Spanish economy continued to experience solid growth, although private consumption cooled off slightly. The Spanish economy’s rate of growth was higher than the rest of the euro zone, but inflation still hovers around 4%.

Most countries in Latin America also grew at a fast pace in the first half of 2006. During the period, interest rates continued to rise slightly in many countries, while in Mexico the decline in interest rates has slowed. The TIIE, Mexico’s benchmark interbank money market rate, remained stable at around 7.3% from the end of April 2006 to the end of June 2006. It stood at 7.6% at March 31, 2006 compared to 10% at June 30, 2005.

At June 30, 2006, the U.S. dollar and nearly all of the Latin American currencies depreciated against the euro compared to June 30, 2005, therefore having a negative effect on the Group’s balance sheet at June 30, 2006 compared to June 30, 2005. On the other hand, average exchange rates for most of these currencies in the first half of 2006 appreciated against the euro, thereby having a positive impact on the Group’s income statement for the six months ended June 30, 2006 compared to the six months ended June 30, 2005.

Factors Affecting the Comparability of our Results of Operations and Financial Condition

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries keep their accounts in other currencies, principally Mexican pesos, Argentine pesos, Chilean pesos and Colombian pesos, Venezuelan bolivars, Peruvian nuevos soles and U.S. dollars. For example, if Latin American currencies and the U.S. dollar depreciate against the euro, when the results of operations of our Latin American subsidiaries are included in our consolidated financial statements, the euro value of their results of operations declines, even if, in local currency terms, their results of operations and financial condition have remained the same or improved relative to the prior period. Accordingly, declining exchange rates may limit the ability of our results of operations, stated in euro, to fully describe the performance in local currency terms of our Latin American subsidiaries. By contrast, the appreciation of Latin American currencies and the U.S. dollar against the euro would have a positive impact on the results of operations of our Latin American subsidiaries, when their results of operations are included in our consolidated financial statements.

The assets and liabilities of our subsidiaries which keep their accounts in currencies other than the euro have been translated to euro at the period-end exchange rates for inclusion in our consolidated financial statements. Income statement items have been translated at the average exchange rates for the period. The following table sets forth the average exchange rates of several Latin American currencies against the euro for the six months ended June 30, 2006 and 2005, expressed in local currency per €1.00, according to the European Central Bank.

	Six months ended June 30,		Change
	2006	2005	Six months ended June 30, 2006/ Six months ended June 30, 2005
Mexican peso	13.3881	14.2286	5.91%
Venezuelan bolivar	2,638.52	2,659.57	0.79%
Colombian peso	2,881.84	3,012.05	4.32%
Chilean peso	648.09	745.16	13.03%
Peruvian nuevo sol	4.0797	4.1865	2.55%
Argentinean peso	3.7877	3.7467	(1.09)%
U.S. dollar	1.2296	1.2847	4.29%

As shown in the table above, in the six months ended June 30, 2006, average exchange rates for the main Latin American currencies and the U.S. dollar appreciated against the euro, which had a positive impact on our results of operations for the six months ended June 30, 2006 compared to the six months ended June 30, 2005 and therefore affects the comparability of our historical results of operations for these two periods.

BBVA Group Results of Operations

The changes in the Group’s consolidated income statements for the six months ended June 30, 2006 and 2005 were as follows:

	Six months ended June 30,		Change
	2006	2005	Six months ended June 30, 2006/ Six months ended June 30, 2005
	(in millions of euro)		(in percentages)
	(unaudited)
Consolidated Statement of Income Data
Interest and similar income	9,047	7,427	21.8
Interest expense and similar charges	(5,186)	(4,203)	23.4
Income from equity instruments	189	142	33.1

Net interest income	4,050	3,366	20.3
Share of profit or loss of entities accounted for using the equity method	70	51	37.3
Fee and commission income	2,535	2,206	14.9
Fee and commission expenses	(385)	(353)	9.1
Insurance activity income	297	219	35.6
Gains/(losses) on financial assets and liabilities (net)	1,146	472	142.8
Exchange differences (net)	211	139	51.8

Gross income	7,924	6,100	29.9
Sales and income from the provision of non-financial services	317	301	5.3
Cost of sales	(243)	(234)	3.8
Other operating income	52	74	(29.7)
Personnel expenses	(1,952)	(1,710)	14.2
Other administrative expenses	(1,161)	(1,011)	14.8
Depreciation and amortization	(232)	(206)	12.6
Other operating expenses	(130)	(113)	15.0

Net operating income	4,575	3,201	42.9
Impairment losses (net)	(655)	(325)	101.5

	Six months ended June 30,		Change
	2006	2005	Six months ended June 30, 2006/ Six months ended June 30, 2005
	(in millions of euro)		(in percentages)
	(unaudited)
Provision expense (net)	(342)	(254)	34.6
Finance income from non-financial activities	9	2	350.0
Finance expenses from non-financial activities	(8)	(1)	700.0
Other gains	979	233	319.7
Other losses	(82)	(132)	(37.9)

Income before tax	4,475	2,724	64.3
Income tax	(1,007)	(788)	27.8

Income from ordinary activities	3,469	1,936	79.1
Income from discontinued operations (net)	—	—	—
Consolidated income for the period	3,469	1,936	79.1
Income attributed to minority interests	(132)	(123)	7.3

Income attributed to the Group	3,336	1,813	84.0

Net interest income

The following table summarizes the principal components of net interest income for the six months ended June 30, 2006 compared to June 30, 3005.

	Six months ended June 30,		Change
	2006	2005	Six months ended June 30, 2006/ Six months ended June 30, 2005
	(in millions of euro)		(in percentages)
	(unaudited)
Interest and similar income	9,047	7,427	21.8
Interest expense and similar charges	(5,186)	(4,203)	23.4
Income from equity instruments	189	142	33.1

Net interest income	4,050	3,366	20.3

Net interest income for the six months ended June 30, 2006 amounted to €4,050 million, a 20.3% increase from €3,366 million for the six months ended June 30, 2005. This increase is principally due to an increase in the BBVA Group’s overall business volume, which was driven mainly by increases in loans and advances to customers, primarily individuals and in the real estate and construction sectors. Rising interest rates in Spain and Mexico during the six months ended June 30, 2006 increased the spread between the interest we paid on interest-bearing liabilities, principally deposits, and the interest we earned on our interest-earning assets, principally loans, in our core Spanish and Mexican markets.

Net Fee and Commission Income

Fee and Commission Income

The breakdown of fee and commission income for the six months ended June 30, 2006 and 2005 is as follows:

	Six months ended June 30,		Change
	2006	2005	Six months ended June 30, 2006/ Six months ended June 30, 2005
	(in millions of euro) (unaudited)		(in percentages)
Commitment fees	29	23	24.1
Contingent liabilities	100	84	19.0
Documentary credits	16	15	7.8
Bank and other guarantees	83	69	21.5
Arising from exchange of foreign currencies and banknotes	10	8	25.3
Collection and payment services	1,105	927	19.2
Securities services	1,014	934	8.6
Counseling on and management of one-off transactions	7	8	(10.3)
Financial and similar counseling services	9	7	28.0
Factoring transactions	10	9	3.2
Non-banking financial products sales	34	24	38.3
Other fees and commissions	218	182	20.1

Fee and commission income	2,535	2,206	14.9

Fee and commission income for the six months ended June 30, 2006 amounted to €2,535 million, a 14.9% increase from €2,206 million for the six months ended June 30, 2005, mainly due to a 19.2% increase in collection and payment services primarily attributable to an increase in fees and commissions relating to retail banking services in Latin America, most significantly in Mexico, and an 8.6% increase in securities services primarily attributable to an increase in brokerage fees as a result of increased trading activity by our customers.

Fee and Commission Expenses

The breakdown of fee and commission expenses for the six months ended June 30, 2006 and 2005 is as follows:

	Six months ended June 30,		Change
	2006	2005	Six months ended June 30, 2006/ Six months ended June 30, 2005
	(in millions of euro) (unaudited)		(in percentages)
Brokerage fees on lending and deposit transactions	(5)	(7)	(21.3)
Fees and commissions assigned to third parties	(270)	(247)	9.3
Other fees and commissions	(110)	(100)	10.5

Fee and commission expenses	(385)	(353)	9.1

Fee and commission expenses for the six months ended June 30, 2006 amounted to €385 million, a 9.1% increase from €353 million for the six months ended June 30, 2005, mainly due to a 9.3% increase in fees and commissions assigned to third parties to €270 million in the six months ended June 30, 2006 from €247 million in the six months ended June 30, 2005, primarily due to an increase in fees paid to intermediary service providers as a result of increased business volumes.

Net Fee and Commission Income

As a result of the foregoing, net fee and commission income for the six months ended June 30, 2006 totaled €2,150 million, a 16.0% increase from €1,853 million for the six months ended June 30, 2005.

Insurance Activity Income

Insurance activity income for the six months ended June 30, 2006 amounted to €297 million, a 35.6% increase from €219 million for the six months ended June 30, 2005, relating mainly to growth in our insurance business in Spain and Portugal, as well as in Mexico.

Gains or Losses on Financial Assets and Liabilities (Net)

Gains on financial assets (net) amounted to €1,146 million for the six months ended June 30, 2006, a 142.8% increase from €472 million for the six months ended June 30, 2005, mainly due to the recognition of a gain of €522 million in connection with the sale of our interests in Repsol YPF.

Gross Income

As a result of the foregoing, gross income amounted to €7,924 million for the six months ended June 30, 2006, a 29.9% increase from €6,100 million for the six months ended June 30, 2005.

Personnel Expenses

The breakdown of personnel expenses for the six months ended June 30, 2006 and 2005 is as follows:

	Six months ended June 30,		Change
	2006	2005	Six months ended June 30, 2006/ Six months ended June 30, 2005
	(in millions of euro) (unaudited)		(in percentages)
Wages and salaries	(1,468)	(1,278)	14.9
Social security costs	(250)	(229)	8.9
Transfers to internal pension provisions	(32)	(36)	(11.2)
Contributions to external pension funds	(28)	(34)	(15.2)
Equity instrument-based employee remuneration	(22)	—	n.m (1)
Other personnel expenses	(151)	(133)	13.7

Personnel expenses	(1,952)	(1,710)	14.2

(1)	Not meaningful.

Personnel expenses for the six months ended June 30, 2006 amounted to €1,952 million, a 14.2% increase from €1,710 million for the six months ended June 30, 2005, mainly due to the addition of employees resulting from the acquisitions of interests in Laredo National Bank in April 2005 and Banco Granahorrar, S.A. in December 2005.

Other Administrative Expenses

The breakdown of other administrative expenses for the six months ended June 30, 2006 and 2005 is as follows:

	Six months ended June 30,		Change
	2006	2005	Six months ended June 30, 2006/ Six months ended June 30, 2005
	(in millions of euro) (unaudited)		(in percentages)
Technology and systems	(255)	(214)	19.0
Communications	(109)	(96)	13.5
Advertising	(97)	(97)	(0.1)
Property, fixtures and materials	(227)	(195)	16.5
Taxes other than income tax	(104)	(98)	6.8
Other expenses	(369)	(311)	18.5

Other administrative expenses	(1,161)	(1,011)	14.8

Other administrative expenses amounted to €1,161 million for the six months ended June 30, 2006, a 14.8% increase from €1,011 million for the six months ended June 30, 2005. This increase was mainly due to increases in other expenses, technology and systems expenses and property, fixtures and materials expenses.

We calculate our efficiency ratio as (i) the sum of gross income, sales and income from the provision of non-financial services and other operating income, divided by (ii) the sum of cost of sales, personnel expenses, other administrative expenses and other operating expenses. Our efficiency ratio was 38.5% in the six months ended June 30, 2006 compared to 43.0% in the six months ended June 30, 2005. Including depreciation and amortization expense, our efficiency ratio was 41.4% in the six months ended June 30, 2006 compared to 46.4% in the six months ended June 30, 2005.

Net Operating Income

Our net operating income for the six months ended June 30, 2006 was €4,575 million, an increase of 42.9% from €3,201 million for the six months ended June 30, 2005.

Impairment Losses (Net)

Impairment losses (net) was €655 million for the six months ended June 30, 2006, an increase of 101.5% from the six months ended June 30, 2005. This increase was mainly due to the increase in the BBVA Group’s overall business volume, which was driven mainly by increases in loans and advances to customers.

Provision Expense (Net)

Provision expense (net) was €342 million for the six months ended June 30, 2006, an increase of 34.6% from €254 million for the six months ended June 30, 2005, mainly due to an increase in provisions for early retirements.

Other Gains and Losses (Net)

The breakdown of other gains and losses for the six months ended June 30, 2006 and 2005 is as follows:

	Six months ended June 30,		Change
	2006	2005	Six months ended June 30, 2006/ Six months ended June 30, 2005
	(in millions of euro) (unaudited)		(in percentages)
Gains on sales of tangible assets	38	39	(2.2)
Net gains on sale of investments	889	—	n.m (1)
Income from the provision of non-typical services	1	2	(45.8)
Other income	51	192	(73.6)

Other gains	979	233	320.1

Losses on disposal of fixed assets	(9)	(10)	(10.0)
Other losses	(73)	(122)	(40.1)

Other losses	(82)	(132)	(37.8)

(1)	Not meaningful.

Other gains (net) was €897 million in the six months ended June 30, 2006 compared to €101 million in the six months ended June 30, 2005. Other gains (net) in the six months ended June 30, 2006 included gains of €184 million, €111 million and €568 million in connection with the sale of our interests in Banca International de Andorra, Tecnicas Reunidas and Banca Nazionale del Lavoro, respectively.

Income Tax

Income tax expense was €1,007 million in the six months ended June 30, 2006, an increase of 27.8% from €788 million in the six months ended June 30, 2005. Our effective tax rate (income tax expense as a percentage of our income before tax) was 22.5% in the six months ended June 30, 2006 compared to 28.9% in the six months ended June 30, 2005, principally reflecting the change in the composition of our pre-tax income.

Income Attributed to the Group

As a result of the foregoing, income attributed to the Group amounted to €3,336 million in the six months ended June 30, 2006, an 84.0% increase from €1,813 million in the six months ended June 30, 2005.

Results of Operations by Business Areas

As described under “Business Overview”, our business areas during the six months ended June 30, 2006 were the following:

•	Retail Banking in Spain and Portugal;

•	Wholesale Business;

•	Businesses in Mexico and United States;

•	Business in South America; and

•	Corporate Activities.

Retail Banking in Spain and Portugal

	Six months ended June 30,		Change
	2006	2005	Six months ended June 30, 2006/ Six months ended June 30, 2005
	(in millions of euro) (unaudited)		(in percentages)
Net interest income	1,385	1,292	7.2
Share of profit of entities accounted for using the equity method	—	1	(53.8)
Net fee and commission income	776	699	10.9
Insurance activity income	182	150	21.4

Basic income(1)	2,343	2,142	9.4
Gains on financial assets and liabilities (net)	32	26	26.0

Gross income	2,375	2,167	9.6
Sales and income from the provision of non-financial services	15	16	(4.4)
Personnel expenses and other administrative expenses	(1,075)	(1,034)	4.1
Depreciation and amortization	(51)	(47)	8.3
Other operating income and expenses (net)	7	21	(64.8)

Net operating income	1,271	1,123	13.2
Impairment losses (net)	(176)	(150)	17.6
Net loan loss provisions	(177)	(153)	16.1
Other writedowns	1	3	(61.4)
Provision expense (net)	1	0	171.9
Other gains and losses (net)	9	12	(30.0)

Income before tax	1,104	986	12.0
Income tax	(384)	(337)	13.8

Income from ordinary activities	720	649	11.1
Income attributed to minority interests	(3)	(3)	19.3

Income attributed to the group	717	646	11.0

(1)	Basic income for this business area consists of net interest income, share of profit of entities accounted for using the equity method, net fee and commission income and insurance activity income. Basic income is not a line item in our consolidated financial statements.

Net Interest Income

Net interest income of this business area amounted to €1,385 million for the six months ended June 30, 2006, a 7.2% increase from €1,292 million for the six months ended June 30, 2005, principally due to an increase in this business area’s overall business volume, which was driven mainly by increases in loans and advances to customers, primarily individuals and in the real estate and construction sectors. Rising interest rates in Spain during the six months ended June 30, 2005 increased the spread between the interest we paid on interest-bearing liabilities, principally deposits, and the interest we earned on our interest-earning assets, principally loans, in Spain.

Net Fee and Commission Income

Net fee and commission income of this business area for the six months ended June 30, 2006 amounted to €776 million, an increase of 10.9% from €699 million for the six months ended June 30, 2005, principally attributable to an increase in business volume.

Basic Income

Basic income of this business area for the six months ended June 30, 2006 amounted to €2,343 million, an increase of 9.4% from €2,142 million for the six months ended June 30, 2005, principally attributable to the increases in net interest income and net fee and commission income and an increase in insurance activity income.

Gross Income

As a result of the foregoing, gross income of this business area for the six months ended June 30, 2006 amounted to €2,375 million, an increase of 9.6% compared to €2,167 million for the six months ended June 30, 2005.

Personnel Expenses and Other Administrative Expenses

Personnel expenses and other administrative expenses of this business area for the six months ended June 30, 2006 amounted to €1,075 million, an increase of 4.1% compared to €1,034 million for the six months ended June 30, 2005.

As a result of the foregoing, the efficiency ratio of this business area was 43.9% for the six months ended June 30, 2006 compared to 45.4% for the six months ended June 30, 2005. Including depreciation and amortization expense of this business area, the efficiency ratio of this business area was 46.0% for the six months ended June 30, 2006 compared to 47.6% for the six months ended June 30, 2005.

Net Operating Income

Net operating income of this business area for the six months ended June 30, 2006 was €1,271 million, a 13.2% increase from €1,123 million for the six months ended June 30, 2005.

Impairment Losses (Net)

Impairment losses (net) of this business area for the six months ended June 30, 2006 was €176 million, a 17.6% increase from €150 million for the six months ended June 30, 2005, mainly due to a 16.1% increase in net loan loss provisions to €177 million for the six months ended June 30, 2006 from €153 million for the six months ended June 30, 2005. The increase in loan loss provisions was principally due to an increase in the size of our loan portfolio. This business area’s non-performing loan ratio was 0.62% at June 30, 2006 compared to 0.69% at June 30, 2005.

Income Attributed to the Group

As a result of the foregoing, income attributed to the Group from this business area for the six months ended June 30, 2006 was €717 million, an increase of 11.0% from €646 million for the six months ended June 30, 2005.

Wholesale Business

	Six months ended June 30,		Change
	2006	2005	Six months ended June 30, 2006/ Six months ended June 30, 2005
	(in millions of euro) (unaudited)		(in percentages)
Net interest income	526	496	6.2
Share of profit of entities accounted for using the equity method	46	23	101.1
Net fee and commission income	241	206	16.9
Insurance activity income	—	—	—

Basic income(1)	813	724	12.2
Gains on financial assets and liabilities (net)	339	193	75.6

	Six months ended June 30,		Change
	2006	2005	Six months ended June 30, 2006/ Six months ended June 30, 2005
	(in millions of euro) (unaudited)		(in percentages)
Gross income	1,152	917	25.5
Sales and income from the provision of non-financial services	59	48	23.0
Personnel expenses and other administrative expenses	(299)	(281)	6.4
Depreciation and amortization	(6)	(6)	5.2
Other operating income and expenses (net)	2	22	(92.7)

Net operating income	907	700	29.6
Impairment losses (net)	(198)	(109)	80.7
Net loan loss provisions	(198)	(109)	81.0
Other writedowns	—	—	—
Provision expense (net)	5	4	22.0
Other gains and losses (net)	145	14	n.m.	(2)

Income before tax	860	609	41.2
Income tax	(234)	(186)	25.5

Income from ordinary activities	626	423	48.1
Income attributed to minority interests	(3)	(2)	92.4

Income attributed to the group	623	421	47.9

(1)	Basic income for this business area consists of net interest income, share of profit of entities accounted for using the equity method, net fee and commission income and insurance activity income. Basic income is not a line item in our consolidated financial statements.
(2)	Not meaningful.

Net Interest Income

Net interest income of this business area for the six months ended June 30, 2006 amounted to €526 million, a 6.2% increase from €496 million for the six months ended June 30, 2005, principally due to an increase in lending to corporate customers.

Net Fee and Commission Income

Net fee and commission income of this business area for the six months ended June 30, 2006 amounted to €241 million, an increase of 16.9% from €206 million for the six months ended June 30, 2005, principally due to an increase in business volume.

Basic Income

Basic income of this business area for the six months ended June 30, 2006 amounted to €813 million, a 12.2% increase from €724 million for the six months ended June 30, 2005, principally attributable to the increases in net interest income, net fee and commission income and share of profit of entities accounted for using the equity method.

Gains on Financial Assets and Liabilities (Net)

Gains on financial assets and liabilities (net) of this business area for the six months ended June 30, 2006 amounted to €339 million, an increase of 75.6% from €193 million for the six months ended June 30, 2005, mainly attributable to gains on derivatives held for trading purposes.

Gross Income

As a result of the foregoing, gross income of this business area for the six months ended June 30, 2006 amounted to €1,152 million, an increase of 25.5% compared to €917 million for the six months ended June 30, 2005.

Personnel Expenses and Other Administrative Expenses

Personnel expenses and other administrative expenses of this business area for six months ended June 30, 2006 amounted to €299 million, an increase of 6.4% compared to €281 million for the six months ended June 30, 2005.

As a result of the foregoing, the efficiency ratio of this business area was 24.2% for the six months ended June 30, 2006 compared to 28.5% for the six months ended June 30, 2005. Including depreciation and amortization expense of this business area, the efficiency ratio of this business area was 24.7% for the six months ended June 30, 2006 compared to 29.1% for the six months ended June 30, 2005.

Net Operating Income

Net operating income of this business area for the six months ended June 30, 2006 was €907 million, a 29.6% increase from €700 million for the six months ended June 30, 2005.

Impairment Losses (Net)

Impairment losses (net) of this business area for the six months ended June 30, 2006 was €198 million, an 80.7% increase from €109 million for the six months ended June 30, 2005, mainly due to the increase in the size of our loan portfolio. This business area’s non-performing loan ratio was 0.23% at June 30, 2006 compared to 0.37% at June 30, 2005.

Other Gains and Losses (Net)

Other gains (net) of this business area for the six months ended June 30, 2006 was €145 million, a significant increase from €14 million for the six months ended June 30, 2005. Other gains (net) of this business area for the six months ended June 30, 2006 reflected gains on the sale of our interests in Tecnicas Reunidas, totaling €111 million.

Income Attributed to the Group

As a result of the foregoing, income attributed to the Group from this business area for the six months ended June 30, 2006 was €623 million, an increase of 47.9% from €421 million for the six months ended June 30, 2005.

Businesses in Mexico and United States

As discussed above under “—Factors Affecting the Comparability of our Results of Operations and Financial Condition”, for the six months ended June 30, 2006, the appreciation of the Mexican peso against the euro positively affected, to a limited extent, the results of operations of our Mexican subsidiaries in euro terms.

	Six months ended June 30,		Change
	2006	2005	Six months ended June 30, 2006/ Six months ended June 30, 2005	Six months ended June 30, 2006/ Six months ended June 30, 2005(1)
	(in millions of euro) (unaudited)		(in percentages)
Net interest income	1,664	1,209	37.6	29.6
Share of profit of entities accounted for using the equity method	(2)	—	n.m. (2)	n.m. (2)
Net fee and commission income	697	548	27.2	19.9
Insurance activity income	145	97	49.3	40.5

Basic income(3)	2,504	1,854	35.0	27.2
Gains on financial assets and liabilities (net)	105	33	218.5	199.8

Gross income	2,609	1,887	38.2	30.2
Sales and income from the provision of non-financial services	(1)	—	184.2	167.4
Personnel expenses and other administrative expenses	(959)	(783)	22.5	15.5
Depreciation and amortization	(60)	(63)	(3.9)	(9.5)
Other operating income and expenses (net)	(56)	(52)	8.3	1.9

Net operating income	1,531	989	54.9	45.8
Impairment losses	(295)	(96)	206.9	189.5
Net loan loss provisions	(287)	(88)	224.5	206.2
Other writedowns	(8)	(8)	7.8	1.5
Provision expense (net)	(53)	(60)	(12.3)	(17.5)
Other gains and losses (net)	—	—	—	215.0

Income before tax	1,183	833	42.2	33.8
Income tax	(357)	(255)	39.9	31.8

Income from ordinary activities	826	577	43.1	34.8
Income attributed to minority interests	(1)	(2)	(39.0)	(42.6)

Income attributed to the group	825	575	43.4	35.0

(1)	At constant exchange rates from the six months ended June 30, 2005.
(2)	Not meaningful.
(3)	Basic income for this business area consists of net interest income, share of profit of entities accounted for using the equity method, net fee and commission income and insurance activity income. Basic income is not a line item in our consolidated financial statements.

Net Interest Income

Net interest income of this business area for the six months ended June 30, 2006 amounted to €1,664 million, a 37.6% increase from €1,209 million for the six months ended June 30, 2005, principally due to an increase in both interest rates and business volume, most significantly in Mexico, which resulted in a higher yield spread.

Net Fee and Commission Income

Net fee and commission income of this business area for the six months ended June 30, 2006 amounted to €697 million, an increase of 27.2% from €548 million for the six months ended June 30, 2005, principally due to the increase in the volume of market transactions.

Insurance Activity Income

Insurance activity income of this business area for the six months ended June 30, 2006 was €145 million, an increase of 49.3% from €97 million for the six months ended June 30, 2005, principally due to growth in our insurance business.

Basic Income

Basic income of this business area for the six months ended June 30, 2006 amounted to €2,504 million, an increase of 35.0% from €1,854 million for the six months ended June 30 2005, principally attributable to the increases in net interest income and net fee and commission income and an increase in insurance activity income.

Gains on Financial Assets and Liabilities (Net)

Gains on financial assets and liabilities (net) of this business area for the six months ended June 30, 2006 amounted to €105 million, an increase of 218.5% from €33 million for the six months ended June 30, 2005, mainly as a result of gains on derivatives held for trading purposes, gains from available-for-sale financial assets and gains from securities held for trading purposes attributable to favorable conditions in the capital markets in the first half of 2006.

Gross Income

As a result of the foregoing, gross income of this business area for the six months ended June 30, 2006 amounted to €2,609 million, an increase of 38.2% compared to €1,887 million for the six months ended June 30, 2005.

Personnel Expenses and Other Administrative Expenses

Personnel expenses and other administrative expenses of this business area for the six months ended June 30, 2006 amounted to €959 million, an increase of 22.5% from €783 million for the six months ended June 30, 2005, mainly due to increased business activity as well as the consolidation of Laredo National Bank as from its acquisition in April 2005.

As a result of the foregoing, the efficiency ratio of this business area was 36.8% for the six months ended June 30, 2006 compared to 41.5% for the six months ended June 30, 2005. Including depreciation and amortization expense of this business area, the efficiency ratio of this business area was 39.1% for the six months ended June 30, 2006 compared to 44.8% for the six months ended June 30, 2005.

Net Operating Income

Net operating income of this business area for the six months ended June 30, 2006 was €1,531 million, a 54.9% increase from €989 million for the six months ended June 30, 2005.

Impairment Losses (Net)

Impairment losses (net) of this business area for the six months ended June 30, 2006 was €295 million, a 206.9% increase from €96 million for the six months ended June 30, 2005, mainly due to a 224.5% increase in net loan loss provisions to €287 million for the six months ended June 30, 2006 from €88 million for the six months ended June 30, 2005. The increase in loan loss provisions was principally due to an increase in the size of our loan portfolio. This business area’s non-performing loan ratio was 2.21% at June 30, 2006 compared to 2.28% at June 30, 2005.

Income Attributed to the Group

As a result of the foregoing, income attributed to the Group from this business area for the six months ended June 30, 2006 was €825 million, an increase of 43.4% from €575 million for the six months ended June 30, 2005.

Business in South America

As discussed above under “—Factors Affecting the Comparability of our Results of Operations and Financial Condition”, for the six months ended June 30, 2006 the appreciation of the currencies of the Latin American countries in which we operate against the euro positively affected, to a limited extent, the results of operations of our Latin American subsidiaries in euro terms relative to the results of operations of this business area for the six months ended June 30, 2005.

In addition, the results of operations of this business area were impacted by the acquisition of an approximately 99% interest in Banco Granahorrar, S.A. in December 2005, which is consolidated in our consolidated financial statements as from its date of acquisition.

	Six months ended June 30,		Change
	2006	2005	Six months ended June 30, 2006/ Six months ended June 30, 2005		Six months ended June 30, 2006/ Six months ended June 30, 2005(1)
	(in millions of euro) (unaudited)		(in percentages)
Net interest income	627	480	30.5		25.9
Share of profit of entities accounted for using the equity method	2	(1)	n.m.	(2)	n.m.	(2)
Net fee and commission income	405	326	24.5		17.5
Insurance activity income	(12)	1	n.m.	(2)	248.5

Basic income(3)	1,023	806	27.0		22.0
Gains on financial assets and liabilities (net)	169	55	208.8		199.2

Gross income	1,191	860	38.5		33.2
Sales and income from the provision of non-financial services	3	5	(41.2)		(40.6)
Personnel expenses and other administrative expenses	(537)	(428)	25.4		20.7
Depreciation and amortization	(44)	(28)	54.4		47.6
Other operating income and expenses (net)	(22)	(17)	27.3		24.5

Net operating income	592	392	51.1		45.1
Impairment losses	(46)	(24)	94.3		76.6
Net loan loss provisions	(46)	(13)	245.7		204.9
Other writedowns	(0)	(10)	(99.4)		(99.5)
Provision expense (net)	(37)	(24)	52.1		49.7
Other gains and losses (net)	(4)	34	n.m.	(2)	n.m.	(2)

Income before tax	505	378	33.4		29.2
Income tax	(107)	(83)	28.9		25.2

Income from ordinary activities	398	295	34.7		30.4
Income attributed to minority interests	(116)	(91)	28.3		23.5

Income attributed to the group	281	204	37.5		33.4

(1)	At constant exchange rates from 2005.
(2)	Not meaningful.
(3)	Basic income for this business area consists of net interest income, share of profit of entities accounted for using the equity method, net fee and commission income and insurance activity income. Basic income is not a line item in our consolidated financial statements.

Net Interest Income

Net interest income of this business area for the six months ended June 30, 2006 amounted to €627 million, a 30.5% increase from €480 million for the six months ended June 30, 2005, principally due to an increase in business volume in South America.

Net Fee and Commission Income

Net fee and commission income of this business area for the six months ended June 30, 2006 amounted to €405 million, an increase of 24.5% from €326 million for the six months ended June 30, 2005, principally due to an increase in business volume.

Insurance Activity Income

Insurance activity income of this business area for the six months ended June 30, 2006 was negative €12 million, a decrease from €1 million for the six months ended June 30, 2005, principally due to an increase in technical reserves.

Basic Income

Basic income of this business area for the six months ended June 30, 2006 amounted to €1,023 million, an increase of 27.0% from €806 million for the six months ended June 30, 2005, principally attributable to the increases in net interest income and net fee and commission income, offset in part by a decrease in insurance activity income.

Gains on Financial Assets and Liabilities (Net)

Gains on financial assets and liabilities (net) of this business area for the six months ended June 30, 2006 amounted to €169 million, an increase of 208.8% from €55 million for the six months ended June 30, 2005, mainly as a result of gains from sales of available-for-sale financial assets attributable to favorable conditions in the capital markets in the first half of 2006, particularly in Argentina.

Gross Income

As a result of the foregoing, gross income of this business area for the six months ended June 30, 2006 amounted to €1,191 million, an increase of 38.5% compared to €860 million for the six months ended June 30, 2005.

Personnel Expenses and Other Administrative Expenses

Personnel expenses and other administrative expenses of this business area for the six months ended June 30, 2006 amounted to €537 million, an increase of 25.4% compared to €428 million for the six months ended June 30, 2005, mainly due to increased business activity as well as the consolidation of Banco Granahorrar, S.A. as from its acquisition in December 2005.

As a result of the foregoing, the efficiency ratio of this business area was 44.9% for the six months ended June 30, 2006 compared to 49.5% for the six months ended June 30, 2005. Including depreciation and amortization expense of this business area, the efficiency ratio of this business area was 48.6% for the six months ended June 30, 2006 compared to 52.7% for the six months ended June 30, 2005.

Net Operating Income

Net operating income of this business area for the six months ended June 30, 2006 was €592 million, a 51.1% increase from €392 million for the six months ended June 30, 2005.

Impairment Losses (Net)

Impairment losses (net) of this business area for the six months ended June 30, 2006 was €46 million, a 94.3% increase from €24 million for the six months ended June 30, 2005, mainly due to a 245.7% increase in net loan loss provisions to €46 million for the six months ended June 30, 2006 from €10 million for the six months ended June 30, 2005. The increase in loan loss provisions was principally due to an increase in the size of our loan portfolio. This business area’s non-performing loan ratio was 3.15% at June 30, 2006 compared to 4.10% at June 30, 2005.

Income Attributed to the Group

As a result of the foregoing, income attributed to the Group from this business area for the six months ended June 30, 2006 was €281 million, an increase of 37.5% from €204 million for the six months ended June 30, 2005.

Corporate Activities

	Six months ended June 30,		Change
	2006	2005	Six months ended June 30, 2006/ Six months ended June 30, 2005
	(in millions of euro) (unaudited)		(in percentages)
Net interest expense	(152)	(111)	36.4
Share of profit of entities accounted for using the equity method	24	29	(17.0)
Net fee and commission income	31	74	(57.8)

Insurance activity loss	(19)	(29)	(35.1)

Basic loss(2)	(115)	(37)	210.8
Gains on financial assets and liabilities (net)	712	305	133.5

Gross income	596	268	122.8
Sales and income from the provision of non-financial services	(1)	(2)	(39.0)
Personnel expenses and other administrative expenses	(243)	(195)	24.2
Depreciation and amortization	(71)	(61)	15.0
Other operating income and expenses (net)	(9)	(12)	(27.7)

Net operating income/(loss)	273	(3)	n.m. (1)
Impairment losses	60	54	10.9
Net loan loss provisions	58	59	(3.0)
Other writedowns	2	(5)	(141.2)
Provision expense (net)	(259)	(174)	48.4
Other gains and losses (net)	749	41	n.m. (1)

Income/(Loss) before tax	823	(82)	n.m. (1)
Income tax	76	74	2.0

Income/(Loss) from ordinary activities	899	(8)	n.m. (1)

Income or loss attributed to minority interests	(9)	(26)	(67.3)

Income/(Loss) attributed to the group	890	(34)	n.m. (1)

(1)	Not meaningful.
(2)	Basic loss for this business area consists of net interest expense, share of profit of entities accounted for using the equity method, net fee and commission income and insurance activity income loss. Basic loss is not a line item in our consolidated financial statements.

Net Interest Expense

Net interest expense of this business area for the six months ended June 30, 2006 amounted to €152 million, a 36.4% increase from €111 million for the six months ended June 30, 2005, principally due to the effect of the decrease in spreads on the ALCO portfolios as a result of rising interest rates.

Basic Loss

Basic loss of this business area for the six months ended June 30, 2006 amounted to €115 million, a decrease of 210.8% from €38 million for the six months ended June 30, 2005, principally attributable to an increase in net interest expense and a decrease in net fee and commission income, offset in part by a decrease in insurance activity loss.

Gains on Financial Assets and Liabilities (Net)

Gains on financial assets and liabilities (net) of this business area for the six months ended June 30, 2006 amounted to €712 million, an increase of 133.5% from €305 million for the six months ended June 30, 2005. Gains on financial assets and liabilities (net) in the six months ended June 30, 2006 reflected mainly a gain of €522 million in connection with the sale of our interest in Repsol YPF, S.A.

Gross Income

As a result of the foregoing, gross income of this business area for the six months ended June 30, 2006 amounted to €596 million, an increase of 122.8% compared to €268 million for the six months ended June 30, 2005.

Net Operating Income/(Loss)

Net operating income of this business area for the six months ended June 30, 2006 was €273 million compared with a loss of €3 million for the six months ended June 30, 2005.

Recovery of Impairment Losses (Net)

Recoveries of impairment losses (net) in this business area for the six months ended June 30, 2006 was €60 million compared to recoveries of impairment losses (net) of €54 million for the six months ended June 30, 2005, mainly due to lower provisions relating to the activities of the ALCO.

Provision Expense (Net)

Provision expense (net) was €259 million for the six months ended June 30, 2006, an increase of 48.4% from €174 million for the six months ended June 30, 2005, mainly due to provisions for early retirements.

Other Gains and Losses (Net)

Other gains (net) of this business area for the six months ended June 30, 2006 was €749 million compared to €41 million for the six months ended June 30, 2005. Other gains (net) of this business area for the six months ended June 30, 2006 mainly reflected gains of €184 million and €568 million in connection with the sale of our interests in Banca International de Andorra and Banca Nazionale del Lavoro, respectively.

Income/(Loss) Attributed to the Group

As a result of the foregoing, income attributed to the Group from this business area for the six months ended June 30, 2006 was €890 million compared to loss attributed to the Group of €34 million for the six months ended June 30, 2005.

Material Differences Between U.S. GAAP and EU-IFRS

Our unaudited interim consolidated financial statements for the six months ended June 30, 2006 and 2005 have been prepared in accordance with EU-IFRS, which differ in certain respects from U.S. GAAP. The tables included in “Exhibit I: U.S. GAAP Reconciliation” give the effect that application of U.S. GAAP would have on net income and shareholders’ equity as reported under EU-IFRS.

The transition of the Group’s consolidated financial statements to IFRS has been carried out by applying IFRS 1: First-Time Adoption of International Financial Reporting Standards, with January 1, 2004 as the beginning of the earliest period presented for comparative purposes under the new accounting standards. This date is considered as the date of transition to IFRS.

As a general rule, the IFRS in force at December 31, 2005 must be applied retrospectively to prepare an opening balance sheet at the date of transition and all following periods. IFRS 1 provides for certain exemptions from full retrospective application of IFRS in the opening balance sheet. The main exemptions are disclosed in note 3 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2005.

Reconciliation to U.S. GAAP

Stockholders’ equity would have been €25,535 million at June 30, 2006 under U.S. GAAP compared to €16,762 million at June 30, 2006 under IFRS, while stockholders’ equity would have been €23,741 million at June 30, 2005 under U.S. GAAP compared to €14,711 million at June 30, 2005 under IFRS. The increase in stockholders’ equity under U.S. GAAP at June 30, 2006 and June 30, 2005 as compared with stockholders’ equity under IFRS at each of those dates is principally due to the goodwill that arose from the business combinations with Argentaria (2000) and Bancomer (2004). See “Exhibit I: U.S. GAAP Reconciliation”.

Net income would have been €3,306 million for the six months ended June 30, 2006 under U.S. GAAP compared to income attributed to the Group for the period of €3,336 million for the six months ended June 30, 2006 under IFRS, while net income would have been €149 million for the six months ended June 30, 2005 under U.S. GAAP compared to income attributed to the Group for the period of €1,813 million for the six months ended June 30, 2005 under IFRS. The increase in net income for the six months ended June 30, 2006 under U.S. GAAP as compared with income attributed to the Group for the period for the six months ended June 30, 2006 under IFRS is principally due to loan allowances not allocated to specific loans and the sales of equity securities, which were impaired under U.S. GAAP in the previous years. The net income for the six months ended June 30, 2005 under U.S. GAAP as compared with income attributed to the Group for the period for the six months ended June 30, 2005 under IFRS is principally due to the application of IFRS-1 principles for the first-time adoption of IFRS. Pursuant to IFRS-1, we have taken certain charges to stockholders’ equity as of January 1, 2004, while under U.S. GAAP we have taken these charges to stockholders’ equity as of January 1, 2005. See “Exhibit I: U.S. GAAP Reconciliation”.

Liquidity and Capital Resources

Our principal source of funds is our customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on our customer deposits, we also access the interbank market (overnight and time deposits) and domestic and international capital markets for our additional liquidity requirements. To access the capital markets, we have in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. We also generally maintain a diversified portfolio of liquid assets and securitized assets. Another source of liquidity is our generation of cash flow. Finally, we supplement our funding requirements, to a very limited extent, with borrowings from the Bank of Spain, mostly short-term and at market interest rates, which is a common practice in Spain.

The following table shows the balances at June 30, 2006 and 2005 of our principal sources of funds:

	At June 30,
	2006	2005
	(in millions of euro)
	(unaudited)
Customer deposits	173,402	168,308
Due to credit entities	65,339	69,093
Debt securities in issue	88,465	72,265
Other financial liabilities	6,378	7,719

Total	333,585	317,385

Customer Deposits

Our total customer funds (customer deposits, excluding assets sold under repurchase agreements) amounted to €153 billion at June 30, 2006, an increase of 2.1% from €150 billion at June 30, 2005. Including assets sold under repurchase agreements, customer funds amounted to €173 billion at June 30, 2006, an increase of 3.0% from €168 billion at June 30, 2005.

Interbank and Capital Markets

At June 30, 2006, we had outstanding €68,319 million in bonds and debentures and €7,368 million in promissory notes and other securities, compared to €52,487 million and €6,866 million, respectively, outstanding at June 30, 2005. See note 25.4 to the unaudited interim consolidated financial statements. A total of €8,838 million in subordinated debt and €3,714 million in preferred stock issued or guaranteed by Banco Bilbao Vizcaya Argentaria S.A. was outstanding at June 30, 2006, compared to €8,754 million and €3,589 million, respectively, outstanding at June 30, 2005. See note 25.5 to the unaudited interim consolidated financial statements.

The average maturity of our outstanding debt at June 30, 2006 was the following:

Senior debt	4.7 years
Subordinated debt	5.1 years

The cost and availability of debt financings are influenced by credit ratings. A reduction in these ratings could increase the cost of, and reduce our access to, debt financing. At June 30, 2006, our credit ratings were as follows:

	Short Term	Long Term	Financial Strength
Moody’s	P1	Aa2	B+
Fitch—IBCA	F1+	AA-	A/B
Standard & Poor’s	A1+	AA-	—

Generation of Cash Flow

We operate in Spain and over 20 other countries, mainly in Europe and Latin America. Other than in Argentina and Venezuela, we are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to our parent company in the form of cash dividends, loans or advances, capital repatriation or otherwise. There is no assurance that in the future such restrictions will not be adopted or that, if adopted, they will not negatively affect our liquidity. The geographic diversification of our businesses, however, limits the effect of any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

Capital

Under the Bank of Spain’s capital adequacy regulations, as of June 30, 2006 and 2005, we were required to have a ratio of consolidated stockholders’ equity to risk-weighted assets and off-balance sheet items (net of certain amounts) of not less than 8%.

However, based purely on the framework of the Basel Accord and using such additional assumptions as we consider appropriate, we have estimated that as of both June 30, 2006 and 2005 our consolidated Tier I risk-based capital ratio was 7.6%, and our consolidated total risk-based capital ratio (consisting of both Tier I capital and Tier II capital) was 11.3% and 12.2%, respectively. The Basel Accord recommends that these ratios be at least 4% and 8%, respectively.

Off-Balance Sheet Arrangements

We had outstanding the following contingent liabilities and commitments at the dates indicated:

	At June 30,
	2006	2005
	(in millions of euro)
	(unaudited)
Contingent liabilities:
Guarantees and other sureties	35,305	24,182
Other contingent liabilities	735	457

Total contingent liabilities	36,040	24,640

Commitments:
Balances drawable by third parties:
Credit entities	4,926	2,866
Public authorities	3,580	3,306
Other domestic customers	37,653	30,095
Foreign customers	38,352	35,275

Total balances drawable by third parties	84,510	71,543
Other commitments	5,318	5,491

Total commitments	89,829	77,034

Total contingent liabilities and commitments	125,869	101,674

In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance-sheet funds managed by us at June 30, 2006 and 2005:

	At June 30,
	2006	2005
	(in millions of euro)
	(unaudited)
Mutual funds	57,020	55,265
Pension funds	50,776	47,786
Other managed assets	22,536	32,081

Total	130,332	135,132

See notes 34 and 37 to the unaudited interim consolidated financial statements for additional information with respect to our off-balance sheet arrangements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND

COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA

ARGENTARIA GROUP

Unaudited Condensed Interim Consolidated Financial

Statements as of and for the Six-Month Periods

Ended June 30, 2006 and 2005

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING

THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2006 AND 2005

(Notes 1 to 4)

– Thousands of Euros –

	June 2006	June 2005 (*)
ASSETS
CASH AND ALANCES WITH CENTRAL BANKS (Note 9)	10,224,178	13,799,079
FINANCIAL ASSETS HELD FOR TRADING (Note 10)	44,017,282	50,608,730
Loans and advances to credit institutions	—	—
Money market operations through counterparties	—	—
Loans and advances to other debtors	—	—
Debt securities	25,758,815	29,972,544
Other equity instruments	8,733,524	8,466,217
Trading derivatives	9,524,943	12,169,969
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Note 11)	885,820	925,444
Loans and advances to credit institutions	—	—
Money market operations through counterparties	—	—
Loans and advances to other debtors	—	—
Debt securities	57,138	64,922
Other equity instruments	828,682	860,522
AVAILABLE-FOR-SALE FINANCIAL ASSETS (Note 12)	52,643,445	52,315,190
Debt securities	44,597,213	45,054,144
Other equity instruments	8,046,232	7,261,046
LOANS AND RECEIVABLES (Note 13)	258,198,650	230,947,161
Loans and advances to credit institutions	19,973,476	25,075,515
Money market operations through counterparties	—	1,899,999
Loans and advances to other debtors	230,466,667	195,241,873
Debt securities	2,029,076	6,164,339
Other financial assets	5,729,431	2,565,435
HELD-TO-MATURITY INVESTMENTS (Note 14)	6,017,651	3,519,192
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—
HEDGING DERIVATIVES (Note 15)	2,177,999	5,040,909
NON-CURRENT ASSETS HELD FOR SALE (Note 16)	196,255	226,582
Loans and advances to credit institutions	—	—
Loans and advances to other debtors	—	—
Debt securities	—	—
Equity instruments	—	—
Tangible assets	196,255	226,582
Other assets	—	—
INVESTMENTS (Note 17)	771,530	1,412,168
Associates	198,464	972,777
Joinly controlled entities	573,066	439,391
INSURANCE CONTRACTS LINKED TO PENSIONS	—	—
REINSURANCE ASSETS (Note 18)	392,780	617,379

(*)	Presented for comparison purposes only

	June 2006	June 2005 (*)
TANGIBLE ASSETS (Note 19)	4,234,816	4,249,463
For own use	3,653,891	3,671,870
Investment properties	62,338	94,434
Other assets leased out under an operating lease	518,587	483,159
INTANGIBLE ASSETS (Nota 20)	1,871,598	1,696,660
Goodwill	1,690,156	1,487,908
Other intangible asssets	181,442	208,752
TAX ASSETS (Note 33)	5,633,325	6,359,953
Current	338,691	280,362
Deferred	5,294,634	6,079,591
PREPAYMENTS AND ACCRUED INCOME (Note 21)	543,837	559,859
OTHER ASSETS (Note 22)	2,425,651	2,626,170
Inventories	389,070	316,134
Other	2,036,581	2,310,036

TOTAL ASSETS	390,234,817	374,903,939

(*)	Presented for comparison puposes only

The accompanying Notes 1 to 53 and Appendixes I to V are an integral part of the unaudited condensed consolidated balance sheet as of June 30, 2006.

- Thousands of Euros -

	June 2006	June 2005 (*)
LIABILITIES AND EQUITY
FIANCIAL LIABILITIES HELD FOR TRADING (Note 10)	13,378,970	15,086,885
Deposits from credit institutions	—	—
Money market operations through counterparties	—	—
Deposits from other creditors	—	—
Debt certificates (including bonds)	—	—
Trading derivatives	10,987,616	12,220,129
Short positions	2,391,354	2,866,756
OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS (Note 23)	647,695	775,095
Deposits from credit institutions	—	—
Deposits from other creditors	647,695	775,095
Debt certificates (including bonds)	—	—
FINANCIAL LIABILITIES AT FAIR VALUE THROUGH EQUITY (Note 24)	—	—
Deposits from credit institutions	—	—
Deposits from other creditors	—	—
Debt certificates (including bonds)	—	—
FINANCIAL LIABILITIES AT AMORTISED COST (Note 25)	333,584,723	317,384,860
Deposits from central banks	19,865,767	22,919,738
Deposits from credit institutions	45,473,257	46,172,935
Money market operations through counterparties	23,256	23,245
Deposits from other creditors	173,402,336	168,308,162
Debt certificates (including bonds)	75,686,345	59,353,919
Subordinated liabilities	12,778,920	12,911,526
Other financial liabilities	6,354,842	7,695,335
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—
HEDGING DERIVATIVES (Note 15)	2,512,357	3,357,686
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE
Deposits from central banks	—	—
Deposits from credit institutions	—	—
Deposits from other creditors	—	—
Debt certificates (including bonds)	—	—
Other liabilities	—	—
LIABILITIES UNDER INSURANCE CONTRACTS (Note 26)	9,700,984	9,680,203
PROVISIONS (Note 27)	8,409,947	8,549,513
Provisions for pensions and similar obligations	6,085,031	6,268,842
Provisions for taxes	141,985	160,226
Provisions for contingent exposures and commitments	471,080	351,447
Other provisions	1,711,851	1,768,998
TAX LIABILITIES (Note 33)	1,575,611	2,001,529
Current	537,226	353,677
Deferred	1,038,385	1,647,852
ACCRUED EXPENSES AND DEFERRED INCOME (Note 21)	1,581,856	1,717,004
OTHER LIABILITIES (Note 22)	1,314,647	802,585
Welfare fund	—	—
Other	1,314,647	802,585
EQUITY HAVING THE NATURE OF FINANCIAL LIABILITY	—	—

TOTAL LIABILITIES	372,706,790	359,355,360

(*)	Presented for comparison puposes only.

	June 2006	June 2005 (*)
MINORITY INTERESTS (Note 28)	765,759	837,431
VALUATION ADJUSTMENTS	1,540,474	2,984,642
Available-for-sale financial assets	1,962,338	2,701,177
Financial liabilities at fair value through equity	—	—
Cash flow hedges	(111,596)	(31,641)
Hedges of net investmentes in foreign operations	(33,776)	(296,721)
Exchange differences	(276,492)	611,827
Non-current assets held for sale	—	—
SHAREHOLDERS´ EQUITY	15,221,794	11,726,506
Capital (Note 29)	1,661,518	1,661,518
Issued	1,661,518	1,661,518
Unpaid and uncalled (-)	—	—
Share premium (Note 30)	6,658,390	6,658,390
Reserves (Note 31)	4,177,869	2,234,254
Accumulated reserves (losses)	3,806,235	2,023,471
Retained earnings	—	—
Reserves (losses) of entities accounted for using the equity method	371,634	210,783
Associates	44,382	(66,555)
Jointly controlled entities	327,252	277,338
Other equity instruments	22,937	2,756
Equity component of compound financial instruments	—	—
Other	22,937	2,756
Less: Treasury shares (Note 32)	(188,487)	(255,603)
Income attributed to the Group	3,336,328	1,813,491
Less: Dividends and remunerations	(446,761)	(388,300)

TOTAL EQUITY (Note 29)	17,528,027	15,548,579

TOTAL LIABILITIES AND EQUITY	390,234,817	374,903,939

	June 2006	June 2005
MEMORANDUM ITEMS
CONTINGENT EXPOSURES (Note 34)	36,040,194	24,639,797
Financial guarantees	35,295,836	24,182,313
Assets earmarked for third-party obligations	—	—
Other contingent exposures	744,358	457,484
CONTINGENT COMMITMENTS (Note 34)	89,828,807	77,034,120
Drawable by third parties	84,510,444	71,542,624
Other commitments	5,318,363	5,491,496

(*)	Presented for comparison puposes only.

The accompanying Notes 1 to 53 and Appendixes I to V are an integral part of the unaudited condensed consolidated balance sheet as of June 30, 2006.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES

COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE SIX-MONTH

PERIODS ENDED JUNE 30, 2006 AND 2005 (Notes 1 to 4)

- Thousands of Euros -

	June 2006	June 2005 (*)
INTEREST AND SIMILAR INCOME (Note 38)	9,047,463	7,427,463
INTEREST EXPENSE AND SIMILAR CHARGES (Note 39)	(5,185,911)	(4,203,030)
Income on equity having the nature of a financial liability	—	—
Other	(5,185,911)	(4,203,030)
INCOME FROM EQUITY INSTRUMENTS (Note 40)	188,974	142,462
NET INTEREST INCOME	4,050,526	3,366,895
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	70,021	50,896
Associates	44,124	34,361
Jointly controlled entities	25,897	16,535
FEE AND COMMISISION INCOME (Note 41)	2,535,286	2,206,265
FEE AND COMMISSION EXPENSES (Note 42)	(385,435)	(353,395)
INSURANCE ACTIVITY INCOME (Note 43)	296,831	218,892
Insurance and reinsurance premium income	1,283,832	1,300,755
Reinsurance premiums paid	(35,293)	(35,209)
Benefits paid and other insurance-related expenses	(736,266)	(830,833)
Reinsurance income	28,203	8,723
Net provisions for insurance contract liabilities	(489,683)	(525,062)
Finance income	456,251	482,259
Finance expense	(210,213)	(181,741)
GAINS OR LOSSES ON FINANCIAL ASSETS AND LIABILITIES (NET) (Note 44)	1,145,940	471,473
Held and trading	336,152	1,096,926
Other financial instruments at fair value through profit or loss	11,409	6,856
Available-for-sale financial assets	780,777	289,429
Loans abd receivables	71,786	2,494
Other	(54,184)	(924,232)
EXCHANGE DIFFERENCES (NET)	210,558	139,212
GROSS INCOME	7,923,727	6,100,238
SALES AND INCOME FROM THE PROVISION OF NONFINANCIAL SERVICES (Note 45)	317,798	301,960
COST OF SALES (Note 45)	(242,644)	(234,291)
OTHER OPERATING INCOME	52,239	74,381
PERSONNEL EXPENSES (Note 46)	(1,951,968)	(1,709,970)
OTHER ADMINISTRATIVE EXPENSES (Note 47)	(1,161,214)	(1,011,207)
DEPRECIATION AND AMORTISATION	(232,412)	(206,431)
Tangible assets (Note 19)	(190,743)	(171,778)
Intangible assets (Note 20)	(41,669)	(34,653)
OTHER OPERATING EXPENSES	(130,502)	(113,653)
NET OPERATING INCOME	4,575,024	3,201,027
IMPAIRMENT LOSSES (NET)	(654,997)	(324,588)
Available-for-sale financial assets	13,068	(2,586)
Loans abd receivables	(649,818)	(304,393)
Held-to-maturity investments	451	(1,813)
Non-current assets held for sale	(12,752)	(4,733)
Investments	(4,969)	—
Tangible assets	(32)	(11,708)
Goodwill	—	—
Other intangible assets	—	—
Other assets	(945)	645
PROVISIONS (NET)	(342,151)	(253,935)
FINANCE INCOME FROM NON-FINANCIAL ACTIVITIES (Note 48)	9,105	1,709

(*)	Presented for comparison purposes only.

	June 2006	June 2005 (*)
FINANCE EXPENSES FROM NON-FINANCIAL ACTIVITIES (Note 48)	(8,238)	(860)
OTHER GAINS (Note 49)	978,752	233,173
Gains on disposal of tangible assets	37,831	38,684
Gains on disposal of investments	888,993	15,871
Other	51,928	178,618
OTHER LOSSES (Note 49)	(82,175)	(132,138)
Losses on disposal of tangible assets	(9,012)	(10,012)
Losses on disposal of investments	—	—
Other	(73,163)	(122,126)
INCOME BEFORE TAX	4,475,320	2,724,388
INCOME TAX (Note 33)	(1,006,653)	(788,175)
INCOME FROM ORDINARY ACTIVITIES	3,468,667	1,936,213
INCOME FROM DISCONTINUED OPERATIONS (NET)	—	—
CONSOLIDATED INCOME FOR THE PERIOD	3,468,667	1,936,213
INCOME ATTRIBUTED TO MINORITY INTERESTS (Note 28)	(132,339)	(122,722)
INCOME ATTRIBUTED TO THE GROUP	3,336,328	1,813,491

(*)	Presented for comparison purposes only.

The accompanying Notes 1 to 53 and Appendixes I to V are an integral part of the unaudited condensed consolidated income statement for the six-month period ended June 30, 2006.

Earnings per share

ITEMS	June 2006	June 2005
Net income for the period (thousands of euros)	3,336,328	1,813,491
Weighted average number of shares outstanding (millions of shares) (*)	3,388	3,382

Basic earnings per share (euros)	0,98	0,54

Diluted earnings per share (euros)	0,98	0,54

(*)	Excluding the average number of treasury shares of the period.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO

VIZCAYA ARGENTARIA GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE

SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005 (Notes 1 to 4)

	Thousands of euros
June 2006	Share Capital	Reserves	Profit for the year	Treasury shares and other equity	Valuation Adjustments	Minority Interest	Interim Dividends	Total Equity
Balances at 1 January 2006	1,661,518	8,830,548	3,806,425	(96,180)	3,294,955	971,490	(1,166,644)	17,302,112

Valuation adjustments	—	—	—	—	(1,049,504)	(7,457)	—	(1,056,961)

Distribution of prior Years´profit	—	2,010,936	(2,010,936)	—	—	—	—	—

Dividends	—	—	(1,795,489)	—	—	—	1,166,644	(628,845)

Gains or losses on transactions involving treasury shares and other Equity instruments	—	14,145	—	(69,370)	—	—	—	(55,225)

Profit for the year	—	—	3,336,328	—	—	—	(446,761)	2,889,567
Dividends paid to minority shareholders	—	—	—	—	—	(84,526)	—	(84,526)
Changes in the composition of the Group	—	—	—	—	—	(208,339)	—	(208,339)
Exchange differences	—	—	—	—	(704,977)	(42,226)	—	(747,203)

Share of minority interest in profit for the year	—	—	—	—	—	132,339	—	132,339
Other	—	(19,370)	—	—	—	4,478	—	(14,892)

Balances at 30 June 2006	1,661,518	10,836,259	3,336,328	(165,550)	1,540,474	765,759	(446,761)	17,528,027

	Thousands of euros
June 2005 (*)	Share Capital	Reserves	Profit for the year	Treasury shares and other equity	Valuation Adjustments	Minority Interest	Interim Dividends	Total Equity
Saldos a 1 de enero de 2005	1,661,518	7,427,737	2,922,596	(35,846)	2,106,914	737,539	(1,015,195)	13,805,263

Valuation adjustments	—	—	—	—	877,728	151	—	877,879

Distribution of prior Years´profit	—	1,427,278	(1,427,278)	—	—	—	—	—

Dividends	—	—	(1,495,295)	—	—	(21,044)	1,015,195	(501,280)

Gains or losses on transactions involving treasury shares and other Equity instruments	—	—	—	(217,001)	—	—	—	(217,001)

Profit for the year	—	—	1,813,491	—	—	122,722	(388,300)	1,547,913

Exchange differences	—	—	—	—	—	(5,969)	—	(5,969)

Share of minority interest in profit for the year	—	—	—	—	—	(3,674)	—	(3,674)
Other	—	37,629	—	—	—	7,706	—	45,448

Balances at 30 June 2005	1,661,518	8,892,644	1,813,514	(252,847)	2,984,642	837,431	(388,300)	15,548,579

(*)	Presented for comparison purposes only.

The accompanying Notes 1 to 53 and Appendixes I to V are an integral part of the unaudited condensed consolidated statements of changes in equity for the six-month period ended June 30, 2006.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING

THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENTS FOR THE SIX-MONTH

PERIODS ENDED JUNE 30, 2006 AND 2005 (Notes 1 to 4)

- Thousands of Euros -

	June 2006	June 2005 (*)
CASH FLOW FROM OPERATING ACTIVITIES	1,011,778	7,676,293
Consolidated income for the period	3,468,667	1,936,213
Adjustment to income:	1,766,882	1,946,260
Depreciation of tangible assets (+)	190,743	171,778
Amortization of intangible assets (+)	41,669	34,653
Impairment losses (net) (+/-)	654,997	324,588
Net provisions for insurance contract liabilities (+/-)	489,683	525,062
Provisions (net) (+/-)	342,151	253,935
Gains/Losses on disposal of tangible assets (+/-)	—	(28,672)
Gains/Losses on disposal of investments (+/-)	(888,993)	(15,871)
Share of income or loss of entities accounted for using the equity method (net of dividends) (+/-)	(70,021)	(50,896)
Taxes(+/-)	1,006,653	788,175
Other non-monetary items (+/-)	—	(56,492)
Adjusted income	5,235,549	3,882,473
Net increase/decrease in operating assets	(2,491,317)	(35,864,385)
Financial assets held for trading	(5,206)	(816,514)
Loans and advances to credit institutions	—	—
Money market operations through counterparties	—	—
Loans and advances to other debtors	—	—
Debt securities	(1,255,308)	424,037
Other equity instruments	(2,487,695)	(4,208,018)
Trading derivatives	3,737,797	2,967,467
Other financial assets at fair value through profit or loss	535,433	134,050
Loans and advances to credit institutions	—	—
Money market operations through counterparties	—	—
Loans and advances to other debtors	—	—
Debt securities	225,778	(6,151)
Other equity instruments	309,655	140,201
Available-for-sale financial assets	6,700,325	4,807,659
Debt securities	6,251,347	52,248
Other equity instruments	448,978	4,755,411
Loans and receivables	(9,011,827)	(34,511,833)
Loans and advances to credit institutions	7,484,586	(8,383,803)
Money market operations through counterparties	—	(1,658,000)
Loans and advances to other debtors	(13,805,705)	(24,423,424)
Debt securities	253,362	(641,070)
Other financial assets	(2,944,070)	594,464
Other operating assets	(710,042)	(5,477,747)
Net increase/decrease in operating liabilities	(1,732,454)	39,658,205
Financial liabilities held for trading	(2,891,895)	(5,176,414)
Deposits from credit institutions	—	—
Money market operations through counterparties	—	—
Deposits from other creditors	—	—
Debt certificates (including bonds)	—	—
Trading derivatives	(2,875,028)	(6,711,669)

(*)	Presented for comparison purposes only.

	June 2006	June 2005 (*)
Short positions	(16,867)	1,535,255
Other financial liabilities at fair value through profit or loss	(92,393)	(59,255)
Deposits from credit institutions	—	—
Deposits from other creditors	(92,393)	(59,255)
Debt certificates (including bonds)	—	—
Financial liabilities at fair value through equity	—	—
Deposits from credit institutions	—	—
Deposits from other creditors	—	—
Debt certificates (including bonds)	—	—
Financial liabilities measured at amortised cost	6,545,748	37,653,147
Deposits from central banks	(1,331,625)	7,048,415
Deposits from credit institutions	250,397	(2,010,318)
Money market operations through counterparties	—	(634,752)
Deposits from other creditors	(9,062,834)	21,087,350
Debt certificates (including bonds)	14,358,632	10,588,325
Other financial liabilities	2,331,178	1,574,127
Other operating liabilities	(5,293,914)	7,240,727

Total net cash from operating activities (1)	1,011,778	7,676,293

CASH FLOWS FROM INVESTING ACTIVITIES	(489,322)	(3,084,614)
Investments (-)	(2,238,268)	(1,721,378)
Group entities, jointly controlled entities and associates	(100,288)	(124,899)
Tangible assets	(69,019)	(661,558)
Intangible assets	(10,916)	(934,921)
Held-on-maturity investments	(2,058,045)	—
Other financial assets	—	—
Other assets	—	—
Divestments (+)	1,748,946	(1,363,236)
Group entities, jointly controlled entities and associates	1,690,686	—
Tangible assets	58,260	—
Intangible assets	—	—
Held-on-maturity investments	—	(1,363,236)
Other financial assets	—	—
Other assets	—	—

Total net cash from investing activities (2)	(489,322)	(3,084,614)

CASH FLOWS FROM FINANCING ACTIVITIES	(2,050,132)	911,763
Issuance/Redemption of capital (+/-)	—	—
Acquisition of own equity instruments (-)	(3,425,303)	(245,459)
Diposal of own equity instruments (+)	3,333,136	—
Issuance/Redemption of non-voting equity units (+/-)	—	—
Issuance/Redemption of other equity instruments (+/-)	22,796	2,756
Issuance/Redemption of capital having the nature of a financial liability (+/-)	—	(219,781)
Issuance/Redemption of subordinated liabilities (+/-)	(756,237)	655,629
Issuance/Redemption of other long-term liabilities (+/-)	(205,731)	91,723
Dividends/Interest paid (-)(**)	(1,018,793)	626,895
Other items relating to financing activities (+/-)	—	—

Total net cash flows from financing activities (3)	(2,050,132)	911,763

EFFECT OF EXCHANGE RATE CHANGES ON CASH OR CASH EQUIVALENTES (4)	(569,020)	(1,831,394)
NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	(2,096,696)	3,672,048
Cash or cash equivalents at beginning of period	12,317,126	10,123,080
Cash or cash equivalents at end of period	10,220,430	13,795,108

(*)	Presented for comparison purposes only.
(**)	This amounts refers only to dividends paid (not to interest paid)

The accompanying Notes 1 to 53 and Appendixes I to V are an integral part of the unaudited condensed consolidated cash flow statement for the six-month periods ended June 30, 2006 and 2005.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

Notes to the unaudited interim Condensed Consolidated Financial Statements as of and for the six-month period ended June 30, 2006.

1. Introduction, basis of presentation of the consolidated financial statements and other information

1. 1. Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (“the Bank” or “BBVA”) is a private-law entity governed by the rules and regulations applicable to banks operating in Spain. The Bank conducts its business through branches and offices located throughout Spain and abroad.

The articles of association and other public information on the Bank can be consulted both at its registered office (Plaza San Nicolás, 4, Bilbao) and on its official website, www.bbva.com.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries, jointly controlled entities and associates that engage in various business activities and which compose, together with the Bank, the Banco Bilbao Vizcaya Argentaria Group (“the Group” or “BBVA Group”). Therefore, the Bank is obliged to prepare the Group’s consolidated financial statements.

1.2. Basis of presentation of the consolidated financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the periods beginning on or after 1 January 2005 in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRSs”).

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Forms.

The BBVA Group’s unaudited interim consolidated financial statements for the period from January 1, 2006 to June 30, 2006 were prepared by the Bank’s directors (at the Board Meeting on September 26, 2006) in accordance with EU-IFRSs, taking into account Bank of Spain Circular 4/2004, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2, so that they present fairly the Group’s equity and financial position at 30 June 2006, and the results of its operations, the changes in consolidated equity and the consolidated cash flows in the period from January 1, 2006 to June 30, 2006. These unaudited interim consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group (Note 2).

All accounting policies and measurement bases with a significant effect on the consolidated financial statements were applied in their preparation.

1.3. Comparative information

The information relating to the period from January 1 to June 30, 2005 contained in these notes to the unaudited interim consolidated financial statements is presented, solely for comparison purposes, with information relating to the period from January 1 to June 30, 2006.

1.4. Responsibility for the information and for the estimates made

The information in these BBVA Group unaudited interim consolidated financial statements at June 30, 2006 as well as the notes to the unaudited interim consolidated financial statements is the responsibility of the Group’s directors. In preparing these unaudited interim consolidated financial statements estimates were occasionally made by the Bank and the consolidated companies in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates relate mainly to the following:

1.	The impairment losses on certain assets (Note 12.2).

2.	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments (Note 2.2.e).

3.	The useful life of tangible and intangible assets (Note 19 and 20).

4.	The measurement of goodwill arising on consolidation (Note 20.1).

Although these estimates were made on the basis of the best information available at June 30, 2006 on the events analysed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in future periods.

1.5. Environmental impact

At June 30, 2006 the Group’s unaudited interim consolidated financial statements did not disclose any item that should be included in the environmental information document envisaged in the related Ministry of the Economy Order dated October 8, 2001.

1.6. Minimum capital

Law 13/1992 of 1 June and Bank of Spain Circular 5/1993 and subsequent amendments regulate the minimum capital requirements for Spanish credit institutions – both as individual entities and as consolidated groups – and the manner in which these capital requirements are to be calculated.

At June 30, 2006 and 2005 the Group’s qualifying capital exceeded the minimum required by the aforementioned legislation.

2. Basis of consolidation, accounting policies and measurement bases applied

2.1. Basis of consolidation

a) Subsidiaries

“Subsidiaries” are defined as entities over which the Group has the capacity to exercise control. Control, taken to be the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities, is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly, more than half of the voting power of the investee or, even if this percentage is lower or zero, when, for example, there are agreements with other shareholders of the investee that give the Group control.

In this connection, there are several companies forming part of the BBVA Banco Continental (Peru) Group which, although less than 50% owned by the Group, are fully consolidated because the agreements entered into with the other shareholders give the Group effective control. These companies are Banco Continental, S.A. (parent), Continental Bolsa, S.A.B., Continental, S.A. Sociedad Administradora de Fondos, Continental Sociedad Titulizadora and Inmuebles y Recuperaciones Continental. In the same manner, Banco Provincial Overseas, N.V. is fully consolidated, since the Group has effective control through its 48% ownership interest in Inversiones Banpro International Inc. N.V., which owns 100% of Banco Provincial Overseas, N.V.

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all material balances and effects of the transactions between consolidated companies were eliminated on consolidation. Since the accounting policies and measurement bases used in preparing the Group’s unaudited interim consolidated financial statements at June 30, 2006 may differ from those used by certain subsidiaries, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with EU-IFRSs.

The share of third parties in the Group’s equity is presented under the heading Minority Interests in the consolidated balance sheet and their share in the income for the period is presented under the heading Income Attributed to Minority Interests in the consolidated income statement (Note 28).

The results of subsidiaries acquired during the period are consolidated taking into account only the results relating to the period from the date of acquisition to period-end. Similarly, the results of subsidiaries disposed of during the period are included in the consolidated income statement from the beginning of the period to the date of disposal.

Note 3 contains information on the most significant investments and divestments in subsidiaries that took place in the periods from 1 January to 30 June 2006.

Appendix I includes the salient information on these companies.

b) Jointly controlled entities

“Jointly controlled entities” are defined as entities that are not subsidiaries but which are controlled jointly by two or more unrelated entities; they form part of the definition of “joint ventures”, which are deemed to exist when two or more entities (“ventures”) are bound by a contractual agreement that establishes joint control.

EU-IFRSs envisage two methods for the recognition of jointly controlled entities: the equity method and the proportionate consolidation method. Under the proportionate consolidation method, the aggregation of balances and subsequent eliminations are only made in proportion to the Group’s ownership interest in the capital of these entities. The assets and liabilities assigned by the Group to jointly controlled operations and the Group’s share of the jointly controlled assets are recognised in the consolidated balance sheet classified according to their specific nature. Similarly, the Group’s share of the income and expenses of joint ventures is recognised in the consolidated income statement on the basis of their nature. This method was applied to the following entities: Advera, S.A., Ecasa S.A., Holding de Participaciones Industriales 2000, S.A., PSA Finance Argentina Compañía Financiera, S.A, Forum Distribuidora, S.A. and Forum Servicios Financieros, S.A.

Since the accounting policies and measurement bases used in preparing the Group’s unaudited interim consolidated financial statements at June 30, 2006 may differ from those used by certain jointly controlled entities, the required adjustments and reclassifications were made on consolidation to unify the policies and basis used and to make them compliant with EU-IFRSs.

Appendix II includes the salient information on these companies.

The Group opted to value its ownership interests in certain jointly controlled entities using the equity method, since it considered that this better reflected the financial situation of these holdings; this decision did not have a material economic impact on the margins in the unaudited consolidated income statements for the periods comprehended between January 1 and June 30, of 2006 and 2005.

The joint ventures that the Group accounted for using the equity method on June 30, 2006 are listed in Appendix III.

Had these entities been consolidated by the proportionate consolidation method, the Group’s total assets on June 30, 2006 and 2005 would have increased by approximately EUR 948,188 thousand and EUR 574,298 thousand, respectively.

c) Associates

“Associates” are defined as entities over which the Group is in a position to exercise significant influence, but not control. Significant influence is presumed to exist when the Group owns directly or indirectly 20% or more of the voting power of the investee.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since it is considered that the Group does not have the capacity to exercise significant influence over these entities. The investments in these entities, which do not represent material amounts for the Group, are classified as available-for-sale investments.

Investments in associates are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations.

Since the accounting policies and measurement bases used in preparing the Group’s unaudited interim consolidated financial statements at June 30, 2006 may differ from those used by certain associates, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with EU-IFRSs.

Appendix III contains the salient information on the associates.

2.2. Accounting policies and measurement bases applied

The accounting policies and measurement bases used in preparing these unaudited interim consolidated financial statements were as follows:

a) Fair value

The fair value of an asset or a liability on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, independent parties in an arm’s length transaction acting prudently. The most objective and common reference for the fair value of an asset or a liability is the price that would be paid for it on an organised, transparent and deep market (“quoted price” or “market price”).

If there is no market price for a given asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, by using mathematical measurement models sufficiently tried and trusted by the international financial community. Such estimates would take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent to the measurement models developed and the possible inaccuracies of the assumptions required by these models may signify that the fair value of an asset or liability thus estimated does not coincide exactly with the price for which the asset or liability could be purchased or sold on the date of its measurement.

b) Financial instruments

b.1) Classification

Financial assets/liabilities held for trading: these include the financial assets and liabilities acquired with the intention of generating a profit from short-term fluctuations in their prices or from differences between their purchase and sale prices.

These headings also include financial derivatives not considered to qualify for hedge accounting and, in the case of financial liabilities held for trading, the financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed (“short positions”).

Other financial assets and financial liabilities at fair value through profit or loss: the heading Other Financial Assets at Fair Value through Profit or Loss includes the financial assets not held for trading that, inter alia:

-	Are hybrid financial assets and contain an embedded derivative whose fair value cannot reliably be determined, or

-	Are managed jointly with “liabilities under insurance contracts” measured at fair value, with financial derivatives whose purpose and effect is to significantly reduce exposure to changes in fair value, or with financial liabilities and derivatives whose purpose is to significantly reduce overall interest rate risk exposure.

Financial instruments involved in this category are permanently subject to an integrated and consistent system of measuring, managing and controlling risks and income or loss that enables all the financial instruments involved to be monitored and identified and allows the effective reduction of risk to be checked.

These headings include both the investment and customer deposits through unit-linked life insurance policies (in which the policyholder assumes the investment risk).

Available-for-sale financial assets: these include debt securities not classified as held-to-maturity investments or as financial assets at fair value through profit or loss, and equity instruments issued by entities other than subsidiaries, associates and those jointly controlled, provided that such instruments have not been classified as held for trading or as other financial assets at fair value through profit or loss.

Loans and receivables: this heading relates to the financing granted to third parties, classified on the basis of the nature thereof, irrespective of the nature of the borrower and the form of financing granted, and includes finance leases in which consolidated companies act as lessors.

The consolidated companies generally intend to hold the loans and credits granted by them until their final maturity; therefore, they are presented in the consolidated balance sheet at their amortised cost (which includes any corrections required to reflect the estimated losses on their recovery).

Held-to-maturity investments: this heading includes debt securities for which the Group, from inception and at any subsequent date, has the intention to hold until final maturity, since it has the financial capacity to do so.

Financial liabilities at fair value through equity: these include financial liabilities associated with available-for-sale financial assets arising as a result of a transfer of assets in which the transferor neither transfers nor retains substantially all the risks and rewards of ownership of the assets.

Financial liabilities at amortised cost: this heading includes, irrespective of their instrumentation and maturity, the financial liabilities not included in any other heading in the consolidated balance sheet which relate to the typical deposit-taking activities carried on by financial institutions.

Equity having the nature of a financial liability: this heading includes the liabilities issued by the consolidated entities which, although capital for legal purposes, do not meet the requirements for classification as equity. It also includes equity instruments issued by the consolidated entities that do not carry any voting rights.

b.2) Measurement

All financial instruments are initially recognised at fair value, which, in the absence of evidence to the contrary, shall be the transaction price. These instruments will subsequently be measured on the basis of their classification. In the case of quoted financial instruments, fair value will be taken to be their quoted price. For unquoted financial instruments, fair value will be obtained using the valuation techniques customarily used in the market.

Financial assets:

Financial assets are measured at fair value, except for:

•	Loans and receivables,

•	Held-to-maturity investments, and

•	Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments.

Loans and receivables and held-to-maturity investments are measured at amortised cost using the effective interest rate method. Amortised cost is understood to be the acquisition cost of a financial asset or liability minus principal repayments, plus or minus the systematic amortisation (as reflected in the income statements) of any difference between the initial cost and the maturity amount. In the case of financial assets, amortised cost also includes any value adjustments for impairment.

The effective interest rate is the discount rate that exactly equates the carrying amount of a financial instrument to all its estimated cash flows of all kinds during its residual life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date adjusted, where applicable, by the fees and commissions and transaction costs which, because of their nature, can be equated with a rate of interest. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the date on which the reference interest rate is to be revised for the first time.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

Financial liabilities:

Financial liabilities are measured at amortised cost, except for:

•	Those included under the headings Financial Liabilities Held for Trading, Financial Liabilities at Fair Value through Profit or Loss and Financial Liabilities at Fair Value through Equity and the financial liabilities designated as hedged items in fair value hedges or as hedging instruments, which are all measured at fair value, and

•	Financial derivatives that have as their underlying equity instruments whose fair value cannot be determined in a sufficiently objective manner and are settled by delivery of those instruments; these derivatives are measured at cost.

b.3) Recognition of changes in the measurement of financial assets and liabilities

Based on the classification of financial instruments, any changes in the carrying amounts of the financial assets and liabilities classified as held for trading and as other financial assets and liabilities though profit or loss are recognised with a balancing entry in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items, which are recorded under the headings Interest and Similar Income or Interest Expense and Similar Charges, as appropriate, and those arising for other reasons, which are recorded at their net amount under the heading Gains or Losses on Financial Assets and Liabilities in the consolidated income statement.

Valuation adjustments arising on available-for-sale financial assets are recognised temporarily under the heading Valuation Adjustments - Available-for-Sale Financial Assets, unless they relate to exchange differences, in which case they are recognised temporarily under the heading Valuation Adjustments - Exchange Differences.

Items charged or credited to the headings Valuation Adjustments - Available-for-Sale Financial Assets and Valuation Adjustments - Exchange Differences remain in the Group’s consolidated equity until the asset giving rise to them is removed from the consolidated balance sheet, whereupon they are charged or credited to the consolidated income statement.

Valuation adjustments arising on non-current assets held for sale and the liabilities associated with them are recognised with a balancing entry under the heading Valuation Adjustments - Financial Liabilities at Fair Value through Equity.

In the specific case of financial instruments designated as hedged items or qualifying for hedge accounting (Note 2.2.d), valuation differences are recognised as follows:

•	In fair value hedges, the differences arising on both the hedging instruments and the hedged items – with regard to the type of risk being hedged – are recognised directly in the consolidated income statement.

•	In cash flow hedges and hedges of net investments in foreign operations, the valuation differences relating to the ineffective portion of the hedging transaction are recognised directly in the consolidated income statement.

•	In cash flow hedges, the valuation differences arising on the effective portion of the hedging instruments are recognised temporarily under the heading Valuation Adjustments - Cash Flow Hedges.

•	In hedges of net investments in foreign operations, the valuation differences arising on the effective portion of the hedging instruments are recognised temporarily under the heading Valuation Adjustments - Hedges of Net Investments in Foreign Operations.

In the two last-mentioned cases, the valuation differences are not recognised in profit or loss until the gains or losses of the hedged item are recognised in the income statement or until the date of maturity of the hedged item.

In fair value portfolio hedges of interest rate risk, the gains or losses that arise on measuring the hedging instruments are recognised directly in the consolidated income statement, whereas the gains or losses due to changes in the fair value of the hedged amount are recorded in the consolidated income statement with a balancing entry under the heading Changes in the Fair Value of the Hedged Items in Portfolio Hedges of Interest Rate Risk on the asset or liability side of the balance sheet, as appropriate.

In cash flow portfolio hedges of interest rate risk, the effective portion of the change in value of the hedging instrument is recognised temporarily under the heading Valuation Adjustments - Cash Flow Hedges until the forecast transactions are performed, at which time it is recorded in the consolidated income statement. The ineffective portion of the change in value of hedging derivatives is recognised directly in the consolidated income statement.

b.4) Impairment

A financial asset is considered to be impaired – and therefore its carrying amount is adjusted to reflect the effect of its impairment – when there is objective evidence that events have occurred which:

•	In the case of debt instruments (loans and debt securities), give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.

•	In the case of equity instruments, mean that the carrying amount of these instruments cannot be recovered.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known, and the recoveries of previously recognised impairment losses are recognised in the consolidated income statement for the period in which the impairment is reversed or reduced.

Balances are considered to be impaired, and accrual of the interest thereon is suspended, when there are reasonable doubts that the balances will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions. Amounts collected in relation to impaired loans and receivables are used to recognise the related accrued interest and any excess amount is used to reduce the principal not yet repaid.

When the recovery of any recognised amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

Debt instruments carried at amortised cost:

The amount of the impairment losses incurred on these instruments relates to the positive difference between their respective carrying amounts and the present values of their expected future cash flows. However, the market value of quoted debt instruments is deemed to be a fair estimate of the present value of their future cash flows.

The following is to be taken into consideration when estimating the future cash flows of debt instruments:

•	All the amounts that are expected to be obtained over the residual life of the instrument; including, where appropriate, those which may result from the guarantees provided for the instrument (after deducting the costs required for foreclosure and subsequent sale),

•	The various types of risk to which each instrument is subject, and

•	The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual interest rate at the discount date (if it is variable).

The possible impairment losses on these assets are determined:

•	Individually, for all significant debt instruments and for those which, although not significant, cannot be classified in homogenous groups of instruments of similar characteristics, i.e. by instrument type, debtor’s industry and geographical location, type of guarantee, age of past-due amounts, etc.

•	Collectively, in all other cases.

Criteria for determining impairment losses resulting from materialisation of the insolvency risk of the obligors have been established. Under these criteria, a debt instrument is impaired due to insolvency:

•	When there is evidence of a deterioration of the obligor’s ability to pay, either because it is in arrears or for other reasons, and/or

•	When country risk materialises; country risk is considered to be the risk associated with debtors resident in a given country due to circumstances other than normal commercial risk.

Similarly, different classifications of transactions have been established on the basis of the nature of the obligors, the conditions of the countries in which they reside, transaction status, type of associated guarantees, and time in arrears. For each of these risk groups the minimum impairment losses (“identified losses”) that must be recognised in the financial statements of consolidated entities are established.

In addition to the recognition of identified losses, a provision is recognised for the losses inherent in debt instruments not measured at fair value through profit or loss and in contingent risks classified as standard, taking into account the historical experience of impairment and the other circumstances known at the time of the assessment. For these purposes, inherent losses are the losses incurred at the date of the financial statements, calculated using statistical procedures, that have not been allocated to specific transactions.

The aforementioned impairment losses are quantified by taking into account the parameters established by the Bank of Spain on the basis of its experience and of information on the Spanish banking industry.

Other debt instruments:

The impairment losses on debt securities included in the available-for-sale financial asset portfolio are equal to the positive difference between their acquisition cost (net of any principal repayment) and their fair value after deducting any impairment loss previously recognised in the consolidated income statement.

When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as Valuation Adjustments - Available-for-Sale Financial Assets and are recognised in the consolidated income statement. If all or part of the impairment losses are subsequently recovered, the amount is recognised in the consolidated income statement for the period in which the recovery occurred.

Similarly, in the case of debt instruments classified as non-current assets held for sale, losses previously recorded in equity are considered to be realised – and are recognised in the consolidated income statement – on the date the instruments are so classified.

Equity instruments measured at fair value:

The criteria for quantifying and recognising impairment losses on these instruments are similar to those for other debt instruments, with the exception that any recovery of these losses is recognised under the heading Valuation Adjustments - Available-for-Sale Financial Assets.

Equity instruments measured at cost:

The impairment losses on equity instruments measured at acquisition cost are equal to the difference between their carrying amount and the present value of expected future cash flows discounted at the market rate of return for similar securities. These impairment losses are determined taking into account the equity of the investee (except for valuation adjustments due to cash flow hedges) per the last approved (consolidated) balance sheet, adjusted for the unrealised gains at the measurement date.

Impairment losses are recognised in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses may only be reversed subsequently in the event of the sale of the assets.

c) Recognition of income and expenses

The most significant criteria used by the Group to recognise its income and expenses are summarised as follows:

Interest income and expenses and similar items:

As a general rule, interest income and expenses and similar items are recognised on the basis of their period of accrual using the effective interest method. Specifically, dividends received from other companies are recognised as income when the consolidated companies’ right to receive them arises.

However, when a debt instrument is deemed to be impaired individually or is included in a group of instruments that are impaired because of amounts more than three months past-due, the recognition of accrued interest in the consolidated income statement is interrupted. This interest is recognised for accounting purposes when it is received, as a recovery of the impairment loss.

Commissions, fees and similar items:

Income and expenses relating to commissions and similar fees are recognised in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:

•	Those relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognised when collected.

•	Those arising from transactions or services that are provided over a period of time, which are recognised over the life of these transactions or services.

•	Those relating to a single act, which are recognised when the single act is carried out.

Non-financial income and expenses:

These are recorded for accounting purposes on an accrual basis.

Deferred collections and payments:

These are recorded for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

Loan arrangement fees and commissions:

The financial fees and commissions that arise on the arrangement of loans, basically origination and analysis fees, must be deferred and recognised in the income statement over the life of the loan. The direct costs incurred in arranging these transactions can be deducted from the amount thus recognised.

d) Financial derivatives and hedge accounting

Financial derivatives are instruments that permit the transfer to third parties of all or part of the credit and/or market risks associated with balances and transactions. The underlyings used in these derivatives can be interest rates, specific indices, the prices of certain securities, cross-currency exchange rates or other similar references.

All derivatives are recognised in the balance sheet at fair value from the date of arrangement. If the fair value of a derivative is positive, it is recorded as an asset and if it is negative, it is recorded as a liability. Unless there is evidence to the contrary, it is understood that on the date of arrangement the fair value of the derivatives is equal to the transaction price. Changes in the fair value of derivatives after the date of arrangement are recognised with a balancing entry under the heading Gains or Losses on Financial Assets and Liabilities in the consolidated income statement. Specifically, the fair value of the standard financial derivatives included in the held for trading portfolios is equal to their daily quoted price. If, under exceptional circumstances, their quoted price cannot be established on a given date, these derivatives are measured using methods similar to those used to measure over-the-counter (“OTC”) derivatives.

The fair value of OTC derivatives is equal to the sum of the future cash flows arising from the instrument, discounted at the measurement date (“present value” or “theoretical close”); these derivatives are measured using methods recognised by the financial markets, including the net present value (NPV) method and option price calculation models.

Financial derivatives that have as their underlying equity instruments whose fair value cannot be determined in a sufficiently objective manner and are settled by delivery of those instruments are measured at cost.

Hedge accounting

A financial derivative may be considered as qualifying for hedge accounting only if it meets the following three conditions:

- It must hedge one of the following three types of risk:

•	Changes in the value of assets and liabilities due to fluctuations in the interest rate and/or exchange rate to which the position or balance to be covered is subject (“fair value hedge”),

•	Changes in the estimated cash flows arising from financial assets and liabilities and highly probable transactions which an entity plans to carry out (“cash flow hedge”),

•	Net investment in a foreign operation (“hedge of net investments in foreign operations”), which, in practice, is equivalent to a cash flow hedge.

- It must effectively eliminate a significant portion of the risk inherent in the hedged item or position over the expected term of the hedge, which means that:

•	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

•	There is sufficient evidence that the hedge was fully effective during the whole life of the hedged item or position (“retrospective effectiveness”).

- Lastly, there must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and the manner in which this hedge is expected to be achieved (provided that this is in line with the Group’s management of own risks).

Most of the hedge accountings arranged by the Group are fair value hedges.

Portfolio hedge of interest rate risk

A portfolio hedge of interest rate risk is that which hedges the interest rate risk exposure of a certain amount of financial assets or financial liabilities forming part of the overall financial instrument portfolio, but not the interest rate risk exposure of specific instruments. Portfolio hedges can take the form of fair value or cash flow hedges.

The gains or losses arising from changes in the fair value of the interest rate risk of effectively financial instruments are charged or credited, as appropriate, to the heading Changes in the Fair Value of the Hedged Items in Portfolio Hedges of Interest Rate Risk on the asset or liability side of the consolidated balance sheet.

At June 30, 2006, the Group had no portfolio hedge of interest rate risk operations.

e) Pension commitments and other commitments to employees

1. Companies in Spain

1.1. Post-employment benefits:

Following is a description of the most significant accounting criteria and the salient data relating to the post-employment benefit commitments of certain Group companies in Spain. These commitments include the undertaking to supplement the public social security benefits in the event of retirement, permanent disability or death; compensation and indemnities payable; and contributions to employee welfare systems for early retirees and post-employment welfare benefits.

1.1.1. Public social security system benefit supplement

Under the collective labour agreement in force, Spanish banks are required to supplement the social security benefits received by employees or their beneficiary rightholders in the event of retirement (except for those hired after March 8, 1980), permanent disability, death of spouse or death of parent.

The employee welfare systems in place at the Group’s Spanish banks supersede and improve the terms and conditions of the collective labour agreement for the banking industry; the commitments envisaged in the event of retirement, death and disability cover all employees, including those hired on or after March 8, 1980. The Group’s Spanish banks externalised all their commitments to serving and retired employees pursuant to Royal Decree 1588/1999 of October 15, 1999. These commitments are instrumented in pension plans, insurance contracts with a non-Group company and insurance contracts with BBVA Seguros, S.A. de Seguros y Reaseguros, which is 99.94% owned by the Banco Bilbao Vizcaya Argentaria Group. These employee welfare systems include defined contribution commitments, the amounts of which are determined, on a case-by-case basis, as a percentage of certain remuneration items and/or as a pre-established annual amount. Defined benefit commitments are funded by insurance contracts and internal Group provisions.

Defined contribution commitments: the current contributions made by the Group’s Spanish companies for defined contribution retirement commitments covering substantially all current employees, which are recognised with a charge to the heading Personnel Expenses – Transfers to Pension Plans in the accompanying consolidated income statements, amounted to EUR 16,791 thousand and EUR 25,276 thousand in the periods from January 1 to June 30 of 2006 and 2005, respectively.

Defined benefit commitments: The Group’s Spanish companies have defined benefit commitments for permanent disability and death of current employees and early retirees; for death of certain retired employees; and defined-benefit retirement commitments applicable only to certain groups of current employees, early retirees and retired employees (ongoing benefits).

The present values of the vested obligations are quantified on a case-by-case basis. The valuation method used for current employees is the projected unit credit method, which views each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately. The actuarial assumptions used in quantifying these obligations are unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the periods from January 1 to June 30, 2006 and 2005 were as follows:

•	Life expectancy table: PERM/F 2000 P

•	Technical interest rate: 4% cumulative annually / Yield curve for corporate AA bonds

•	Retail price index: 1.5% cumulative annually

•	Salary growth rate: Of, at least, 2.5% cumulative annually (depending on the group)

•	Retirement ages: Those corresponding to the earliest date upon which the right to retirement is forthcoming.

The defined benefit commitments at June 30, 2006 and 2005 were as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Pensions commitents to retired employees	3,153,391	3,211,006
Pension contingencies in respect of current employees	248,061	276,434

	3,401,452	3,487,440

Coverage at end of each period:
Internal provisions	2,829,999	2,859,338
Insurance contracts with unrelated insurance companies	571,453	628,102

Total	3,401,452	3,487,440

The changes in the periods from January 1 to June 30, 2006 and 2005, in the present value of the vested obligation for defined benefit commitments covered by the Group’s internal provisions were as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Present actuarial value at beginning of period	2.816.020	2.858.770
+ Interest cost	55.357	55.673
+ Normal cost for the period	8.620	10.167
- Payments made	(67.647)	(74.461)
+/- Past service cost and actuarial losses (gains)	17.649	9.189

Present actuarial value at end of period	2.829.999	2.859.338

The present actuarial value of the vested obligation for defined benefit commitments covered by insurance contracts with a non-Group company amounted to EUR 571,453 thousand and EUR 628,102 thousand at June 30, 2006 and 2005, respectively.

1.1.2. Early retirements

The commitments to early retirees include the compensation and indemnities and contributions to external pension funds payable during the period of early retirement. The commitments relating to this group of employees after they have reached the age of effective retirement are included in the employee welfare system.

In the periods from January 1 to June 30, 2006 and 2005, the Group offered certain employees the possibility of taking early retirement before reaching the age stipulated in the collective labour agreement in force. This offer was accepted by 279 and 147 employees in the periods from January 1 to June 30, 2006 and 2005, respectively. The total cost of these agreements amounted to EUR 176,824 thousand and EUR 84,617 thousand in the periods from January 1 to June 30, 2006 and 2005, respectively (EUR 114,936 thousand and EUR 55,001 thousand, respectively, net of the related tax effect) and the corresponding provisions were recognised with a charge to the heading Provisions (Net) - Transfers to Funds for Pensions and Similar Obligations - Early Retirements in the accompanying consolidated income statements.

The present values of the vested obligations are quantified on a case-by-case basis. The actuarial assumptions used in quantifying these obligations are unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the periods from January 1 to June 30, 2006 and 2005, were as follows:

•	Life expectancy table: PERM/F 2000 P

•	Technical interest rate: 4% compounded annually / Yield curve for corporate AA bonds

•	Retail price index: 1.5% compounded annually

•	Retirement ages: Those corresponding to the earliest date upon which the employee has the right to retirement.

The changes in the periods from January 1 to June 30, 2006 and 2005 in the present value of the vested obligation for commitments to early retirees in Spain were as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Present actuarial value at beginning of period	2.582.567	2.614.537
+ Interest cost	47.615	48.058
+ Early retirements in the period	176.824	84.617
- Payments made	(259.730)	(257.037)
+/- Other changes	2.253	381
+/- Actuarial losses (gains)	3.446	809

Present actuarial value at end of period	2.552.975	2.491.365

1.1.3. Post-employment welfare benefits

Certain Spanish Group companies have welfare benefit commitments the effects of which extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.

The present values of the vested obligations for post-employment welfare benefits are quantified on a case-by-case basis. The valuation method used for current employees is the projected unit credit method. The actuarial assumptions used in quantifying these obligations are unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the periods from January 1 to June 30, 2006 and 2005, were as follows:

•	Life expectancy table: PERM/F 2000 P.

•	Technical interest rate: 4% cumulative annually/ Yield curve for corporate AA bonds.

•	Retail price index: 1.5% cumulative annually.

•	Retirement ages: Those corresponding to the earliest date upon which the employee has the right to retirement.

The detail of these commitments at June 30, 2006 and 2005 is as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Post-employment welfare benefit commitments to retired employees	160,662	157,371
Vested post-employment welfare benefit contingencies in respect of current employees	53,234	47,483

Total	213,896	204,854
Coverage at end of each period:
Internal provisions	213,896	204,854

The changes in the periods from January 1 to June 30, 2006 and 2005 in the present value of the vested obligation for post-employment welfare benefit commitments were as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Present actuarial value at beginning of period	210,610	203,893
+ Interest cost	4,176	4,038
+ Normal cost for the period	1,123	1,082
- Payments made	(6,097)	(5,036)
+/- Other changes	(1,593)	—
+/- Actuarial losses (gains)	5,677	877

Present actuarial value at end of period	213,896	204,854

1.1.4. Summary

Following is a summary of the charges recorded in the consolidated income statements for the periods from January 1 to June 30, 2006 and 2005 for the post-employment compensation commitments of Group companies in Spain:

	Thousands of Euros
ITEMS	June 2006	June 2005
Interest expense and similar charges:
Interest cost of pension funds	107,148	107,769
Personnel expenses:
Welfare benefits	1,123	1,082
Transfers to pension plans	26,621	35,443
Provisions (net):
Transfers to funds for pensions and similar obligations
Pension funds	26,772	10,875
Early retirement	176,824	144,551

Total	338,488	299,720

At June 30, 2006 and 2005, there were no unfunded actuarial gains or losses arising from differences between the actuarial assumptions and what had actually occurred or, where appropriate, from the effects of changes in the actuarial assumptions used.

1.2. Other commitments to employees:

1.2.1. Compensation in kind

Certain Spanish Group companies are obliged to deliver partially or fully subsidised goods and services under the collective labour agreements applicable to them and/or the related corporate agreements. The most significant employee welfare benefits granted by the Group’s Spanish banks, in terms of the type of compensation and the event giving rise to the commitment, are loans to employees, life insurance, study aid and long-service bonuses.

The scope of application of these employee welfare benefits varies from one company to another depending on the specific agreements that govern them. They may also be applied differently to employees of the same company, when different agreements are in force for each of the various employee groups.

Long-service bonuses are a form of long-term compensation, entitlement to which is conditional upon the qualifying beneficiary employees remaining in service for a stipulated number of years (15, 25, 40 or 50 years’ effective service in the case of share-based bonuses and 45 years’ effective service in the case of cash bonuses).

The present values of the vested obligations for long-service cash bonuses and for the gifts relating to long-service share-based bonuses (the treatment applicable to share-based payment is summarised in the next section) were quantified on a case-by-case basis using the projected unit credit valuation method. The main actuarial assumptions used in quantifying these obligations are unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the periods from 1 January to June 30, 2006 and 2005, were as follows:

•	Life expectancy table: PERM/F 2000 P

•	Disability table: IASS – 90 reflecting the experience of Spain’s Social Security

•	Technical interest rate: 4% cumulative annually/ Yield curve for corporate AA bonds.

•	Retirement ages: Those corresponding to the earliest date upon which the employee has the right to retirement.

The changes in the periods from January 1 to June 30, 2006 and 2005, in the present value of the vested obligation for these commitments were as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Present actuarial value at beginning of period	30,033	31,590
+ Interest cost	611	639
+ Normal cost for the period	797	700
- Payments made	(427)	(808)
+/- Actuarial losses (gains)	2,293	157

Present actuarial value at end of period	33,307	32,278
Coverage at end of each period:
Internal provisions	33,307	32,406

Since all other employee welfare benefits for current employees accrue and are settled on a yearly basis, it is not necessary to recognise a provision in this connection.

The total cost of the employee welfare benefits provided by the Group’s Spanish companies to their current employees in the periods from January 1 to June 30, 2006 and 2005 was EUR 23,821 thousand and EUR 23,922 thousand, respectively, and these amounts were recognised with a charge to Personnel Expenses - Other in the accompanying consolidated income statements.

1.2.2.Bank share-based compensation system

The Bank is obliged, under the related corporate agreement, to deliver shares of Banco Bilbao Vizcaya Argentaria, S.A. to certain of its employees when they complete a given number of years of effective service:

Years of effective Service	Number of shares
15 years	180
25 years	360
40 years	720
50 years	900

The present values of the vested obligation at June 30, 2006 and 2005, in terms of the probable number of shares, were quantified on a case-by-case basis using the projected unit credit method. The main actuarial assumptions used in quantifying this obligation are summarised as follows:

•	Life expectancy table: PERM/F 2000 P

•	Disability table: IASS – 90 reflecting the experience of Spain’s Social Security

•	Retirement ages: Those corresponding to the earliest date upon which the employee has the right to retirement.

The changes in the periods from January 1 to June 30, 2006 and 2005, in the present value of the vested obligation, in terms of the probable number of shares, for share-based long-service bonuses were as follows:

	Nº of shares
ITEMS	June 2006	June 2005
Present actuarial value at beginning of period	6,946,467	6,658,067
+Period accrual	203,744	199,546
- Deliveries made	(95,580)	(156,060)
+/- Actuarial losses (gains)	(170,540)	61,808

Present actuarial value at end of period	6,884,091	6,763,361

In March 1999, pursuant to a resolution adopted by the Bank’s shareholders at the Annual General Meeting on February 27, 1999, 32,871,301 new shares were issued at a price of EUR 2.14 per share (similar to the average reference price of the share-based commitments to Group employees existing at that date which the new shares were assigned to fund). These shares were subscribed and paid by a non-Group company and, simultaneously, the Bank acquired a call option on these shares which can be exercised on any date, at one or several times, prior to December 31, 2011, at an exercise price equal to the share issue price, adjusted on the basis of the related antidilution clauses. On several occasions since 1999 the call option was partially exercised to meet share-based commitments to Group employees. At June 30, 2005, the Bank still held an option on a total of 4,670,585 shares at a price of EUR 2.09 per share, which were assigned in full to share-based long-service bonuses. In the period from January 1 to June 30, 2006 the option was exercised on a total of 95,580 shares to settle long-service bonuses when they fell due (156,060 shares in the period from January 1 to June 30, 2005).

At June 30, 2006, the Bank still held an option on a total of 4,461,965 shares and, in addition, it had arranged a futures transaction with a non-Group entity on a total of 2,422,126 shares at an exercise price of EUR 15.99 per share (2,092,776 shares at an exercise price of EUR 12,72 per share at June 30, 2005).

The changes in the periods from January 1 to June 30, 2006 and 2005 in the related internal provisions, which take into account the present value of the vested obligation, at any given date, in terms of the probable number of shares and the instruments assigned to the commitment, were as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Internal provision at beginning of period	45,550	32,614
+ Normal cost for the period	3,450	2,500
- Payments relating to partial exercises of the call option (Settlement of long-service bonuses when they fall due)	(1,372)	(326)
+/- Other changes	2,232	788
+/- Actuarial losses (gains)	(1,169)	750

Internal provision at end of period	48,691	36,326

In the last quarter of 2005, certain Group companies implemented a corporate programme for its permanent employees to enable them to acquire, with a 10% discount, shares of Banco Bilbao Vizcaya Argentaria, S.A. The total number of shares acquired in 2005 as part of this programme amounted to 2.5 million at a market price of EUR 14.68 per share. The possibility of financing the acquisition through a personal loan was offered to the employees. The unamortised balance of the financing granted to employees amounted to EUR 26,109 thousand at June 30, 2006. Additionally, during the period comprehended between January 1 to June 30, 2006 a new phase of this corporate programme has been developed, this time without the possibility of financing for the acquisition of the shares. The total number of shares acquired in this second phase amounted to 439 thousand.

Equity-instrument-based employee remuneration -

At the Annual General Meeting held on 18 March 2006, the Bank’s shareholders approved a long-term share-based remuneration plan for the members of the Group’s management team (“the Plan”).

Under this Plan the Bank promises to deliver ordinary shares of BBVA, S.A. to the members of the Group’s management team (including executive directors and Management Committee members). A number of “theoretical shares” will be allocated to the beneficiaries based on the annual variable remuneration earned by each member in the last three years and on their level of responsibility. This number will serve as the basis for the calculation of the BBVA shares that will be delivered, as the case may be, when the Plan expires. The specific number of BBVA shares to be delivered to each beneficiary on expiry of the Plan will be calculated by multiplying the number of “theoretical shares” allocated by a coefficient ranging from 0 to 2. The value of the coefficient established by comparing the performance of the Total Shareholder Return (TSR) - share appreciation plus dividends - of the Bank over the term of the Plan with the performance of the same indicator for 14 leading European banks.

The maximum number of BBVA shares included in the Plan is 22 million ordinary shares, representing 0.65% of BBVA’s current share capital, of which up to 1,380,000 ordinary shares (representing 0.041% of share capital) can be earmarked for executive directors and up to 3,500,000 ordinary shares (representing 0.103% of share capital) can be earmarked for Management Committee members (who are not executive directors).

The Plan has a term of three years from 1 January 2006 and will be settled in the first half of 2009.

At 30 June 2006, the estimated number of theoretical shares for the Group as a whole, including executive directors and BBVA’s Management Committee members (see Note 7), was 10,025,402, representing 0.29566% of the Bank’s share capital.

At 30 June 2006, the expense recognized in this period amounted to EUR 22,487 thousand and was recognised under “Personnel Expenses – Equity-Instrument-Based Remuneration” in the Group’s consolidated income statement in the period comprehended from January 1 to June 30, 2006, with a charge to “Own Funds – Other Equity Instruments – Equity-Instrument-Based Remuneration” in the consolidated balance sheet at June 30, 2006.

2. Companies abroad

2.1. Pension benefit supplement:

Certain Group companies abroad and part of the Foreign Network of Banco Bilbao Vizcaya Argentaria, S.A. have post-employment benefit commitments to certain current and/or retired employees. The aggregate data, broken down by type of commitment, are as follows:

Commitments instrumented through non-Group entities: the payments to third parties for current contributions made by Group companies abroad for defined contribution and defined benefit commitments to current employees, which amounted to EUR 11,639 thousand and EUR 8,236 thousand in the periods from January 1 to June 30, 2006 and 2005, respectively, are recognised with a charge to Personnel Expenses - Transfers to Pension Plans in the accompanying consolidated income statements.

Defined benefit commitments recognised in internal funds: the accrued liability for defined benefit commitments to current and/or retired employees, net, where appropriate, of the specific assets assigned to fund them, amounted to EUR 178,517 thousand and EUR 301,317 thousand at June 30, 2006 and 2005, respectively, and is included under Provisions – Provisions for Pensions and Similar Obligations in the accompanying consolidated balance sheets. Of these amounts, at June 30, 2006 and 2005, EUR 147,296 thousand and EUR 172,780 thousand, respectively, related to BBVA Bancomer, S.A. for the funding of vested commitments for pension supplements, long-service bonuses, and post-retirement life insurance, and EUR 2,453 thousand and EUR 50,924 thousand, respectively, related to BBVA Portugal, S.A. for the funding of vested commitments for pension supplements.

The aforementioned assets assigned to the funding of commitments are the assets that are to be used directly to settle employee benefit obligations and which meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities.

The present values of the vested obligations of Group companies abroad are quantified on a case-by-case basis, and the projected unit credit valuation method is used for current employees. As a general rule, the actuarial assumptions used are as follows: the discount rate is the AA corporate bond yield curve; the mortality tables are those applicable in each local market when an insurance contract is arranged; and the inflation and salary growth rates are those applicable in each local market. These assumptions should be prudent and mutually compatible.

The main actuarial assumptions used in quantifying the commitments of BBVA Bancomer, S.A. at June 30, 2006 and 2005 are summarised as follows:

•	Mortality tables: EMSSA 97

•	Discount rate: 9.20% cumulative annual at June 30, 2006 (10.25% cumulative annual at June 30, 2005)

•	Consumer price index: 4.00% cumulative annual at June 30, 2006 (5.00% cumulative annual at June 30, 2005)

•	Salary growth rate: 6.60% cumulative annual at June 30, 2006 (7.63% cumulative annual at June 30, 2005)

•	Expected rate of return: 9.20% cumulative annual at June 30, 2006 (10.25% cumulative annual at June 30, 2005)

The changes in the periods from January 1 to June 30, 2006 and 2005, in the present value of the vested obligations of BBVA Bancomer, S.A., in the value of the assets assigned to fund these commitments and in the balances of Provisions – Provisions for Pensions and Similar Obligations relating to BBVA Bancomer, S.A. were as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Present actuarial value of vested obligations at beginning of period	632,783	470,742
Value of the assets assigned to funding of Obligations	(465,664)	(330,509)

	167,119	140,233

Present actuarial value of vested obligations at end of period	570,974	569,371
Value of assets assigned to funding of obligations	(423,679)	(396,590)

	147,295	172,781

	Thousands of Euros
ITEMS	June 2006	June 2005
Balance at beginning of period	167,119	140,233
+ Finance Expenses	26,391	22,472
- Finance Income	(19,624)	(15,877)
+ Normal cost for the period	15,788	10,820
+/- Payments made and other net variations	(21,415)	(8,743)
+/- Exchange differences	(20,964)	23,876
Balance at end of period	147,295	172,781

The main actuarial assumptions used in quantifying the commitments of BBVA Portugal, S.A. at June 30, 2006 are summarised as follows:

•	Mortality tables: TV 88/90

•	Disability tables: 50% EKV80

•	Turnover tables: 50% MSSL for employees hired prior to 1995

•	Discount rate: 4.90% cumulative annual

•	Consumer price index: 2.00% cumulative annual

•	Salary growth rate: 3.00% cumulative annual

•	Expected rate of return: 4.50% cumulative annual

The changes in the periods from January 1 to June 30, 2006 and 2005, in the present value of the vested obligations of BBVA Portugal, S.A., in the value of the assets assigned to fund these commitments and in the balances of Provisions – Provisions for Pensions and Similar Obligations relating to BBVA Portugal, S.A. were as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Present actuarial value of vested obligations at beginning of period	262,453	268,416
Value of the assets assigned to funding of obligations	(221,675)	(184,325)

	40,778	84,091

Present actuarial value of vested obligations at end of period	265,175	272,641
Value of assets assigned to funding of obligations	(262,722)	(221,717)

	2,453	50,924

	Thousands of Euros
ITEMS	June 2006	June 2005
Balance at beginning of period	40,778	84,091
+ Finance Expenses	—	—
- Finance Income	—	—
+ Normal cost for the period	2,488	4,113
+/- Payments made and other net variations	(40,813)	(37,280)
+/- Actuarial losses (gains)	—	—
Balance at end of period	2,453	50,924

2.2. Post-employment welfare benefits:

BBVA Bancomer, S.A.’s accrued liability for commitments for post-employment medical services to current and former employees, net of the specific assets assigned to fund them, amounted to EUR 309,642 thousand and EUR 339,554 thousand at June 30, 2006 and 2005, respectively, and is included under the heading Provisions – Provisions for Pensions and Similar Obligations in the accompanying consolidated balance sheets.

The main actuarial assumptions used to quantify the current values of the commitments accrued in connection with the aforementioned agreement at June 30, 2006 and 2005 are as follows:

•	Mortality tables: EMSSA 97

•	Discount rate: 9.20% cumulative annual at June 30, 2006 (10.25% cumulative annual at June 30, 2005)

•	Consumer price index: 4.00% cumulative annual at June 30, 2006 (5.00% cumulative annual at June 30, 2005)

•	Rate of inflation for medical services: 6.08% cumulative annual at June 30, 2006 (7.10% cumulative annual at June 30, 2005)

•	Expected rate of return: 9.20% cumulative annual at June 30, 2006 (10.25% cumulative annual at June 30, 2005)

The changes in the periods from January 1 to June 30, 2006 and 2005 were as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Present actuarial value of vested obligations at beginning of period	436,434	324,043
Value of the assets assigned to funding of obligations	(84,973)	(40,122)

	351,461	283,921

Present actuarial value of vested obligations at end of period	397,248	396,667
Value of assets assigned to funding of obligations	(87,606)	(57,113)

	309,642	339,554

	Thousands of Euros
ITEMS	June 2006	June 2005
Balance at beginning of period	351,461	283,921
+ Finance Expenses	18,397	15,699
- Finance Income	(3,533)	(1,856)
+ Normal cost for the period	5,773	4,288
+/- Payments made and other net variations	(17,394)	(9,979)
+/- Exchange differences	(45,062)	47,481

Balance at end of period	309,642	339,554

2.3. Summary:

The charges recorded in the consolidated income statement for the periods from January 1 to June 30, 2006 and 2005, for the post-employment benefit commitments of Group companies abroad totalled EUR 56,529 thousand and EUR 53,565 thousand, respectively.

At June 30, 2006 and 2005, there were no actuarial gains or losses arising from differences between the actuarial assumptions and what had actually occurred or, where appropriate, from the effects of changes in the actuarial assumptions used that are not hedged.

3. Termination benefits

Termination benefits must be recognised when the company is committed to severing its contractual relationship with its employees and, to this end, has a formal detailed redundancy plan. At June 30, 2006 there were no redundancy plans, so it is not necessary to recognise a provision for this issue.

f) Exchange differences

The Group’s functional currency is the euro. Therefore, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”. Foreign currency balances are translated to euros in two consecutive stages:

•	Translation of foreign currency to the functional currency of the entities and branches, and

•	Translation to euros of the balances held in the functional currencies of entities whose functional currency is not the euro.

Translation of foreign currency to the functional currency: foreign currency transactions performed by the consolidated entities and their branches are initially recognised in their respective financial statements at the equivalent value in their functional currencies, translated using the exchange rates prevailing at the transaction date. Subsequently, for the purpose of presentation in their separate financial statements, the consolidated entities translate the foreign currency balances to their functional currencies using the average spot exchange rates at period-end.

Entities whose functional currency is not the euro: the balances in the financial statements of consolidated entities whose functional currency is not the euro are translated to euros as follows:

-	Assets and liabilities: at the average spot exchange rates at 30 June 2006 and 2005.

-	Income and expenses and cash flows: at the average exchange rates for the periods from 1 January to 30 June 2006 and 2005.

-	Equity items: at the historical exchange rates.

The exchange differences arising on the translation of foreign currency balances to the functional currency of the consolidated entities and their branches are generally recorded in the consolidated income statement. Exceptionally, the exchange differences arising on non-monetary items whose fair value is adjusted with a balancing item in equity are recorded under the heading Valuation Adjustments - Exchange Differences.

The exchange differences arising on the translation to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recorded under the heading Valuation Adjustments - Exchange Differences in the consolidated balance sheet until the item to which they relate is derecognised, at which time they are recorded in the income statement.

The breakdown of the main foreign currency balances in the consolidated balance sheets at June 30, 2006 and 2005, based on the nature of the related items, is as follows:

	Equivalent Value in Thousands of Euros
June 2006	Assets	Liabilities
Cash and balances with central banks	7,577,510	—
Financial assets/liabilities held for trading	16,799,000	976,684
Available-for-sale financial assets	13,063,051	—
Loans and receivables	65,476,619	—
Investments	76,989	—
Tangible assets	1,509,936	—
Financial liabilities at amortised cost	—	113,540,777
Other	5,467,696	5,741,116

Total	109,970,801	120,258,577

	Equivalent Value in Thousands of Euros
June 2005	Assets	Liabilities
Cash and balances with central banks	6,934,874
Financial assets/liabilities held for trading	15,658,888	920,434
Available-for-sale financial assets	13,245,514	—
Loans and receivables	61,402,673	—
Investments	54,937	—
Tangible assets	1,552,621	—
Financial liabilities at amortised cost	—	109,991,289
Other	8,458,704	7,885,411

Total	107,308,211	118,797,134

g) Entities and branches located in hyperinflationary economies

None of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies as defined by EU-IFRSs. Accordingly, at June 30, 2006 it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.

h) Non-current assets held for sale and Liabilities associated with non-current assets held for sale

The heading Non-Current Assets Held for Sale reflects the carrying amount of the assets – composing a “disposal group” or forming part of a business unit that the Group intends to sell (“discontinued operations”) – which will very probably be sold in their current condition within one year from the date of the consolidated financial statements. Therefore, the carrying amount of these assets – which can be financial or non-financial – will foreseeably be recovered through the price obtained on their sale.

Specifically, the assets received by the consolidated entities from their debtors in full or part settlement of the debtors’ payment obligations are treated as non-current assets held for sale (foreclosed assets), unless the consolidated entities have decided to make continuing use of these assets.

Symmetrically, the heading Liabilities Associated with Non-Current Assets Held for Sale reflects the balances payable arising on disposal groups and discontinued operations.

i) Sales and income from the provision of non-financial services

This heading shows the carrying amount of the sales of assets and income from the services provided by the consolidated Group companies that are not credit institutions. In the case of the Group, these companies are mainly real estate and services companies.

j) Insurance and reinsurance contracts

In accordance with standard accounting practice in the insurance sector, the consolidated insurance entities credit the amounts of the premiums they write and expense the cost of the claims incurred on final settlement thereof. Insurance entities are required to accrue at period-end the amount unearned at that date credited to their income statements and the incurred costs not charged to income.

The most significant accruals recorded by the consolidated entities in relation to direct insurance contracts arranged by them are: unearned premiums, unexpired risks, claims, mathematical reserves, life insurance policies in which the investment risk is borne by the policyholder, and bonuses (profit-sharing) and rebates.

The technical provisions for inward reinsurance are determined using criteria similar to those applied for direct insurance; these provisions are generally calculated on the basis of the information provided by the cedants. The technical provisions for direct insurance and inward reinsurance are presented in the accompanying consolidated balance sheets under the heading Liabilities under Insurance Contracts (Note 26).

The technical provisions for reinsurance ceded – which are calculated on the basis of the reinsurance contracts entered into and by applying the same criteria as those used for direct insurance – are presented in the consolidated balance sheets enclosed under the heading Reinsurance Assets (Note 18).

Reinsurance assets and Liabilities under insurance contracts

The heading Reinsurance Assets includes the amounts that the consolidated entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognised by the consolidated insurance entities.

The heading “Liabilities under Insurance Contracts” includes the technical reserves recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end.

The profit or loss reported by the Group’s insurance companies on their insurance activities is recorded under the heading Insurance Activity Income in the consolidated income statement (Note 43).

k) Tangible assets

Tangible assets for own use:

Functional assets – including both tangible assets intended to be held for continuing use received by the consolidated entities in full or part settlement of financial assets representing receivables from third parties and tangible assets acquired under finance leases – are presented at acquisition cost less any accumulated depreciation and, where appropriate, any estimated impairment losses (net carrying amount higher than fair value).

For this purpose, the acquisition cost of foreclosed assets held for own use is equal to the carrying amount of the financial assets delivered in exchange for their foreclosure.

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value; the land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.

The annual tangible asset depreciation charge is recognised with a balancing entry in the consolidated income statement and is based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

	Anual Percentage
	Mín	Máx
Buildings for own use	1.25	5.00
Furniture	8.00	20.00
Fixtures	2.50	12.00
Office supplies and computerisation	6.67	33.33
Remodelling of rented offices	6.00	10.00

At each accounting close, the consolidated entities analyse whether there is any internal or external indication that the carrying amounts of their tangible assets exceed the related recoverable amounts. If there is such an indication, the carrying amount of the asset in question is reduced to its recoverable amount and the future depreciation charges are adjusted in proportion to the asset’s new remaining useful life and/or to its revised carrying amount.

Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities recognise the reversal of the impairment loss recorded in prior periods and, consequently, adjust the future depreciation charges. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognised in prior periods.

Upkeep and maintenance expenses relating to tangible assets held for own use are charged to the income statement for the period in which they are incurred.

Investment properties and other assets leased out under an operating lease:

The heading Investment Properties in the consolidated balance sheet reflects the net values of the land, buildings and other structures held either to earn rentals or for capital appreciation.

The criteria used to recognise the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereon are the same as those described in relation to functional tangible assets.

l) Business combinations

A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities. As a result of a business combination, which is accounted for using the purchase method, the Group obtains control over one or several entities.

The purchase method addresses business combinations from the perspective of the acquirer. The acquirer must recognise the assets acquired and the liabilities and contingent liabilities assumed, including those not previously recognised by the acquiree.

This method involves measuring the cost of the business combination and assigning it, at the date of acquisition, to the identifiable assets, liabilities and contingent liabilities measured at fair value.

In addition, any purchases of minority interests after the date on which the Group obtains control of the acquiree are recorded as equity transactions, i.e. the difference between the price paid and the carrying amount of the percentage of minority interests acquired is charged directly to equity.

m) Intangible assets

Goodwill

The positive differences between the cost of business combinations and the acquired percentage of the net fair value of the assets, liabilities and contingent liabilities of the acquirees are recorded as goodwill on the asset side of the balance sheet. In other words, goodwill represents the future economic benefits from assets that cannot be individually identified and separately recognised. Goodwill is not amortised but is submitted to impairment analysis. Any impaired goodwill is written off.

Goodwill is allocated to one or more cash-generating units expected to benefit from the synergies arising from business combinations. The cash-generating units represent the Group’s business and/or geographical segments as managed internally by its directors.

The cash-generating units to which goodwill has been allocated are tested for impairment based on the carrying amount of the unit including the allocated goodwill. Such testing is performed at least annually and whenever there is an indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the minority interest, shall be compared with its recoverable amount. The resulting loss shall be apportioned by reducing, firstly, the carrying amount of the goodwill allocated to that unit and, secondly, if there are still impairment losses remaining to be recognised, the carrying amount of the rest of the assets. This shall be done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. It will be taken into account that no impairment of goodwill attributable to the minority interest may be recognised. In any case, impairment losses on goodwill can never be reversed.

Other intangible assets

These assets can have an indefinite useful life – when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities – or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortised, but rather at the end of each reporting period the consolidated entities review the remaining useful lives of the assets in order to ensure that they continue to be indefinite or, if this is not the case, to take the appropriate steps. The Group has not recognised any intangible assets with indefinite useful lives.

Intangible assets with finite lives are amortised over those useful lives using methods similar to those used to depreciate tangible assets.

In both cases the consolidated entities recognise any impairment loss on the carrying amount of these assets with charge to the heading Impairment Losses - Other Intangible Assets in the accompanying consolidated income statements. The criteria used to recognise the impairment losses on these assets and, where applicable, the recovery of impairment losses recognised in prior periods are similar to those used for tangible assets.

n) Inventories

Inventories are assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such sale, or that are to be consumed in the production process or in the rendering of services. The balance of the heading Other Assets - Inventories in the accompanying consolidated balance sheets included the land and other property held for sale in the property development business (Note 22).

Inventories are measured at the lower of cost and net realisable value, which is the estimated selling price of inventories in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

The amount of any write-down of inventories, such as that reflecting damage, obsolescence, and reduction of the sale price, to net realisable value and any other losses is recognised as an expense in the period in which the write-down or loss occurs. Subsequent reversal of any write-down is recognised in the consolidated income statement for the period in which it occurs.

When inventories are sold, the carrying amount of those inventories is derecognised and recorded as an expense in the period in which the related revenue is recognised. The expense is included under the heading Cost of Sales in the accompanying consolidated income statements (Note 45) when it relates to activities that do not form part of the consolidated Group, or under the heading Other Operating Expenses in other cases.

o) Tax assets and liabilities

Spanish corporation tax expense and the expense for similar taxes applicable to the consolidated entities abroad are recognised in the consolidated income statement, except when they result from transactions the gains or losses on which are recognised directly in equity, in which case the related tax effect is also recognised in equity.

The current income tax expense is calculated by aggregating the current tax arising from the application of the related tax rate to the taxable profit (or tax loss) for the period (after deducting the tax credits allowable for tax purposes) and the change in deferred tax assets and liabilities recognised in the income statement.

Deferred tax assets and liabilities include temporary differences, measured at the amount expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability settled.

Deferred tax assets are recognised to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilised.

The deferred tax assets and liabilities recognised are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

Income and expenses recognised directly in equity are recorded as temporary differences.

p) Financial guarantees

“Financial guarantees” are defined as contracts whereby the Group undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have.

Financial guarantees are measured at fair value which, on initial recognition and in the absence of evidence to the contrary, is the present value of the cash flows to be received, using an interest rate similar to that of the financial assets granted by the entity with a similar term and risk. Simultaneously, the present value of the future cash flows receivable, calculated using the aforementioned interest rate, is recognised under the heading Other Financial Assets.

Subsequent to initial recognition, contracts are treated as follows:

•	The value of contracts recorded under the heading Other Financial Assets is discounted by recording the differences in the consolidated income statement as interest income.

•	The fair value of guarantees recorded under the heading Accrued Expenses and Deferred Income - Other on the liability side of the balance sheet is allocated to the consolidated income statement as fee and commission income on a straight-line basis over the expected life of the guarantee, or by another method provided that it more adequately reflects the economic risks and rewards of the guarantee.

q) Leases

Leases are classified as finance leases when they transfer substantially all the risks and rewards incidental to ownership of the asset forming the subject matter of the contract.

When the consolidated entities act as the lessor of an asset, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recorded as financing provided to third parties and, therefore, are included under the heading Loans and Receivables in the accompanying consolidated balance sheets.

Leases other than finance leases are classified as operating leases. Assets provided under operating leases to Group entities are treated in the consolidated financial statements as assets held for own use and in the individual financial statements of the owner as other assets leased out under an operating lease or as investment property.

r) Provisions and contingent liabilities

Provisions are present obligations arising from legal or contractual requirements, valid expectations created by Group companies in third parties regarding the assumption of certain types of responsibilities, or virtual certainty as to the future course of regulation in particular respects, especially proposed new legislation that the Group cannot avoid.

Provisions are recognised in the balance sheet when each and every one of the following requirements is met: the Group has a present obligation resulting from a past event and, at the balance sheet date, it is more likely than not that the obligation will have to be settled; it is probable that to settle the obligation the entity will have to give up resources embodying economic benefits; and a reliable estimate can be made of the amount of the obligation.

Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the entity. They include the present obligations of the entity when it is not probable that an outflow of resources embodying economic benefits will be required to settle them or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by the occurrence or non-occurrence of, events beyond the control of the Group. Contingent assets are not recognised in the balance sheet or in the income statement; however, they are disclosed in the notes to financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

s) Transfers of financial assets and derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties. If substantially all the risks and rewards are transferred to third parties, the transferred financial asset is derecognised and, at the same time, any right or obligation retained or created as a result of the transfer is recognised.

If substantially all the risks and rewards associated with the transferred financial asset are retained, the transferred financial asset is not derecognised and continues to be measured using the same criteria as those used prior to the transfer.

Financial assets are only derecognised when the cash flows they generate have extinguished or when substantially all the risks and rewards incidental to them have been transferred. Similarly, financial liabilities are only derecognised when the obligations they generate have extinguished or when they are acquired (with the intention either settle them or re-sell them).

t) Own equity instruments

The balance of the heading Shareholders’ Equity - Treasury Shares in the accompanying consolidated balance sheets relates to Bank shares held by certain consolidated companies at June 30, 2006 and 2005. These shares are carried at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading Shareholders’ Equity – Reserves in the accompanying consolidated balance sheets (Note 32).

All the shares of the Bank held by consolidated entities at June 30, 2006 and 2005 represented 0.24% and 0.60%, respectively, of the issued share capital at those dates (the transactions involving treasury shares in the periods from January 1 to June 30, 2006 and 2005 are summarised in Note 32).

3. Banco Bilbao Vizcaya Argentaria Group

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) is the Group’s Parent. Its unaudited interim individual financial statements are prepared on the basis of the accounting policies and methods contained in Bank of Spain Circular 4/2004.

The Bank represented approximately 66.64% of the Group’s assets and 44.78% of consolidated profit before tax at June 30, 2006 (64.60% and 29.69%, respectively, at June 30, 2005), after the related consolidation adjustments and eliminations.

Summarised below are the unaudited interim financial statements of Banco Bilbao Vizcaya Argentaria, S.A. at June 30, 2006 and 2005:

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BALANCE SHEETS AT JUNE 30, 2006 AND 2005 (SUMMARISED)

- Thousands of Euros -

	June 2006	June 2005
ASSETS
CASH AND BALANCES WITH CENTRAL BANKS	2,454,736	6,316,104
FINANCIAL ASSETS HELD FOR TRADING	32,707,912	41,026,097
AVAILABLE-FOR-SALE FINANCIAL ASSETS	28,522,262	26,815,385
LOANS AND RECEIVABLES	196,802,678	169,250,307
HELD-TO-MATURITY INVESTMENTS	6,044,393	3,495,990
HEDGING DERIVATIVES	1,759,929	3,821,663
NON-CURRENT ASSETS HELD FOR SALE	33,497	48,900
INVESTMENTS	12,397,629	13,079,521
INSURANCE CONTRACTS LINKED TO PENSIONS	2,110,938	2,093,918
TANGIBLE ASSETS	2,079,494	2,036,304
INTANGIBLE ASSETS	54,996	44,968
TAX ASSETS	3,625,034	3,370,672
PREPAYMENTS AND ACCRUED INCOME	428,090	383,413
OTHER ASSETS	587,491	976,401

TOTAL ASSETS	289,609,079	272,759,643

	June 2006	June 2005
TOTAL LIABILITIES AND EQUITY
LIABILITY
FINANCIAL LIABILITIES HELD FOR TRADING	12,477,723	16,283,785
FINANCIAL LIABILITIES AT AMORTISED COST	253,364,105	234,037,350
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN
PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—
HEDGING DERIVATIVES	2,084,522	1,457,587
PROVISIONS	6,286,650	6,249,925
TAX LIABILITIES	1,096,258	1,298,934
ACCRUED EXPENSES AND DEFERRED INCOME	832,082	859,474
OTHER LIABILITIES	72,626	13,957
EQUITY HAVING THE NATURE OF A FINANCIAL LIABILITY	—	—
TOTAL LIABILITIES	276,213,966	260,201,012

EQUITY
VALUATION ADJUSTMENTS	1,273,934	1,819,981
SHAREHOLDERS’ EQUITY	12,121,179	10,738,650
Capital	1,661,518	1,661,518
Share premium	6,658,390	6,658,390
Reserves	2,129,328	2,008,888
Other equity instruments	16,280	—
Less: Treasury shares	(88,039)	(99,753)
Profit for the period	2,191,294	899,555
Less: Dividends and remuneration	(447,592)	(389,948)

TOTAL EQUITY	13,395,113	12,558,631

TOTAL EQUITY AND LIABILITIES	289,609,079	272,759,643

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

INCOME STATEMENTS FOR THE SIX-MONTH PERIODS

FROM JANUARY 1 TO JUNE 30, 2006 AND 2005 (SUMMARISED)

- Thousands of Euros -

	June 2006	June 2005
INTEREST AND SIMILAR INCOME	4,336,252	3,379,126
INTEREST EXPENSE AND SIMILAR CHARGES	(3,038,911)	(2,103,008)
INCOME FROM EQUITY INSTRUMENTS	909,146	497,183
NET INTEREST INCOME	2,206,487	1,773,301
FEE AND COMMISSION INCOME	1,013,365	882,169
FEE AND COMMISSION EXPENSES	(160,038)	(158,880)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (NET)	889,784	343,070
EXCHANGE DIFFERENCES (NET)	128,351	55,976
GROSS INCOME	4,077,949	2,895,636
OTHER OPERATING INCOME	34,437	45,229
PERSONNEL EXPENSES	(1,053,880)	(979,089)
OTHER ADMINISTRATIVE EXPENSES	(426,778)	(403,967)
DEPRECIATION AND AMORTISATION	(99,075)	(97,852)
OTHER OPERATING EXPENSES	(31,441)	(29,764)
NET OPERATING INCOME	2,501,212	1,430,193
IMPAIRMENT LOSSES (NET)	(314,395)	(166,466)
PROVISIONS (NET)	(225,159)	(168,157)
OTHER GAINS	564,519	75,891
OTHER LOSSES	(26,279)	(37,747)
INCOME BEFORE TAX	2,499,898	1,133,714
INCOME TAX	(308,604)	(234,159)
INCOME FROM ORDINARY ACTIVITIES	2,191,294	899,555
INCOME FROM DISCONTINUED OPERATIONS (NET)	—	—
INCOME FOR THE PERIOD	2,191,294	899,555

The total assets and finance income of the Group’s most significant subsidiaries at June 30, 2006 and 2005 were as follows:

	COUNTRY	Thousands of Euros
COMPANY		June 2006		June 2005
		Total Assets	Finance Income	Total Assets	Finance Income
Group BBVA Bancomer	Mexico	51,205,528	2,898,019	54,434,209	2,622,149
Group BBVA Chile	Chile	6,769,379	213,634	6,107,440	193,661
Group BBVA USA + Puerto Rico	USA + Puerto Rico	8,586,612	252,886	8,319,165	144,715
Group BBVA Banco Francés	Argentina	4,325,214	194,040	4,508,259	196,062
Group BBVA Banco Provincial	Venezuela	5,406,058	264,643	4,489,626	213,802
Group BBVA Continental	Peru	4,301,272	156,720	3,896,454	111,914
Group BBVA Colombia	Colombia	4,357,239	220,688	2,875,216	129,295

Appendix I includes a detail of the fully consolidated subsidiaries which, based on the information available, were more than 5% owned by non-Group shareholders at June 30, 2006.

At June 30, 2006 and 2005, certain foreign non-BBVA Group credit institutions held significant ownership interests in the following fully consolidated companies:

At June 30, 2006

•	A.F.P. Próvida (a Bank of New York investee as a depository in ADR´s programme).

At June 30, 2005

•	A.F.P. Próvida (a Bank of New York investee as a depository in ADR´s programme).

•	A.F.P. Horizonte Colombia is a Banco Granahorrar S.A. investee, which was acquired by the group in December 2005.

The changes in the ownership interests held by the Group in the most significant subsidiaries and the situation of these interests at June 30, 2006 were as follows:

BBVA-Bancomer Group (Mexico)-

Grupo Financiero BBV-Probursa, S.A. de C.V. and the companies in its group, including most notably Banco Bilbao Vizcaya México, S.A., joined the Group in July 1995. In the first half of 2000, it was resolved to merge Grupo Financiero BBV-Probursa, S.A. de C.V. into Grupo Financiero BBVA Bancomer, S.A. de C.V. Following this merger, which was carried out in July 2000, the Group’s ownership interest in Grupo Financiero BBVA Bancomer, S.A. de C.V. was 36.6%.

In the period from 2001 to 2003, the Group acquired various holdings in the share capital of Grupo Financiero BBVA Bancomer, S.A. de C.V., as a result of which its ownership interest was 59.43% at 31 December 2003.

On 20 March 2004, the BBVA Group completed the tender offer on 40.6% of the share capital of Grupo Financiero BBVA Bancomer, S.A. de C.V. The final number of shares presented in the offer and accepted by BBVA was 3,660,295,210, which represented 39.45% of the share capital of the Mexican entity. Following the acquisition of these shares through the tender offer, the ownership interest held by BBVA in the share capital of Grupo Financiero BBVA Bancomer, S.A. de C.V. was 98.88%, which, as a result of the purchase of shares subsisting in the market, increased to 99.70% at 31 December 2004.

At December 31, 2005, following the purchase of shares subsisting in the market, BBVA held an ownership interest of 99.96% in the share capital of Grupo BBVA Financiero Bancomer, S.A, This ownership interest is still maintained on June 30, 2006.

BBVA Banco Francés (Argentina)-

In December 1996, the Group acquired 30% of BBVA Banco Francés, S.A. (formerly Banco Francés Río de la Plata, S.A.) and assumed its management. Further acquisitions and a capital increase prior to 31 December 2003 brought the Group’s ownership interest to 79.6% at that date.

On 21 January 2004, BBVA Banco Francés, S.A. presented the new formulation of the regularisation and reorganisation plan (which had begun in 2002) requested by the Argentine authorities. The new plan envisaged, mainly, the sale of this company’s subsidiary BBVA Banco Francés (Cayman) Ltd. to BBVA, S.A., which was carried out on 18 March 2004, and the conversion into equity of a USD 78 million loan granted by BBVA, S.A. to BBVA Banco Francés, S.A.

In compliance with the commitment thus assumed, on 22 April 2004, the Annual General Meeting of BBVA Banco Francés, S.A. authorised a capital increase with a par value of ARP 385 million, which was carried out in October 2004. BBVA subscribed to the capital increase at BBVA Banco Francés, S.A. through the conversion into equity of the aforementioned USD 78 million loan it had granted to this investee. On 23 February 2005, the Superintendent of Financial and Exchange Institutions considered that the regularisation and reorganisation plan had been completed.

At 31 December 2004 and 2005, the ownership interest held in this company was 76.14% and 76.08%, respectively.

At June 30, 2006 , the ownership interest held in this company was 76.09%.

Consolidar Group (Argentina)-

The Consolidar Group joined the Group in October 1997, when a 63.33% ownership interest was reached through BBVA Banco Francés.

At 31 December 2004 and 2005, the Group held ownership interests of 53.89%, 65.96% and 66.67% in Consolidar Administradora de Fondos de Jubilación y Pensiones (AFJP), S.A., Consolidar Cía. de Seguros de Vida, S.A. and Consolidar Seguros de Retiro, S.A., respectively, through Banco Francés.

At June 30, 2006 there has been no variation in the ownership interest held by the Group.

Banco Bilbao Vizcaya Argentaria Puerto Rico, S.A.-

In July 1998 BBV Puerto Rico absorbed PonceBank, an entity with total assets of USD 1,095 million, through a capital increase of USD 166 million. Also in 1998, BBV Puerto Rico acquired the assets and liabilities of Chase Manhattan Bank in Puerto Rico for a disbursement of USD 50 million.

At June 30, the ownership interest held in this company was 100.00%.

BBVA Chile Group-

In September 1998, the Group acquired a 44% holding in Banco BHIF, S.A., currently BBVA Chile, S.A., and assumed the management of the group headed by this Chilean financial institution. In 1999 additional shares were acquired, bringing the Group’s total holding in this entity to 53.3% at 31 December 1999.

At 31 December 2004, the ownership interest held in BBVA Chile, S.A. was 66.27%, and additional acquisitions of capital in 2005 brought this figure up to 66.62%.

On March 3, 2006, BBVA bought 0.43% of the capital of BBVA Chile for CLP 2,318 million (EUR 3.7 million) and, as a result, its ownership interest in BBVA Chile increased to 67.05%. As its ownership interest in BBVA Chile was greater than two thirds of the capital, in compliance with Chilean legislation, BBVA issued a public offering for all BBVA Chile’s capital. The public offering was effective from April 3, 2006 until May 2, 2006. Following the offering, BBVA’s ownership interest in BBVA Chile increased to 68.18%.

At June 30, 2006 the ownership interest held in BBVA Chile, S.A. was 67.83%.

A.F.P. Provida, S.A. (Chile)-

On 1 July 1999, the Group acquired a 41.17% holding in, and assumed the management of, Administradora de Fondos de Pensiones Provida, S.A. Subsequent investments brought the holding to 64.32% in December 2004.

The ownership interest held by the Group at June 30, 2006 was 64.32%.

BBVA Banco Provincial Group (Venezuela)-

In March 1997, the Group acquired 40% of the share capital of Banco Provincial, S.A. and higher-percentage holdings in the other Provincial Group companies; consequently, it assumed the management of this group. Further acquisitions made in subsequent years raised the Bank’s holding in the Provincial Group to 55.60% at June 30, 2006.

BBVA Banco Continental Group (Peru)-

In April 1995, the Group acquired 75% of the share capital of Banco Continental, S.A. through Holding Continental, S.A. (50%-owned by the Group) and assumed the management of the financial group headed by Banco Continental, S.A. Subsequently, in 2004 Holding Continental, S.A. increased its ownership interest in Banco Continental, S.A. to 92.04%.

At June 30, 2006, it had risen to 92.08%.

BBVA Colombia Group-

In August 1996, the Group acquired 40% of the ordinary shares (equal to 35.1% of the total share capital) of Banco Ganadero, S.A. (currently BBVA Colombia, S.A.). Subsequently, additional holdings were acquired, bringing the ownership interest to 95.37% at December 31, 2003.

At June 30, 2006 the ownership interest held by the Group was 95.43%.

Changes in the Group in the period from January 1 to June 30, 2006-

The most noteworthy acquisitions of subsidiaries in the period from 1 January to 30 June 2006 were as follows:

•	On June 12, 2006, BBVA entered into an agreement to purchase two North American banking groups, State National Bancshares Inc. and Texas Regional Bancshares Inc., both of which are domiciled and have their main business activity in the State of Texas. The acquisition cost was approximately USD 480 million and USD 2,164 million, respectively. In accordance with the applicable legislation, the realisation of the acquisitions is subject to the transactions’ approval by the Annual General Meeting of the acquired entities, with a majority of two-thirds of the capital, and the prior obtainment of the administrative authorisations necessary.

•	In May 2006, took place the merger between Banco Granahorrar, S.A. de Colombia (acquired on December 7, 2005) with BBVA Colombia, S.A.

•	In May 2006, BBVA acquired a 51% share in Forum, sociedad financiera de automóviles de Chile, through the Chilean companies Forum Distribuidora, S.A., Forum Servicios Financieros, S.A. (who own 100% de ECASA, S.A.) creating the company BBVA Financiamiento Automotriz.

•	On April 5, 2006, the 51% ownership interest in Banc Internacional d’Andorra, S.A. was sold for EUR 395.15 million, giving rise to a gain of EUR 184,059 thousand.

4. Dividends paid

During 2006, the following dividends were paid in relation to each of the 3,390,852,043 shares composing the Bank’s capital:

On January 10, 2006, the third interim dividend for 2005 was paid for a gross amount of EUR 0.115 per share (net: EUR 0.0978 per share).

As approved at the Annual General Meeting on March 18, 2006, a supplementary dividend for 2005 was paid on April 10, 2006 for a gross amount of EUR 0.186 per share (net: EUR 0.1581 per share).

On July 10, 2006, the first interim dividend for 2006 was paid for a gross amount of EUR 0.132 per share (net: EUR 0.1122 per share).

5. Earnings per share

Basic earnings per share are determined by dividing net income or loss attributable to the Group in a given period by the weighted average number of shares outstanding during the period, excluding the average number of treasury shares held.

Diluted earnings per share are determined using a method similar to that used to calculate basic earnings per share; however, the weighted average number of shares outstanding is adjusted to take into account the potential dilutive effect of share options, warrants and convertible debt instruments outstanding at period-end.

The “diluted number” of shares linked to warrants outstanding at period-end is determined in two stages: firstly, the hypothetical liquid amount that would be received on the exercise of these warrants is divided by the annual average price of the share and, secondly, the difference between the amount thus quantified and the present number of potential shares is calculated; this represents the theoretical number of shares issued disregarding the dilutive effect. Profit or loss for the period from January 1 to June 30, 2006 is not adjusted.

Therefore:

ITEMS	June 2006	June 2005
Net income for the period (thousands of euros)	3,336,328	1,813,491
Weighted average number of shares outstanding
(millions of shares) (*)	3,388	3,382

Basic earnings per share (euros)	0,98	0,54

Diluted earnings per share (euros)	0,98	0,54

(*)	Excluding the average number of treasury shares of the period.

6. Basis and methodology for segment reporting

Segment information is a fundamental tool for monitoring and managing the Group’s various businesses. Preparation of this information starts at the lowest-level units, and all the accounting data relating to the business managed by these units are recorded. Subsequently, on the basis of its established organisational structure, the Group classifies and combines the units to form the various segments. Also, the legal-entity companies composing the Group are assigned to the various businesses. If the diversity of a given company’s business so requires, its activity and results are assigned to various units.

After defining the composition of each business segment, the Group applies the management adjustments inherent to the model. The most significant adjustments are as follows:

•

Equity: the Group allocates economic capital commensurate with the risks incurred by each business and assesses capital requirements in respect of credit, market and operational risk. Initially, it quantifies the amount of shareholders’ equity (capital and reserves) attributable to the risks relating to each segment. This amount is used as a basis to determine the return on equity (ROE) of each business. Subsequently, the

Group assigns all other eligible funds (eligible subordinated debt and preference shares) issued by the Group, and the costs associated thereto, to each segment. In the Americas business area (except for Argentina and International Private Banking, which apply this method), the Bank assigns as capital the underlying carrying amount of the ownership interest held by the BBVA Group and records the amounts relating to minority interests under Eligible Capital – Other.

•	Inter-segment transfer pricing: the rates used to calculate the margins of each business are adjusted to the maturities and interest-rate review periods of the various assets and liabilities composing each unit’s balance sheet.

•	Assignment of operating expenses: in line with the new accounting standards, BBVA has perfected its expense allocation procedures. Direct and indirect expenses are attributed to the various segments, except for those not closely and specifically related to the segment’s business, i.e. expenses that are of a distinctly corporate or institutional nature for the Group as a whole.

Business segments configure the first level of the segment structure. Each operative business segment, as well as its most important units, for which information is disclosed as well, form the first level. This structure by segments differs from the one presented on 2005 because it reflects the new organization structure of the Group that became effective on December 2005, which is as follows:

•	Retail Banking Spain and Portugal

•	Wholesale Banking

•	Mexico and the United States Banking

•	South America Banking

The corporate activities area handles the Groups general management functions. These consist basically of managing BBVA’s structural interest and exchange rate positions, liquidity and own funds. It includes as well the industrial portfolio and investment unit.

The second level is configured on a geographical basis, presenting information for America and Europe, being this last one the result of the aggregation of Retail Banking for Spain and Portugal with Wholesale business.

The current composition of the main business segments of the group is as follows:

•	Retail Banking Spain and Portugal: includes the Financial Services unit, which comprises the private customer and small companies and businesses segments in the domestic market and the Consumer Finance activities carried out by Finanzia and Uno-e, the management of investment, pension and private banking funds, the insurance business and BBVA Portugal.

•	Wholesale Banking: this area comprises the Business and Corporations unit, which includes the SME (previously in Retail Banking), Large Corporation and Institution segments in the domestic market. Global Operations encompasses the International Customers Unit and the investment banking, treasury department and distribution businesses. This area also includes the business relating to company and property projects.

•	Mexico and the United States: includes the banking, pensions and insurance business in Mexico and the United States (including Puerto Rico).

•	South America: includes the banking, pensions and insurance business in South America.

The data corresponding to 2005 has been quantified following the same criteria and structure applied for 2006, in order for comparisons between years to be homogeneous.

BUSINESS SEGMENTS June 2006	TOTAL ASSETS (Thousands of Euros	% TOTAL ASSETS/ GROUP ASSETS	ATTRIBUTED INCOME(Millions of Euros)	% ATTRIB. INCOME/ GROUP INCOME	Efficiency Ratio Incl. Amortisation/ Depreciation		Efficiency Ratio Excl.Amortisation/ Depreciation		% R.O.E.
Retail Banking Spain and Portugal	127,662,282	32.71	717	21.49	46.00		43.90		35.00
Wholsale and Investment Banking	172,339,960	44.16	623	18.67	24.70		24.20		31.30
México & United States	60,921,656	15.61	825	24.73	39.10		36.80		45.30
South America	27,491,373	7.04	281	8.43	48.60		44.90		36.80
Corporate Activities	109,321,491	28.01	890	26.68	—		—		—

Inter-segment positions (1)	(107,501,945)	(27,55)	—	—	—		—		—

Total	390,234,817	100	3,336	100	44,3	(*)	41,2	(*)	35.8

(*)	The negative amount recorded under Inter-Segment Positions contains crossed positions between the various business segments.

BUSINESS SEGMENTS June 2005	TOTAL ASSETS (Thousands of Euros	% TOTAL ASSETS/ GROUP ASSETS	ATTRIBUTED INCOME(Millions of Euros)	% ATTRIB. INCOME/ GROUP INCOME	Efficiency Ratio Incl. Amortisation/ Depreciation	Efficiency Ratio Excl.Amortisation/ Depreciation	% R.O.E.
Retail Banking Spain and Portugal	112,101,028	29.9	646	35.63	47.6	45.40	35.2
Wholsale and Investment Banking	180,016,849	48.0	421	23.22	29.1	28.50	24.5
México & United States	62,991,364	16.8	575	31.72	44.8	41.50	40.7
South America	24,025,274	6.4	204	11.25	52.7	49.50	35.1
Corporate Activities	84,180,396	22.5	(33)	(1.82)	—	—	—

Inter-segment positions (1)	(88,410,972)	(23.6)	—	—	—		—

Total	374,903,939	100	1,813	100	46.4	43.0	36.0

(1)	The negative amount recorded under Inter-Segment Positions contains crossed positions between the various business segments.

7. Remuneration of the Bank’s directors and senior management

Remuneration and other benefits paid to directors and to members of the Management Committee

The detail, by item, of the remuneration paid to the non-executive members of the Board of Directors in the period from January 1 to June 30, 2006 is as follows:

	THOUSANDS OF EUROS
	BOARD	STANDING COMMITTEE	AUDIT AND COMPLIANCE	APPOINTMENTS AND COMPENSATION	RISK	COMMITTEE CHAIRMANSHIP	TOTAL
TOMAS ALFARO DRAKE	28	—	11	—	—	—	39
JUAN CARLOS ALVAREZ MEZQUIRIZ	60	76	—	20	—	—	156
RICHARD C. BREEDEN	162	—	—	—	—	—	162
RAMON BUSTAMANTE Y DE LA MORA	60	—	32	—	49	—	141
JOSE ANTONIO FERNANDEZ RIVERO (*)	60	—	—	—	—	97	157
IGNACIO FERRERO JORDI	60	25	21	6	—	33	145
ROMAN KNÖRR BORRAS	60	76	—	—	—	—	136
RICARDO LACASA SUAREZ	60	—	—	—	49	81	190
CARLOS LORING MARTINEZ DE IRUJO	60	—	32	13	—	16	121
ENRIQUE MEDINA FERNANDEZ	60	76	—	—	49	—	185
SUSANA RODRIGUEZ VIDARTE	60	—	32	—	—	—	92
JOSE MARIA SAN MARTIN ESPINOS (**)	28	37	—	10	—	—	75
TELEFONICA DE ESPAÑA, S.A. (SR. VILA)	60	—	—	—	—	—	60

TOTAL	818	290	128	49	147	227	1.659

(*)	In the first half of 2006, this director received, in addition to the amounts shown in the preceding table, a total of EUR 326 thousand relating to his early retirement bonus as a former BBVA senior executive.
(**)	D. José María San Martín Espinós ceased as member of the Board on the Annual general Meeting held on March 18, 2006.

•	Remuneration of executive directors

The detail, by item, of the remuneration paid to the executive directors in the period from January 1 to June 30, 2006 is as follows:

	Thousands of Euros
	FIXED REMUNERATION	VARIABLE REMUNERATION (*)	TOTAL (**)
CHAIRMAN	825	8,038	8,863
CHIEF EXECUTIVE
OFFICE	610	6,742	7,352
GENERAL SECRETARY	271	2,054	2,325

TOTAL	1,706	16,834	18,540

(*)	Includes variable remuneration relating to 2005 which has been received during 2006, and the liquidation of the long term Incentive plan for the exercises comprehended between 2003 and 2005, also received in 2006.
(**)	In addition, in the period from 1 January to 30 June 2006 the executive directors received remuneration in kind totaling EUR 25 thousand, of which EUR 7 thousand was paid to the Chairman, EUR 8 thousand to the Chief Executive Officer, and EUR 10 thousand to the General Secretary.

•	Welfare benefit obligations

The provisions recognised at June 30, 2006 to cater for welfare benefit obligations to non-executive members of the Board of Directors were as follows:

DIRECTORS	Thousands of Euros
JUAN CARLOS ALVAREZ MEZQUIRIZ	248
RAMON BUSTAMANTE Y DE LA MORA	259
JOSE ANTONIO FERNANDEZ RIVERO	101
IGNACIO FERRERO JORDI	259
ROMAN KNÖRR BORRAS	195
RICARDO LACASA SUAREZ	245
CARLOS LORING MARTINEZ DE IRUJO	75
ENRIQUE MEDINA FERNANDEZ	370
SUSANA RODRIGUEZ VIDARTE	131
JOSE MARIA SAN MARTIN ESPINOS (*)	346

TOTAL	2.229

(*)	Amount received after June 30, 2006, as consecuence ofthe cease of D. José María San Martín as member of the Boardon theAnnual General Meeting held on March 18, 2006.

Of this cumulative total, there were no charges to income in the period from 1 January to 30 June 2006.

The provisions recognised at the end of the period from 1 January to 30 June 2006 to cater for welfare benefit obligations to executive directors were as follows:

Thousands of Euros
Chairman	46,796
Chief executive office	40,228
General Secretary	7,967

Total	94,991

Of this cumulative total, EUR 6,518 thousand were recorded with a charge to income in the period from 1 January to 30 June 2006.

Also, insurance premiums amounting to EUR 74 thousand were paid on behalf of non-executive members of the Board of Directors.

•	Remuneration of the members of the Management Committee

The remuneration paid in the period from January 1 to 30 June 2006 to the members of BBVA’s Management Committee, excluding executive directors, comprised EUR 3,480 thousand of fixed remuneration and EUR 32,806 thousand of variable remuneration earned in 2005 and received in 2006.

In addition, the members of the Management Committee, excluding executive directors, received remuneration in kind totalling EUR 190 thousand in the period from January 1 to 30 June 2006.

The provisions recognized to cater for welfare benefits obligations to members if the Management Committee amounted to EUR 57,456 thousand at June 30, 2006.

Of this accumulative total, EUR 7,442 thousand were recorded with charge to income on the period from January 1 to June 30, 2006.

•	Termination benefits

As stipulated in their contracts, the Bank’s executive directors (Chairman, Chief Executive Officer and Director-General Secretary) are entitled to receive termination benefits totalling an aggregated amount of EUR 128,408 thousand in the event that they are terminated for a reason other than their own free will, retirement, disability or serious breach of their duties.

Entitlement to receive the related termination benefits is conditional upon these directors’ handing in their notice as such, resigning from any posts they hold at other entities in representation of the Bank, relinquishing their pre-existing labour relations with the Bank (including that of senior management) and waiving any termination benefits other than those specified.

In addition, from the termination date, the individual concerned will be barred, for a period of 2 years, from providing services to other financial institutions that compete with the Bank or its subsidiaries, as stipulated by Board regulations.

8. Risk exposure

Activities concerned with financial instruments may involve the assumption or transfer of one or more types of risk by financial entities. The risks associated with financial instruments are:

a) Market risks: these arise as a consequence of holding financial instruments whose value may be affected by changes in market conditions; they include three types of risk:

(i)	Currency risk, which arises as a result of changes in the exchange rate between currencies.

(ii)	Fair value interest rate risk, which arises as a result of changes in market interest rates.

(iii)	Price risk, which arises as a result of changes in market prices, due either to factors specific to the individual instrument or to factors that affect all instruments traded on the market.

b) Credit risk: this is the risk that one of the parties to the financial instrument agreement will fail to honour its contractual obligations due to the insolvency or incapacity of the individuals or legal entities involved and will cause the other party to incur a financial loss.

c) Liquidity risk: occasionally referred to as funding risk, this arises either because the entity may be unable to sell a financial asset quickly at an amount close to its fair value, or because the entity may encounter difficulty in finding funds to meet commitments associated with financial instruments.

The Group has developed a global risk management system based on three components: a corporate risk management structure, with segregated functions and responsibilities; a set of tools, circuits and procedures that make up the different risk management systems; and an internal control system.

Following is a summary of each of the three components:

1. Corporate risk management structure

The Board of Directors is the body that determines the Group’s risk policy. It approves, where appropriate, any non-delegated financial transactions or programmes involving credit risk, with no restrictions as to the amount. It also authorises the operating limits and the delegation of powers relating to credit risk, market risk and structural risk.

These tasks are performed by the Standing Committee, which reports to the Board.

The Board has a Lending Committee, a specialised body whose functions include, inter alia:

•	Assessment of the Group’s risk management in terms of risk profile and capital map, broken down by business and area of activity;

•	Evaluation of the general risk policies and establishment of limits by type of risk or business, and of management resources, procedures and systems, structures and processes;

•	Approval of individual or group risks that may affect the Bank’s solvency, in keeping with the established delegation system;

•	Analysis and approval, where appropriate, of credit risks in terms of maximum customer or group exposure;

•	Monitoring of the Group’s various risks, ensuring they comply with the profile defined by the Group;

•	Ensuring compliance with the recommendations of regulatory and supervisory bodies, and implementation of these recommendations in the Group’s risk management model;

•	And analysis of the Group’s risk control systems.

The Asset-Liability Committee (ALCO) is the body responsible for actively managing the Group’s structural liquidity, interest rate and currency risks, and its core capital.

The Internal Risk Committee, which is composed of the persons responsible for Group risk management at corporate level, develops and implements the risk management model at BBVA and ensures that the risks assumed by the Group are in line with the target risk profile defined by the governing bodies.

The Technical Transactions Committee analyses and approves, where appropriate, the financial transactions and programmes that are within its level of authorisation, and refers any transactions exceeding the scope of its delegated powers to the Lending Committee.

2. Tools, circuits and procedures

The Group has implemented an integral risk management system designed to cater for the needs arising in relation to the various types of risk; this prompted it to equip the management processes for each risk with measurement tools for risk acceptance, assessment and monitoring and to define the appropriate circuits and procedures, which are reflected in manuals that also include management criteria. Specifically, the main risk management activities performed are as follows: calculation of the risk exposures of the various portfolios, considering any related mitigating factors (netting, collateral, etc.); calculation of the probability of default (PD), loss severity and expected loss of each portfolio, and assignment of the PD to the new transactions (ratings and scorings); measurement of the values-at-risk of the portfolios based on various scenarios using historical and Monte Carlo simulations; establishment of limits to the potential losses based on the various risks incurred; determination of the possible impacts of the structural risks on the income statement; setting of limits and alerts to safeguard the Group’s liquidity; identification and quantification of operational risks by business line to enable the mitigation of these risks through corrective measures; and definition of efficient circuits and procedures which contribute to the achievement of the targets set.

3. Internal control – risk maps

The Group has an independent function which, in keeping with the recommendations of the regulators, draws up Risk Maps identifying any gaps in the Group’s risk management and the best practices, and establishes working plans with the various business areas to remedy these gaps.

a) Market risk management

The BBVA Group manages together credit and market risks in the market and treasury areas through their Central Risk Unit.

With regard to market risk (including interest rate risk, currency risk and equity price risk), BBVA’s limit structure determines an overall VaR limit for each business unit and specific sublimits by type of risk, activity and desk. The Bank also has in place limits on losses and other control mechanisms such as delta sensitivity calculations, which are supplemented by a range of indicators and alerts that automatically activate procedures aimed at addressing any situations that might have a negative effect on the activities of the business area.

The monthly evolution of Market risk in the first half of 2006 was as follows:

The breakdown, by geographical area, of average market risk in the first half of 2006 was as follows:

Geographical Areas	June 2006
Europe & USA banks	65.8%
Latin American banks	34.2%
Of which:
México	23.0%
Other Latam banks	11.1%

b) Credit risk management

Loans and receivables–

The detail, by nature of the related financial instrument, of the carrying amounts of the financial assets included under Loans and Receivables in the accompanying consolidated balance sheets at June 30, 2006 and 2005 is shown in Note 13.

The Group’s credit risk management at June 30, 2006 and 2005 was as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Total risks (1)
Doubtful assets	2,239,631	2,264,404
Total risks	272,196,338	225,033,700
Hedge funds	6,160,501	5,459,790

Non-performing loans ratio (%)	0.82	1.01
Coverage ratio (%)	275.1	241.1

(1)	Includes off-balance-sheet items.

The changes in the doubtful loans at June 30, 2006 and 2005 were as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Balance at beginning of period	2,382,329	2,091,705
Additions	1,205,381	995,037
Reductions	(890,070)	(731,991)
Write-offs	(318,403)	(296,196)
Exchange differences and other	(139,606)	205,849

Balance at end of period	2,239,631	2,264,404

MEMORANDUM ITEMS:
Doubtful loans	2,213,645	2,215,356
Doubtful off-balance-sheet items	25,986	49,048

Loans and advances to other debtors–

The detail, by transaction type, status, sector and geographical area, of the carrying amounts of the financial assets included under Loans and Advances to Other Debtors in the accompanying consolidated balance sheets at June 30, 2006 and 2005, disregarding the impairment losses, is shown in Note 13.3.

The Group’s lending to the private sector resident in Spain totalled EUR 153,082 million. Its risk exposure is highly diversified between financing provided to individuals and businesses, and there are no significant concentrations in the sectors that are more sensitive to the current economic scenario.

Impaired assets–

The detail, by nature of the related financial instrument, of the carrying amounts of the financial assets included under the heading Impaired Assets in the accompanying consolidated balance sheets at June 30, 2006 and 2005 is shown in Note 13.4.

Impairment losses–

The changes in the balance of the provisions for impairment losses on the assets included under Loans and Receivables are shown in Note 13.4.

In addition, at June 30, 2006, the provisions for impairment losses on off-balance-sheet items amounted to EUR 471 million (EUR 351 million at June 30, 2005) (Note 27).

c) Liquidity risk management

The goal of liquidity risk management and monitoring in the BBVA Group is to ensure that each unit meets its payment obligations, without having to obtain funds on burdensome terms.

In the Group, the monitoring of liquidity risk is performed based on two complementary approaches: the short and medium term approaches. The short-term approach, up to 90 days, is focused principally on the management of payments in treasury and markets, as well as de possible necessities of liquidity of the bank. The mid-term approach is a structural approach focused on the financial management of the consolidated balance sheet.

The function of the risk area is to monitor liquidity risk, being this duty performed with complete independence from the managing areas of each of the approaches and of the diverse units that shape the Group.

For every entity, the managing areas request schemes of limits and alerts, quantitative and qualitative, that can affect liquidity risk, both in short, medium and long term, that are authorized by the Standing Committee. Also, the risk area carries out the following duties: periodic measurements (daily and monthly) of the incurred risk, development of hardware and models of evaluation, periodic analyses of stress, measurement of the grade of concentration with interbank counterparts, writing of the manual of political and procedures, as well as monitoring the limits and alerts authorized.

Information concerning liquidity risk is send periodically to the Asset-Liability Committee (ALCO) of the Group, as well as to the managing areas. In accordance with the Contingency plan, it is the Technical Group of Liquidity the one who, in forecast of any sign of alert of a possible crisis, realizes the first analysis of the situation of the Bank liquidity, both in short and long term scenarios. Technicians of the Table of Short Term Treasury, Financial Management and risk’s area central unit for markets, form the Technical Group of Liquidity. For the situations in which the above-mentioned alerts could represent some gravity, the Technical Group of Liquidity reports to the Committee of Liquidity, formed by the Directors of the corresponding areas. The Committee of Liquidity is in charge, in case of extreme necessity, of summoning the Committee of Crisis presided by the Chief Executive Officer.

9. Cash and balances with central banks

The breakdown of the balance of this heading in the consolidated balance sheets at June 30, 2006 and 2005 is as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Cash	1,860,537	1,839,626
Balances at the Bank of Spain	1,903,438	6,035,439
Balances at other central banks	6,456,455	5,920,043
Valuation adjustments (*)	3,748	3,971

Total	10,224,178	13,799,079

(*)	Valuation adjustments include prepayments and accrued income.

10.Financial assets and liabilities held for trading

10.1. Breakdown of the balance

The breakdown of the balances of these headings in the consolidated balance sheets at June 30, 2006 and 2005 is as follows:

	Thousands of Euros
	June 2006		June 2005
ITEMS	Receivable	Payable	Receivable	Payable
Debt securities	25,758,815	—	29,972,544	—
Other equity instruments	8,733,524	—	8,466,217	—
Trading derivatives	9,524,943	10,987,616	12,169,969	12,220,129
Short positions	—	2,391,354	—	2,866,756

Total	44,017,282	13,378,970	50,608,730	15,086,885

10.2. Debt securities

The breakdown of the balance of this heading in the consolidated balance sheets at June 30, 2006 and 2005 is as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Issued by central banks	131,455	217,745
Spanish government bonds	2,309,202	5,602,561
Foreign government bonds	14,286,866	13,624,162
Issued by Spanish financial institutions	1,215,969	1,059,885
Issued by foreign financial institutions	5,015,975	6,088,424
Other fixed income securities	2,796,387	3,378,674
Securities lending	2,961	1,093

Total	25,758,815	29,972,544

10.3. Other equity instruments

The breakdown of the balance of this heading in the consolidated balance sheets at June 30, 2006 and 2005 is as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Shares of Spanish companies	4,764,365	5,982,766
Credit institutions	528,529	495,876
Other	4,235,836	5,486,890

Shares of foreign companies	1,876,920	1,037,593
Credit institutions	327,920	83,097
Other	1,549,000	954,496

Share in the net assets of mutual funds	2,092,239	1,445,858

Total	8,733,524	8,466,217

10.4. Trading derivatives

The detail, by transaction type and market, of the balances of this heading in the consolidated balance sheet at June 30, 2006 is as follows:

June 2006 Thousands of Euros	Currency Risk	Interest Rate Risk	Equity Price Risk	Credit Risk	Other Risks	Total
Organised markets
Financial futures	(758,569)	(25,312)	1	—	(140)	(784,020)
Options	674	1,425	268,769	—	—	270,868
Other products	(5)	—	—	—	—	(5)
OTC markets
Credit institutions
Forward transactions	59,125	—	—	—	—	59,125
	—	2,530	—	—	—	2,530
Future rate agreements (FRAs)
					—
Swaps	(117,700)	759,580	—	—	558	642,438
Options	99,467	(183,029)	(465,253)	—	43,938	(504,877)
Other products	(19)	(243,408)	—	(20,831)	—	(264,258)
Other financial institutions
Forward transactions	25	—	—	—	—	25
Swaps		385,438	—	—	—	385,438
Options	39,199	41,724	(406,284)	—	—	(325,361)
Other products	—	(41,605)	—	17,844	—	(23,761)
Other sectors
Forward transactions	71	(116)	—	—	—	(45)
Future rate agreements (FRAs)	—	60	—	—	—	60
Swaps	—	(1,166,683)	—	—	1,480	(1,165,203)
Options	16,071	109,170	106,364	—	9,046	240,651
Other products	—	22	—	3,700	—	3,722

Total	(661,661)	(360,204)	(496,403)	713	54,882	(1,462,673)

of which: Asset Trading Derivatives	609,415	7,302,905	1,493,009	55,926	63,688	9,524,943

of which: Liability Trading Derivatives	(1,271,076)	(7,663,109)	(1,989,412)	(55,213)	(8,806)	(10,987,616)

At June 30, 2005, the asset trading derivatives and liability trading derivatives amounted to EUR 12,169,969 thousand and EUR 12,220,129 thousand, respectively.

11. Other financial assets at fair value through profit or loss

The detail of the balance of this heading in the consolidated balance sheets at 30 June 2006 and 2005, based on the nature of the related transactions, is as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Debt securities	57,138	64,922
Unit-linked products	57,138	64,922

Other equity instruments	828,682	860,522
Other securities	268,773	162,626
Unit-linked products	559,909	697,896

Total	885,820	925,444

12. Available-for-sale financial assets

12.1. Breakdown of the balance

The detail of the balance of this heading in the consolidated balance sheets at June 30, 2006 and 2005, based on the nature of the related transactions, is as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Debt securities	44,422,876	44,713,471
Issued by central banks	278,698	710,541
Spanish government bonds	12,273,356	14,978,057
Foreign government bonds	18,742,645	15,872,398
of which: doubtfully receivable from foreign general government	2,968	9,144
Issued by credit institutions	8,347,855	8,937,677
Resident	988,913	652,699
Non resident	7,358,942	8,284,978
of which: doubtfully receivable from foreign credit institutions	—	81
Other debt securities	4,819,511	4,289,631
Resident	1,427,098	1,828,546
Non resident	3,392,413	2,461,085
of which: doubtfully receivable from non residents	—	11,558
Other (securities lending)	—
Impairment losses	(39,189)	(74,833)

Other equity instruments	5,541,726	4,748,100
Shares of Spanish companies	3,321,860	1,844,564
Credit institutions	16,587	16,587
Quoted	—	—
No quoted	16,587	16,587
Other	3,305,273	1,827,977
Quoted	3,226,572	1,556,987
No quoted	78,701	270,990
Shares of foreign companies	911,208	833,163
Credit institutions	397,981	269,604
Quoted	374,442	252,319
No quoted	23,539	17,285
Other	513,227	563,559
Quoted	435,540	139,390
No quoted	77,687	424,169
Shares in the net assets of mutual funds	1,376,845	2,120,953
Impairment losses	(68,187)	(50,580)

Total gross	49,964,602	49,461,571

Prepayments and accrued income and adjustments for hedging derivatives	339,090	345,264
Impairment losses	2,339,753	2,508,213

Total net	52,643,445	52,315,048

In the periods from January 1 to June 30, 2006 and 2005, EUR 780,777 thousand and EUR 289,429 thousand, respectively, were debited to Valuation Adjustments and recorded under Gains/Losses on Financial Assets and Liabilities in the consolidated income statements for these periods (Note 44).

12.2. Impairment losses

Following is a summary of the changes in the period from January 1 to June 30, 2006 in the impairment losses on available-for-sale financial assets:

Thousands of Euros
Balance at beginning of period	138.299
Charge to income calculated individually	1.863
Reversal of credit to income	(14.931)
Exchange differences	(6.904)
Transfers between funds and other	(10.951)

Balance at end of period	107.376

13. Loans and receivables

13.1. Breakdown of the balance

The detail of the balance of this heading in the consolidated balance sheets at June 30, 2006 and 2005, based on the nature of the related financial instrument, was as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Loans and advances to credit institutions	19,973,476	25,075,515
Money market operations through counterparties	—	1,899,999
Loans and advances to other debtors	230,466,667	195,241,873
Debt securities	2,029,076	6,164,339
Other financial assets	5,729,431	2,565,435

Total	258,198,650	230,947,161

13.2. Loans and advances to credit institutions

The detail of the balance of this heading in the consolidated balance sheets at June 30, 2006 and 2005, based on the nature of the related financial instrument, was as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Reciprocal accounts	197,592	178,146
Deposits with agreed maturity	9,362,131	11,765,409
Demand deposits	586,991	419,540
Other accounts	1,604,525	1,416,692
Reverse repurchase agreements	8,133,439	11,244,953
Impaired assets	4,688	3,537

Total gross	19,889,366	25,028,277
Valuation Adjustments	84,110	47,238

Total net	19,973,476	25,075,515

13.3. Loans and advances to other debtors

The detail, by loan type and status, of the balance of this heading in the consolidated balance sheets at June 30, 2006 and 2005, disregarding the balance of the impairment losses, was as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Financial paper	6,431	5,181
Commercial credit	19,252,009	17,329,517
Secured loans	106,767,008	91,183,234
Credit accounts	20,095,458	19,110,217
Other loans	68,264,919	54,508,622
Reverse repurchase agreements	1,361,897	1,158,932
Receivable on demand and other	10,112,872	7,762,218
Finance leases	7,739,926	6,681,641
Impaired assets	2,210,819	2,215,355

Total gross	235,811,339	199,954,917
Valuation Adjustments	(5,344,672)	(4,713,044)

Total net	230,466,667	195,241,873

Through several of its financial institutions the Group provides financing to its customers to enable them to acquire both personal and real property through finance lease contracts that are recorded under this heading.

The detail, by borrower sector, of this heading at June 30, 2006 disregarding valuation adjustments, was as follows:

Thousands of euros
Spain:	168,555,973
Public sector	15,470,131
Agriculture	1,757,636
Industry	15,197,768
Real estate and construction	11,865,047
Trade and finance	42,470,708
Loans to individuals	74,551,929
Leases	6,517,333
Other	725,421
International:	67,255,366
Public sector	5,176,128
Agriculture	939,016
Industry	2,928,741
Real estate and construction	5,056,492
Trade and finance	27,552,576
Loans to individuals	21,095,837
Leases	826,041
Other	3,680,535

Total	235,811,339

The detail, by geographical area, of this heading at June 30, 2006, disregarding valuation adjustments, was as follows:

Thousands of euros
Spain	168,555,973
Rest of Europe	17,713,186
United States	2,923,287
Latin America	41,455,722
Rest of the world	5,163,171

Total	235,811,339

Of the total balance of Loans and Advances to Other Debtors, at June 30, 2006 and 2005, EUR 6,332,612 thousand and EUR 3,277,047 thousand, respectively, relate to securitised loans; since the Group retains the risks and rewards of these loans, they cannot be derecognised. The detail of these loans, based on the nature of the related financial instrument, and of the securitised loans that were derecognised because they met the related requirements is as follows (Notes 2.2.c and 37):

	Thousands of Euros
ITEMS	June 2006	June 2005
Derecognised from the balance sheet	1,275,245	1,777,123
Securitised mortgage assets	253,300	981,398
Other securitised assets	1,021,945	795,725
Retained on the balance sheet	6,332,612	3,277,047
Securitised mortgage assets	1,917,625	—
Other securitised assets	4,414,987	3,277,047

Total	7,607,857	5,054,170

13.4. Impaired assets and impairment losses

The changes in the periods from January 1 to June 30, 2006 and 2005 in the Impaired Assets balance were as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Balance at beginning of period	2,346,072	2,200,395
Additions	1,195,490	828,998
Recoveries	(879,932)	(731,220)
Transfers to write-off	(318,403)	(296,196)
Exchange differences and other	(132,408)	213,378

Balance at end of period	2,210,819	2,215,355

The changes in the balance of the impairment losses on the assets included under Loans and Receivables were as follows:

ITEMS	Thousands of Euros June 2006
Balance at beginning of period	5,586,656
Increase in impairment losses charged to income	975,458
Decrease in impairment losses credited to income	(564,766)
Acquisition of subsidiaries in the period	3,653
Disposal of entities in the period	(19,195)
Recovery of fixed-income security provisions	(972)
Transfers to written-off loans	249,751
Exchange differences	(390,654)
Other	(126,352)
Balance at end of period	5,713,579

Of which:
- Determined individually	1,735,564
- Determined collectively	3,978,015

Of which:
Based on the nature of the asset covered:
Loans and advances to credit institutions	9,270
Loans and advances to other debtors	5,689,477
Debt securities	10,099
Other financial assets	4,733

At June 30, 2006 finance income accrued amounted EUR 1,035,699 thousand even though but it was not recorded in the consolidated income statement because there were doubts regarding its collectability (At June 30, 2005 the finance income accrued amounted to EUR 698,443).

14. Held-to-maturity investments

The detail of the balance of this heading in the consolidated balance sheets at June 30, 2006 and 2005 is as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Quoted Spanish government bonds	1,403,225	367,902
Quoted foreign government bonds	3,156,964	1,999,653
Issued by Spanish credit institutions	340,783	252,330
Issued by foreign credit institutions	476,339	405,795
Debentures and bonds	645,113	493,512
Issued by other resident sectors	645,113	493,512

Total gross	6,022,424	3,519,192

Impairment losses	(4,773)	—

Total net	6,017,651	3,519,192

The balances of this heading relate in full to Europe.

Following is a summary of the changes in the periods from January 1 to June 30, 2006 in the impairment losses on held-to-maturity investments:

Thousands of Euros
ITEMS	June 2006
Balance at beginning of period	5,114
Increase in impairment losses charged to income	—
Recovery in impairment losses charged to income	(451)
Other	110

Balance at end of period	4,773
- Determined collectively	4,773

15. Hedging derivatives (assets and liabilities)

The detail of the fair value of the hedging derivatives held by the Group at June 30, 2006 and recognised in the consolidated balance sheets was as follows:

June 2006 Thousands of euros	Currency Risk	Interest Rate Risk	Equity Price Risk	Total
Organised markets
Fair value micro-hedge	—	—	—	—
Credit institutions
Fair value micro-hedge	(531,917)	(270,171)	(75,047)	(877,135)
Cash flow micro-hedge	442,136	(78,610)	—	363,526
Other financial institutions
Fair value micro-hedge	—	105,164	(9,583)	95,581
Cash flow micro-hedge	—	84,250	—	84,250
Other sectors
Fair value micro-hedge	—	(580)	—	(580)
Cash flow micro-hedge	—	—	—	—

Total	(89,781)	(159,947)	(84,630)	(334,358)

of which: Asset Hedging Derivatives	442,186	1,727,478	8,334	2,177,999

of which: Liability Hedging Derivatives	(531,968)	(1,887,425)	(92,964)	(2,512,357)

At June 30, 2005, asset hedging derivatives and liability hedging derivatives totalled EUR 5,040,909 thousand and EUR 3,357,686 thousand, respectively.

16. Non-current assets held for sale and liabilities associated with non-current assets held for sale

The balance of Non-Current Assets Held for Sale relates in full to foreclosed assets.

The changes in the periods from January 1 to June 30, 2006 and 2005 in the balance of this heading in the consolidated balance sheets were as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Revalued cost
Balance at beginning of period	401,283	338,860
Additions	86,709	50,022
Retirements	(115,651)	(90,113)
Acquisition of subsidiaries	12,356	37,541
Transfers	5,934	5,656
Exchange differences and other	(68,126)	52,852
Balance at end of period	322,505	394,818

Impairment
Balance at beginning of period	170,023	179,705
Additions	29,062	23,483
Retirements	(36,018)	(7,523)
Acquisition of subsidiaries	46	9,050
Transfers	2,710	2,198
Exchange differences and other	(39,573)	(38,677)
Balance at end of period	126,250	168,236

Balance at end of period	196,255	226,582

At June 30, 2006 and 2005, there were no liabilities associated with non-current assets held for sale.

The fair value of these items was determined on the basis of appraisals performed by companies registered as valuers in each of the geographical areas in which the assets are located.

Most of the non-current assets held for sale recorded as assets in the consolidated balance sheet at June 30, 2006 relate to properties. These properties classified as “non-current assets held for sale” are available for sale, which is considered highly probable. The sale of most of these assets is expected to be completed within one year of the date on which they are classified as “non-current assets held for sale”.

17. Investments

17.1. Investments in associates

The most significant investment in associates at June 30, 2005 was that one held in Banca Nazionale del Lavoro S.p.A. (BNL).

On February 3, 2006, the French entity BNP Paribas, S.A. (“BNP”) announced its intention to launch a tender offer for all the shares of BNL and, accordingly, on May 19, 2006, BBVA subscribed to the tender offer launched by BNP Paribas, S.A. for a total of EUR 1,299 million, giving rise to a gain of EUR 568,317 thousand which are recorded in the caption “Gains on disposal of investments” of the Consolidated Income statement of the period comprehended from January 1 to June 30, 2006 (Note 49).

At June 30, 2006 no significant investment in associates is held.

The gross changes in the periods from January 1 to June 30, 2006 and 2005 in Investments—Associates in the consolidated balance sheets were as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Balance at beginning of period	945,858	910,096
Acquisitions	30,261	2,232
Disposals	(801,693)	(4,351)
Transfers	24,038	64,800

Balance at end of period	198,464	972,777

On June 2006, the Group sold it’s 13.99% ownership interest of Técnicas Reunidas, S.A giving rise to a gain of EUR 111,274 thousand.

17.2. Investments in jointly controlled entities

Appendix II and III disclose ownership interest in jointly controlled entities at June 30, 2006. Of those entities, as indicated in Note 2.1.b, those which are consolidated by the equity method reflect a balance of EUR 573,066 thousand of euros, in the heading of the consolidated balance sheet “ Investments in jointly controlled entities “. The most significant entity society included in this headong is Corporation IBV Participaciones Empresariales, S.A. with a balance of EUR 480,667 thousand.

In the period from January 1 to June 30, 2006 there has been no significant change in this rubric of the balance sheet.

17.3. Notifications of the acquisition of investments

Appendix IV lists the Group’s acquisitions and disposals of holdings in associates or jointly controlled entities and the notification dates thereof, in compliance with Article 86 of the Spanish Corporations Law and Article 53 of Securities Market Law 24/1988.

17.4. Impairment

No evidence of impairment was disclosed in respect of the Group’s investments in associates and jointly controlled entities.

18. Reinsurance assets

The most representative companies composing the insurance business of the consolidated Group are as follows: BBVA Seguros, S.A., BBVA Seguros de Vida de Colombia, S.A., Seguros Bancomer, S.A., BBVA Seguros de Vida, S.A. and the insurance companies that are part of the Consolidar Group.

The detail of the balance of this heading in the consolidated balance sheets at June 30, 2006 and 2005 was as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Reinsurance assets	55,991	302,500
Reinsurer’s share of technical provisions	55,991	302,500
Debtors arising from insurance and reinsurance operations	336,789	314,879
Premiums pending payment	187,719	11,940
Loans and advances on insurance operations	114,544	281,591
Debtors arising from reinsurance operations	14,477	24,391
Deferred acquisitions costs	30,046	1,284
Deposits received for inward reinsurance	317	250
Asset value adjustment	(10,314)	(4,577)

Total	392,780	617,379

19. Tangible assets

The changes in the periods from January 1 to June 30, 2006 and 2005 in this heading of the consolidated balance sheets, were as follows:

For own use	June 2006	June 2005
Buildings for own use	2,976,989	3,099,874
Construction in progress	20,619	26,621
Furniture, fixtures and vehicles	4,808,566	4,744,094
Accumulated depreciation	(4,126,532)	(4,069,169)
Valuation adjustments	(25,751)	(129,550)

Total	3,653,891	3,671,870

Investment Properties	June 2006	June 2005
Properties leased to Group entities	12,320	15,187
Leased buildings	53,641	50,056
Rural land, land lots and buildable land	1,785	813
Other	8,552	45,896
Leases	488	581
Accumulated depreciation	(13,197)	(17,432)
Valuation adjustments	(1,251)	(667)

Total	62,338	94,434

Assets Leased out under an Operating Lease	June 2006	June 2005
Assets leased out to Group entities under an operating lease	518,587	483,159
Valuation adjustments	—	—

Total	518,587	483,159

The net tangible asset impairment losses charged to the accompanying consolidated income statements for the periods from January 1 to June 30, 2006 and 2005 amounted to EUR 32 thousand and EUR 11,708 thousand, respectively.

The gains and losses on tangible asset disposals amounted to EUR 37,831 thousand and EUR 9,012 thousand, respectively, in the period from January 1 to June 30, 2006 (EUR 38,684 thousand and EUR 10,012 thousand, respectively, in the period from January 1 to June 30, 2005) and are presented under the headings Other Gains and Other Losses in the accompanying consolidated income statements (Note 49).

The carrying amounts at June 30, 2006 and 2005 of the tangible assets relating to foreign subsidiaries were EUR 1,570,360 thousand and EUR 1,745,515 thousand, respectively. Also, the amount of the assets held under finance leases on which the purchase option is expected to be exercised was not significant at June 30, 2006 and 2005.

The main real estate companies forming part of the consolidated Group are as follows: Anida Desarrollos Inmobiliarios, S.L., Montealiaga, S.A. and Desarrollo Urbanístico de Chamartín, S.A.

The contribution of these companies to the consolidated income statement is recorded under Sales and Income from the Provision of Non-Financial Services (Note 45).

The main consolidated Group companies engaging in operating leases are: Finanzia Autorenting, S.A. and Automercantil-Comercio e Aluger de Vehículos Autom., Lda.

20. Intangible assets

20.1. Goodwill

The detail, by company, of the changes in the periods from January 1 to June 30, 2006 and 2005 in the balance of this heading in the consolidated balance sheets was as follows:

	Thousands of euros
June 2006	Balance at Beginning of Period	Additions	Other	Exchange Differences	Balance at End of Period
FULLY CONSOLIDATED COMPANIES

Grupo Financiero BBVA Bancomer, S.A. de C.V.	617,102	—	—	(79,122)	537,980
Grupo Laredo	473,941	—	(2,783)	(34,191)	436,967
Banco Granahorrar, S.A.	266,862	—	(266,862)	—	—
BBVA Colombia, S.A.	—	—	241,496	(26,037)	215,459
Hipotecaria Nacional, S.A. de C.V.	259,111	—	10,440	(33,130)	236,421
BBVA Puerto Rico, S.A.	39,034	—	—	(2,812)	36,222
BBVA Chile, S.A.	40,532	—	—	(5,216)	35,316
BBVA (Portugal), S.A.	15,914	—	—	—	15,914
Grupo Provida	130,198	—	—	(16,670)	113,528
Forum Servicios Financieros, S.A.	—	51,490	—	(915)	50,575
Finanzia, Banco de Crédito, S.A.	5,163	—	—	—	5,163
Valley Bank	5,091	—	—	(367)	4,724
Other companies	4,906	(3,019)	—	—	1,887

TOTAL	1,857,854	48,471	(17,709)	(198,460)	1,690,156

	Thousands of euros
June 2005	Balance at Beginning of	Additions	Exchange Differences	Balance at End of Period
FULLY CONSOLIDATED COMPANIES
Grupo Financiero BBVA Bancomer, S.A. de C. V.	513,590	84,538	—	598,128
Grupo Laredo	—	27,353	406,811	434,163
Hipotecaria Nacional, S.A. de C.V.	—	24,599	206,865	231,464
BBVA Pensiones Chile	83,223	7,077	—	90,300
BBVA Puerto Rico, S.A.	33,739	4,343	—	38,082
BBVA Chile, S.A.	32,349	2,769	—	35,118
BBVA (Portugal), S.A.	15,914	—	—	15,914
Grupo Provida	20,825	1,772	—	22,596
BBVA IFC, S.A. (Portugal)	7,916	—	—	7,916
Finanzia, Banco de Crédito, S.A.	5,163	—	—	5,163
Valley Bank	5,690	203	(1,884)	4,009
Other Companies	—	22	5,033	5,055

TOTAL	718,409	152,676	616,825	1,487,908

Based on the estimates and projections available to the Bank’s directors, the forecast revenues of these companies attributable to the Group support perfectly the carrying amount of the goodwill recorded.

No intangible assets have been assigned in the acquisitions made in the period from January 1 to June 30, 2006.

Once the impairment analysis was performed as described in Note 2.2.I, no impairment of goodwill was recorded at June 30, 2006.

20.2. Other intangible assets

The detail of the balance of this heading in the consolidated balance sheets at June 30, 2006 and 2005 was as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Computer software acquisition expense	41,353	12,656
Other deferred charges	78,562	92,079
Other intangible assets	67,830	171,255
Impairment	(6,303)	(67,238)

Total	181,442	208,752

21. Prepayments and accrued income and accrued expenses and deferred income

The detail of the balance of these headings in the consolidated balance sheets at June 30, 2006 and 2005 was as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Assets-
Prepaid expenses	260,123	216,716
Deferred finance and debt security issuance costs	7,773	17,660
Other prepayments and accrued income	275,941	325,483

Total	543,837	559,859

Liabilities-
Unmatured accrued expenses	867,004	884,862
Other accrued expenses and deferred income	714,852	832,142

Total	1,581,856	1,717,004

22. Other assets and liabilities

The detail of the balances of these headings in the consolidated balance sheets at June 30, 2006 and 2005 was as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Assets-
Inventories (*)	389,070	316,134
Transactions in transit	57,989	110,404
Taxation	101,506	111,288
Other	1,877,086	2,088,344

Total	2,425,651	2,626,170

Liabilities-
Transactions in transit	103,176	27,808
Tax collection accounts	1,211,471	774,777

Total	1,314,647	802,585

(*)	The balance of the heading Inventories relates basically to the following companies: Anida Desarrollos Inmobiliarios, S.L., Montealiaga, S.A. and Desarrollo Urbanístico Chamartín, S.A.

23. Other financial liabilities at fair value through profit or loss

The balance of this heading in the consolidated balance sheets at June 30, 2006 and 2005 amounted to EUR 647,695 thousand and EUR 775,095 thousand, respectively, and related to deposits from other creditors through the so-called unit-linked life insurance policies (in which the policyholder bears the risk).

24. Financial liabilities at fair value through equity

At June 30, 2006 and 2005 there were no financial liabilities at fair value through equity.

25. Financial liabilities at amortised cost

The detail of the items composing the balances of this heading in the accompanying consolidated balance sheets was as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Deposits from central banks	19,865,767	22,919,738
Deposits from credit institutions	45,473,257	46,172,935
Money market operations	23,256	23,245
Deposits from other creditors	173,402,336	168,308,162
Debt certificates	75,686,345	59,353,919
Subordinated liabilities	12,778,920	12,911,526
Other financial liabilities	6,354,842	7,695,335

Total	333,584,723	317,384,860

25.1. Deposits from central banks

The breakdown of the balance of this heading in the consolidated balance sheets was as follows:

	Thousands of Euros
ITEM	June 2006	June 2005
Bank of Spain	14,327,441	19,057,993
Credit account drawdowns	6,538,456	5,765,338
Other State debt and Treasury bills under repurchase agreement	2,011,870	6,079,743
Other assets under repurchase agreement	5,777,115	7,212,912
Other central banks	5,508,293	3,845,044
Valuation adjustments	30,033	16,701

Total	19,865,767	22,919,738

25.2. Deposits from credit institutions

The breakdown of the balance of this heading in the consolidated balance sheets, based on the nature of the related transactions, was as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Reciprocal accounts	171,031	145,299
Deposits with agreed maturity	27,499,659	27,353,143
Demand deposits	1,595,526	2,391,004
Other accounts	572,953	2,339,952
Repurchase agreements	15,379,698	13,785,400
Valuation adjustments	254,390	158,137

Total	45,473,257	46,172,935

The detail, by geographical area, of this heading at June 30, 2006, disregarding valuation adjustments, was as follows:

	Thousands of euros
	Demand Deposits	Deposits with Agreed Maturity	Funds Received Under Financial Assets Transfers	TOTAL
Spain	1,171,061	5,682,837	3,051,609	9,905,507
Rest of Europe	545,123	8,042,558	8,020,824	16,608,505
Latin America	162,801	3,220,259	3,267,306	6,650,366
United States	130,896	4,588,018	—	4,718,914
Rest of the world	82,148	6,213,468	1,039,959	7,335,575

Total	2,092,029	27,747,140	15,379,698	45,218,867

25.3. Deposits from other creditors

The breakdown of the balance of this heading in the accompanying consolidated balance sheets, based on the nature of the related transactions, was as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
General government	13,768,790	15,542,394
Spanish	6,181,456	6,153,381
Foreign	7,575,043	9,372,614
Valuation adjustments	12,291	16,399

Other resident sectors	82,408,812	76,794,816
Current accounts	22,201,985	20,577,658
Savings accounts	23,317,524	20,022,162
Fixed-term deposits	21,734,861	19,245,748
Repurchase agreements	8,175,473	13,176,839
Other accounts	6,327,766	3,290,221
Valuation adjustments	651,203	482,188

No residentes	77,224,734	75,970,952
Current accounts	16,433,123	16,504,482
Savings accounts	10,712,109	8,748,123
Fixed-term deposits	37,006,927	44,595,469
Repurchase agreements	12,564,492	5,623,509
Other accounts	90,117	17,817
Valuation adjustments	417,966	481,552

Total	173,402,336	168,308,162

Of which:
In euros	100,047,155	92,600,671
In foreign currency	73,355,181	75,707,491

The detail, by geographical area, of this heading at June 30, 2006, disregarding valuation agreements, was as follows:

	Thousands of euros
	Non accrual deposits	Demand deposits	Savings deposits	Deposits with agreed maturity	Repos	TOTAL
Spain	13,451	25,857,440	23,352,315	28,645,501	10,070,358	87,939,065
Rest of Europe	4,323	3,811,787	997,046	10,295,970	3,925,328	19,034,454
Latin America	21,978	16,148,783	10,023,908	20,864,910	8,762,289	55,821,868
United States	7	242,484	35,493	6,805,698	1,150	7,084,832
Rest of the world	403	711,254	457,599	1,271,377	24	2,440,657

Total	40,162	46,771,748	34,866,361	67,883,456	22,759,149	172,320,876

25.4. Debt certificates (including bonds)

The breakdown of the balance of this heading in the accompanying consolidated balance sheets was as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Promissory notes and bills	7,367,953	6,866,479
Bonds and debentures issued:	68,318,392	52,487,440
Mortgage-backed securities	32,879,522	25,550,868
Other non-convertible securities	34,991,221	24,717,643
Valuation adjustments	447,649	2,218,929

Total	75,686,345	59,353,919

25.5. Subordinated liabilities

The detail of this heading in the consolidated balance sheets at June 30, 2006 and 2005 was as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Subordinated debt	8,837,910	8,753,836
Preference shares	3,713,778	3,589,112
Valuation adjustments	227,232	568,578

Total	12,778,920	12,911,526

In the periods from January 1 to June 30, 2006 and 2005, the subordinated debt and preference shares bore interest of EUR 277,764 thousand and EUR 190,799 thousand, respectively (Note 39).

25.5.1. Subordinated debt

These issues are non-convertible subordinated debt and, accordingly, for debt seniority purposes, they rank behind ordinary debt.

The detail of the balance of this heading in the accompanying consolidated balance sheets, based on the related issue currency and interest rate, was as follows:

ISSUER	Currency	Thousands of euros		Prevailing Interest rate June 2006	Maturity date
		June 2006	June 2005
ISSUES IN EUROS
BBVA
july-96	EUR	82,291	84,142	9.33	22-dic-06
july-96	EUR	27,332	27,947	9.37	22-dic-16
february-97	EUR	60,101	60,101	6.97	18-dic-07
september-97	EUR	36,061	36,061	6.65	17-dic-07
december-01	EUR	1,500,000	1,500,000	3.50	1-ene-17
july-03	EUR	600,390	600,000	3.11	17-jul-13
november-03	EUR	749,782	750,000	4.50	12-nov-15
october-04	EUR	984,336	1,000,000	4.37	20-oct-19
BBVA CAPITAL FUNDING, LTD
september-95	EUR	—	13,613	3.10	5-sep-05
march-97	EUR	45,734	45,735	2.93	20-mar-07
october-97	EUR	76,693	228,412	3.02	8-oct-07
october-97	EUR	228,672	76,694	6.00	24-dic-09
july-99	EUR	72,999	73,000	6.35	16-oct-15
february-00	EUR	499,997	500,002	6.38	25-feb-10
december-00	EUR	—	750,002	2.71	4-dic-10
july-01	EUR	498,668	500,002	5.50	4-jul-11
october-01	EUR	60,000	60,000	5.73	10-oct-11
october-01	EUR	39,998	40,000	6.08	10-oct-16
october-01	EUR	50,000	50,000	3.36	15-oct-16
november-01	EUR	55,000	55,000	3.14	2-nov-16
december-01	EUR	56,002	56,002	3.67	20-dic-16
BBVA SUBORDINATED CAPITAL S.A.U.
may-05	EUR	497,051	492,304	3.20	23-may-17
october-05	EUR	150,000	—	3.06	13-oct-20
october-05	EUR	250,000	—	3.02	20-oct-17
ISSUES IN FOREIGN CURRENCY
BBVA PUERTO RICO, S.A.
september-04	USD	39,330	41,350	4.20	23-sep-14
BBVA BANCO FRANCES, S.A.
march-98	USD	—	19,351	7.07	31-mar-05
BBVA GLOBAL FINANCE LTD.
july-95	USD	—	124,049	6.88	1-jul-05
december-95	USD	157,319	165,399	7.00	1-dic-25
december-95	USD	—	62,024	4.48	9-may-06

BANCO BILBAO VIZCAYA
ARGENTARIA, CHILE
december-04	CLP	156,502	69,978	6.00	1-dic-27
december-93	CLP	2,608	2,499	7.60	1-oct-13
december-93	CLP	2,608	2,499	7.60	1-oct-13
september-96	CLP	2,608	2,499	7.60	1-oct-13
september-96	CLP	2,608	2,499	7.60	1-oct-13
july-97	CLP	10,894	11,002	6.50	1-mar-18
july-97	CLP	10,894	11,002	6.50	1-mar-18

BBVA BANCOMER, S.A.
november-98	MNX	172,485	191,770	7.83	28-sep-06
july-05	USD	388,861	—	5.38	22-jul-15

BBVA CAPITAL FUNDING, LTD
august-95	JPY	—	22,410	3.45	9-ago-10
october-95	JPY	68,600	123,966	6.00	26-oct-15
october-95	USD	—	74,701	5.40	27-oct-05
february-96	USD	—	206,748	6.38	14-feb-06
november-96	USD	157,240	165,399	5.66	27-nov-06

BBVA BANCOMER CAPITAL TRUST INC
february-01	USD	—	413,497	10.50	16-feb-11

LNB CAPITAL TRUST I
november-01	USD	16,519	17,367	9.17	8-dic-31

LNB STATUTORY TRUST I
december-01	USD	23,598	24,810	8.99	18-dic-31
BBVA SUBORDINATED CAPITAL S.A.U.
october-05	JPY	137,200	—	2.75	22-oct-35
october-05	GBP	433,464	—	4.83	21-oct-15
march-06	GBP	433,465	—	5.00	31-mar-16

Valuation adjustments		196,562	568,578

TOTAL		9,034,472	9,322,414

In the periods from January 1 to June 30, 2006 and 2005, there were no early redemptions of these issues.

The issues of BBVA Capital Funding, Ltd. and BBVA Global Finance, Ltd. are guaranteed (secondary liability) by the Bank. The issues of LNB Capital Trust 1 and LNB Statutory Trust 1 are guaranteed (secondary liability) by Laredo National Bank.

25.5.2. Preference shares

The detail, by company, of this heading in the consolidated balance sheets at June 30, 2006 and 2005 is as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
BBVA Internacional, Ltd. (1)	999,995	1,343,743
BBVA Preferred Capital, Ltd. (2)	188,783	198,478
BBVA Privanza Internacional (Gibraltar), Ltd. (2)	—	57,900
BBVA Capital Finance, S.A.	1,975,000	1,988,991
BBVA International Preferred, S.A.U.	550,000	—

Total	3,713,778	3,589,112

(1)	Listed on the Spanish AIAF fixed-income market, and the Luxembourg, Frankfurt and Amsterdam stock exchanges.
(2)	Listed on the New York Stock Exchange.

In the period from January 1 to June 30, 2006 the options to redeem the EUR 340 million issue launched by BBVA International, Ltd. and the EUR 70 million issue launched by BBVA Privanza International (Gibraltar), Ltd. were exercised.

These issues were subscribed by third parties outside the Group and are fully or partially redeemable at the discretion of the Company five or ten years from the issue date, based on the conditions of each issue.

26. Liabilities under insurance contracts

The detail of the balance of this heading in the consolidated balance sheets at June 30, 2006 and 2005 was as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Technical provisions for:
Unearned premiums and current risks	284,345	271,137
Mathematical reserves	8,180,461	8,265,233
Provision for claims	598,481	229,970
Debts arising from insurance and reassurance operations	96,815	152,915
Other liabilities under insurance contracts	540,882	760,948

Total	9,700,984	9,680,203

27. Provisions

The detail of the balance of this heading in the consolidated balance sheets at June 30, 2006 and 2005 was as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Provisions for pensions and similar obligations	6,085,031	6,268,842
Provisions for taxes	141,985	160,226
Provisions for contingent exposures and commitments	471,080	351,447
Other provisions	1,711,851	1,768,998

Total	8,409,947	8,549,513

The period provisions for pensions charged to income in the period from January 1 to June 30, 2006 under the headings Interest Expenses and Similar Charges, Personal Expenses and Provisions in the consolidated income statement amounted to EUR 130,007 thousand, EUR 32,377 thousand and EUR 204,310 thousand, respectively. The amounts charged in this respect in June 2005 were EUR 130,600 thousand, EUR 36,442 thousand and EUR 156,215 thousand, respectively (Note 2.2.e).

Also, period provisions totalling EUR 132,576 thousand relating to the heading Other Provisions were recognised in the period from January 1 to June 30, 2006 in the accompanying consolidated income statement. The amount charged in this connection in June 2005 was EUR 163,482 thousand.

28. Minority interests

The detail, by consolidated company, of the balance of the heading Minority Interests was as follows:

	Thousands of Euros
ITEM	June 2006	June 2005
By company-
Grupo BBVA Colombia	15,485	17,017
Grupo BBVA Chile	101,234	101,480
Grupo BBVA Banco Continental	199,270	201,738
Grupo BBVA Banco Provincial	213,447	180,358
Grupo Provida	64,798	67,565
Banc Internacional d´Andorra, S.A.	—	163,456
Other companies	171,525	105,817

Total	765,759	837,431

The detail, by consolidated company, of the balance of the heading Income Attributed to Minority Interests was as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
By company-
Grupo BBVA Colombia	2,105	2,178
Grupo BBVA Chile	8,768	8,021
Grupo BBVA Banco Continental	32,178	27,805
Grupo BBVA Banco Provincial	35,663	25,084
Grupo Provida	9,133	9,933
Banc Internacional d´Andorra, S.A.	8,306	19,349
Other companies	36,186	30,352

Total	132,339	122,722

29. Share capital

At June 30, 2006, the capital of Banco Bilbao Vizcaya Argentaria, S.A. amounted to EUR 1,661,517,501.70 and consisted of 3,390,852,043 fully subscribed and paid registered shares of EUR 0.49 each.

There were no variations in capital in the period from January 1 to June 30, 2006.

The shares of Banco Bilbao Vizcaya Argentaria, S.A. are quoted on the computerised trading system of the Spanish stock exchanges and on the New York, Frankfurt, London, Zurich, Milan and Mexico City.

Also, at June 30, 2006, the shares of BBVA Banco Continental, S.A., Banco Provincial, S.A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Francés, S.A. and AFP Provida were quoted on their respective local stock markets and, in the case of the last two entities, on the New York Stock Exchange.

In addition, BBVA Banco Francés, S.A. is quoted on the Latin-American market of the Madrid Stock Exchange.

At June 30, 2006, no individual shareholder owned more than 5% of the capital of the Bank.

At the Annual General Meeting on February 28, 2004, the shareholders resolved to delegate to the Board of Directors, in accordance with Article 153.1.b) of the Spanish Corporations Law, the power to increase capital, on one or several occasions, by a maximum par value equal to 50% of the Company’s subscribed and paid capital at the date of the resolution, i.e. EUR 830,758,750.54. The legally stipulated period within which the directors can carry out this increase is five years. At June 30, 2006, the Board of Directors had not made use of this power.

At June 30, 2006, the resolutions adopted by the shareholders at the Annual General Meetings on March 1, 2003 and March 9, 2002 were still in force. These resolutions authorised the issuance of up to EUR 6,000 million of debentures convertible to and/or exchangeable for Bank shares and empowered the Board of Directors to issue, on one or several occasions, warrants on shares of the Company up to a maximum of EUR 1,500 million, fully or partially convertible to or exchangeable for Company shares. At June 30, 2006, no issues had been made under these authorisations.

At June 30, 2006, there were no significant capital increases in progress at any of the Group companies.

30. Share premium

The balance of this heading in the consolidated balance sheet amounts to EUR 6,658,390 thousand and includes, inter alia, the amounts of the share premiums arising from the capital increases and the surpluses arising from the merger of Banco Bilbao, S.A. and Banco Vizcaya, S.A., which amounted to EUR 641,142 thousand.

The revised Spanish Corporations Law expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.

31. Reserves

The breakdown of the balance of this heading in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros
ITEMS	June 2006	June 2005
Legal reserve	332,303	332,303
Restricted reserve for retired capital	87,918	87,918
Restricted reserve for Parent shares	861,749	88,142
Restricted reserve for redenomination of capital in euros	1,861	1,861
Revaluation Royal Decree-Law 7/1996	176,281	176,281

Unrestricted reserves	669,216	1,280,561
Consolidation reserves attributed to the Bank and subsidiaries	2,048,541	267,188

Total	4,177,869	2,234,254

31.1. Legal reserve

Under the revised Corporations Law, 10% of income for each period must be transferred to the legal reserve until the balance of this reserve reaches 20% of capital. Banco Bilbao Vizcaya Argentaria, S.A. at June 30, 2006, had already reached this limit. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital amount.

Except as mentioned above, until the legal reserve exceeds 20% of capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

31.2. Restricted reserves

Pursuant to the revised Corporations Law, a restricted reserve was recorded for the reduction of the par value of each share in April 2000. Also a restricted reserve was recorded in relation to the amount of treasury shares held by the Bank at the end of each period, and to the loans in force at those dates that were granted to customers for the purchase of, or are secured by, Bank shares.

In addition, pursuant to Law 46/1998 on the introduction of the euro, a reserve was recorded for the rounding-off effect arising from the redenomination of capital in euros.

31.3. Revaluation Royal Decree-Law 7/1996 (asset revaluations)

Prior to the merger, Banco de Bilbao, S.A. and Banco de Vizcaya, S.A. availed themselves of the asset revaluation provisions of the applicable enabling legislation. In addition, on December 31, 1996, the Bank revalued its tangible assets pursuant to Royal Decree-Law 7/1996, of 7 June, by applying the maximum coefficients authorised, up to the limit of the market value arising from the existing measurements. The resulting increases in the cost and accumulated depreciation of tangible assets and, where appropriate, in the cost of equity securities, were allocated as follows:

Thousands of euros
ITEMS	June 2006
Legal revaluations of tangible assets:
Cost	186,692
Less
Single revaluation tax (3%)	(5,601)
Balance at 31 December 1999	181,091
Adjustment as a result of review by the taxauthorities in 2000	(4,810)

Total	176,281

Following the review of the balance of the Revaluation Reserve Royal Decree-Law 7/1996 account by the tax authorities in 2000, this balance can only be used, free of tax, to offset recorded losses and to increase capital until January 1, 2007. From that date, the remaining balance of this account can also be taken to unrestricted reserves, provided that the surplus has been depreciated or the revalued assets have been transferred or derecognised. If this balance were used in a manner other than that described above, it would be subject to tax.

31.4. Reserves and losses at consolidated companies

The breakdown, by company or corporate group, of the balances of these headings in the accompanying consolidated balance sheets was as follows:

	Thousands of euros
ITEMS	June 2006	June 2005
Fully and proportionately consolidated companies:	7,496,073	5,993,460
BBVA Bancomer Group	2,975,451	2,515,551
BBVA Continental Group	94,693	85,389
Provida Group	257,527	231,101
BBVA Colombia Group	294,157	239,640
BBVA Banco Francés Group	691,220	474,809
BBVA Chile Group	14,082	15,634
BBVA Banco Provincial Group	185,542	150,850
Grupo Laredo	(12,971)	12,166
Banco Bilbao Vizcaya Argentaria Uruguay, S.A.	(2,615)	(464)
BBVA International Invesment Corporation	(419,731)	(423,972)
Ancla Investments, S.A.	11,174	10,813
Banc Internacional d’Andorra, S.A.	—	135,267
Banco Bilbao Vizcaya Argentaria (Portugal), S.A.	(101,845)	(86,132)
Banco Bilbao Vizcaya Argentaria Puerto Rico	205,161	179,885
BBVA Suiza, (BBVA Switzerland)	171,368	145,861
BBVA Seguros, S.A.	479,724	281,082
Banco de Promoción de Negocios, S.A.	17,032	16,983
Finanzia, Banco de Crédito, S.A.	105,673	78,488
Banco Industrial de Bilbao, S.A.	93,359	85,993
Banco Depositario, BBVA, S.A.	31,546	26,715
BBVA Trade, S.A.	15,285	15,285
BBVA Renting, S.A.	59,948	49,384
BBVA Gestión, S.G.I.I.C.	48,769	49,660
BBVA Privanza Bank (Jersey) Ltd.	75,736	66,941
BBVA Luxinvest, S.A.	905,085	699,585
Compañía de Cartera e Inversiones, S.A.	255,041	(1,585)
Corporación General Financiera, S.A.	451,970	377,664
Corporación Industrial y Servicios, S.L.	111,663	310,041
Cidessa UNO, S.L.	63,194	67,510
BBVA Ireland, P.L.C.	73,873	71,055
Bilbao Vizcaya América, B.V.	(238,664)	(255,417)
BBVA Cartera de Inversiones, S.I.C.A.V. S.A.	60,458	58,221
Anida Grupo Inmobiliario S.L.	212,674	189,043
BBVA Pensiones Chile, S.A.	23,464	18,994
Compañía Chilena de Inversiones, S.L.	(61,592)	(61,424)
BBVA Puerto Rico Holding Corporation	(165,328)	(165,289)
SEAF, Sociedad de Estudios y Análisis Financieros S.A.	69,012	59,478
BBV América, S.L.	232,245	218,927
Bilbao Vizcaya Holding, S.A.	26,030	9,278
BBVA Renting, S.A.	59,948	49,384
BBVA Factoring E.F.C, S.A.	59,355	44,078
BBVA Patrimonios Gestora, S.G.I.I.C, S.A.	27,813	19,447
Almacenes Generales de Depósitos, S.A.E. DE	82,934	54,900
Banco de Crédito Local, S.A.	(264,018)	(263,796)
BBVA Participaciones Internacional, S.L.	46,300	41,743
Anida Desarrollos Inmobilarios .S.L.	56,254	15,259
Ibertrade, Ltd.	(24,767)	(41,973)
Other	142,844	121,408

Companies accounted for using the equity method:	371,634	210,783
Onexa, S.A. De C.V.	(324)	-21,394
Banca Nazionale de Lavoro, S.p.A.	—	(129,568)
Corporación IBV Participaciones Empresariales, S.A.	328,713	287,624
Tubos Reunidos, S.A.	55,861	49,729
Other	(12,616)	24,392

TOTAL	7,867,707	6,204,243

For the purpose of allocating the reserves and accumulated losses at consolidated companies shown in the foregoing table, the transfers of reserves arising from the dividends paid and the writedowns or transactions between these companies are taken into account in the period in which they took place.

In the unaudited interim individual financial statements of the subsidiaries giving rise to the balances recorded under the heading Reserves and Losses at Consolidated Companies - Fully and Proportionately Consolidated Companies shown in the foregoing table, at 30 June 2006 and 2005, EUR 1,708,560 thousand and EUR 1,561,831 thousand were treated as restricted reserves, all of which are reflected as restricted reserves for Parent shares.

32. Treasury shares

In the periods from January 1 to June 30, 2006 and 2005, the Group companies performed the following transactions involving Bank shares:

ITEMS	Nº shares	Thousands of euros
Balance at 1 January 2006	7,609,267	96,321
+ Purchases	205,802,114	3,362,030
- Sales	(205,387,582)	(3,333,136)
+/- Other changes	—	21,392

Balance at 30 June 2006	8,023,799	146,607

Balance of options sold on BBVA shares		41,880

TOTAL		188,487

ITEMS	Nº shares	Thousands of euros
Balance at 1 January 2005	2,873,105	35,846
+ Purchases	140,031,729	1,783,519
- Sales	(122,715,867)	(1,563,762)
+/- Other changes	—	—

Balance at 30 June 2005	20,188,967	255,603

Balance of options sold on BBVA shares		—

TOTAL		255,603

In the period from January 1 to June 30, 2006, the average purchase price of the Bank’s shares was EUR 16.34 per share and the average selling price of the Bank’s shares was EUR 16.31 per share.

The net gains or losses on transactions with shares issued by the Bank were recognised in equity under the heading Reserves and amounted to EUR 10,689 thousand at June 30, 2006.

33. Tax matters

a)	Consolidated Tax Group

Pursuant to current legislation, the Consolidated Tax Group includes Banco Bilbao Vizcaya Argentaria, S.A., as the Parent, and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated income of corporate groups.

The Group’s other banks and subsidiaries file individual tax returns in accordance with the tax legislation in force in each country.

b)	Years open for review by the tax authorities

At June 30, 2006, the Consolidated Tax Group had 2001 and subsequent years open for review by the tax authorities for the main taxes applicable to it.

In general, the other Spanish consolidated companies, except for those at which the statute-of-limitations period has been interrupted by the commencement of a tax audit, have the last four years open for review by the tax authorities for the main taxes applicable to them.

In view of the varying interpretations that can be made of the applicable tax legislation, the outcome of the tax audits of the open years that could be conducted by the tax authorities in the future could give rise to contingent tax liabilities which cannot be objectively quantified at the present time. However, the Banks’ Board of Directors and its tax advisers consider that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise therefrom would not materially affect the Group’s unaudited interim consolidated financial statements.

c)	Reconciliation

The reconciliation of the corporation tax expense resulting from the application of the standard tax rate to the corporation tax expense recognised is as follows:

	Thousands of euros
ITEMS	June 2006	June 2005
Corporation tax at 35%	1,566,362	953,536
Decreases due to permanent differences:
Tax credits and tax relief at consolidated companies	(287,933)	(134,116)
Other items, net	(271,354)	(30,632)
Net increases (decreases) due to temporary differences	217,198	78,078
Charge for income tax and other taxes	1,224,273	866,866
Deferred tax assets and liabilities recorded (utilised)	(217,198)	(78,078)
Income tax and other taxes accrued in the period	1,007,075	788,788
Adjustments to prior periods’ income tax and other taxes	(422)	(613)

Income tax and other taxes	1,006,653	788,175

The effective tax rate is as follows:

	Thousands of euros
ITEMS	June 2006	June 2005
Consolidated Tax Group	2,602,974	1,500,611
Other Spanish entities	72,401	33,187
Foreign entities	1,799,945	1,190,590
Income before tax	4,475,320	2,724,388
Income tax	1,006,653	788,175

Effective tax rate	22.49%	28.93%

d)	Tax recognised in equity

In addition to the income tax recognised in the consolidated income statements, in the periods from January 1 to June 30, 2006 and 2005, the Group recognised the following amounts in consolidated equity:

	Thousands of euros
ITEMS	June 2006	June 2005
Charges to equity
Fixed-income portfolio	52,491	214,535
Equity portfolio	870,416	844,848
Other	—	3,152
Credits to equity
Other	51,071	5,364

Total	871,836	1,057,171

e)	Deferred taxes

The balance of the heading Tax Assets in the consolidated balance sheets includes the tax receivables relating to deferred tax assets; in turn, the balance of the heading Tax Liabilities includes the liability relating to the Group’s various deferred tax liabilities.

The detail of these balances is as follows:

	Thousands of euros
ITEMS	June 2006	June 2005
Deferred tax assets:	5,066,658	5,950,448

Of which:
Pension commitments	1,747,133	1,637,362
Portfolio	916,841	1,078,407
Loan loss provisions	934,532	848,881
Tax losses and other	1,468,152	2,385,798

Deferred tax liabilities:	1,038,385	1,647,852

Of which:

Accelerated depreciation and other	1,038,385	1,647,852

f)	Tax assessments issued to BBVA Seguros, S.A. and Senorte Vida y Pensiones, S.A.

In 1990, 1994 and 1995, tax assessments for 1986 to 1990 were issued to BBVA Seguros, S.A. (formerly Euroseguros, S.A.) and Senorte Vida y Pensiones, S.A. totalling EUR 88,066 thousand of principal and EUR 39,072 thousand of late-payment interest, plus EUR 66,057 thousand of penalties, after correction pursuant to the revised General Tax Law. The companies filed pleadings and appeals against the assessments and several administrative decisions and court rulings were handed down in the period from 1997 to 2000. As a result of application of the criteria set forth in these court rulings, some of which have been appealed against by the Group and by the Spanish tax authorities, the tax debts would be reduced to EUR 50,677 thousand of principal and EUR 19,851 thousand of interest. In order to file these appeals, the Bank provided guarantees totalling EUR 97,876 thousand to the tax authorities. In 2003 further court rulings were handed down, which have been appealed against. However, the Group’s directors and legal advisers consider that, in any case, the possible effects of these rulings would not materially affect the unaudited interim consolidated financial statements and, additionally, in accordance with the accounting principle of prudence, adequate provisions have been recognised therefore. Lastly, in the period from 1 January to 30 June 2006 the check relating to Senorte Vida y Pensiones was completed with no material effect on the Group.

34. Financial guarantees and drawable by third parties

The memorandum items Contingent Exposures and Contingent Commitments in the accompanying consolidated balance sheets include the amounts that would be payable by the consolidated entities on behalf of third parties if the parties originally obliged to pay fail to do so, in connection with the commitments assumed by those entities in the course of their ordinary business.

The breakdown of the balances of these items at June 30, 2006 and 2005 is as follows:

	Thousands of euros
ITEMS	June 2006	June 2005
Contingent exposures-	36,040,194	24,639,797
Collateral, bank guarantees and indemnities	22,522,586	17,278,329
Other	13,517,608	7,361,468

Contingent commitments-	89,828,807	77,034,120
Drawable by third parties:	84,510,444	71,542,624
Credit institutions	4,925,500	2,866,175
General government sector	3,579,598	3,305,928
Other resident sectors	37,653,187	30,095,477
Non-resident sector	38,352,159	35,275,044
Other commitments	5,318,363	5,491,496

Total	125,869,001	101,673,917

Since a significant portion of these amounts will reach maturity without any payment obligation materialising for the consolidated companies, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the Group to third parties.

Income from the guarantee instruments is recorded under the heading Fee and Commission Income in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.

35. Assets assigned to other own and third-party obligations

At June 30, 2006 and 2005, the assets owned by the consolidated entities pledged as security for own transactions amounted to EUR 43,713,630 thousand and EUR 39,468,278 thousand, respectively. This amount related mainly to assets pledged as security for the financing lines assigned to the Group by the Bank of Spain and to a portion of the assets assigned to mortgage bond issues which, pursuant to the Mortgage Market Law, are considered to qualify as security for third-party obligations.

At June 30, 2006 and 2005 there were no assets owned by the Group assigned to third-party obligations.

36. Other contingent assets

At June 30, 2006 and 2005, there were no significant contingent assets not recognised in the accompanying consolidated balance sheets.

37. Transactions for the account of third parties

The detail of the most significant items composing this heading was as follows:

	Thousands of euros
ITEMS	June 2006	June 2005
Financial instruments entrusted by third parties	521,159,395	456,997,813
Asset transfers	7,607,857	5,054,170
Derecognised in full from the balance sheet	1,275,245	1,777,123
Retained in full on the balance sheet	6,332,612	3,277,047
Conditional bills and other securities received for collection	3,420,620	2,839,628
Off-balance-sheet customer funds managed by the Group	130,332,000	135,132,000
- Investment companies and mutual funds	57,020,000	55,265,000
- Pension funds	50,776,000	47,786,000
- Customer portfolios managed on a discretionary basis	22,536,000	32,081,000

Total	662,519,872	600,023,611

38. Interest and assimilated income

The breakdown of interest and similar income earned by the Group in the periods from January 1 to June 30, 2006 and 2005 was as follows:

	Thousands of euros
ITEMS	June 2006	June 2005
Central banks	226,849	213,659
Loans and advances to credit institutions	423,919	314,359
Loans and advances to other debtors:	6,185,714	4,694,888
General government	256,068	215,441
Resident sector	2,848,392	2,336,408
Non-resident sector	3,081,254	2,143,039
Debt securities	1,694,431	1,866,479
Rectification of income as a result of hedging transactions	389,279	249,008
Other income	127,271	89,070

Total	9,047,463	7,427,463

39. Interest expense and assimilated charges

The breakdown of the balance of this heading in the accompanying consolidated income statements was as follows:

	Thousands of euros
ITEMS	June 2006	June 2005
Bank of Spain and other central banks	150,361	136,456
Deposits from credit institutions	1,110,607	973,199
Deposits from other creditors	2,336,160	1,916,293
Debt certificates (including bonds)	1,568,994	1,045,540
Promissory notes, bills and debt securities	1,291,230	854,741
Subordinated liabilities (Note 25.5)	277,764	190,799
Rectification of expenses as a result of hedging transactions	(137,636)	(146,958)
Cost attributable to pension funds (Note 2.f)	130,007	130,600
Other charges	27,418	147,900

Total	5,185,911	4,203,030

40. Income from equity instruments

The amount recorded under this heading relates in full to dividends from other shares and equity instruments, which amounted to EUR 188,974 thousand and EUR 142,462 thousand at June 30, 2006 and 2005 respectively.

41. Fee and commission income

The breakdown of the balance of this heading in the accompanying consolidated statements of income is as follows:

	Thousands of euros
ITEMS	June 2006	June 2005
Commitment fees	28,778	23,183
Contingent liabilities	99,725	83,830
Documentary credits	16,479	15,291
Bank and other guarantees	83,246	68,539
Arising from exchange of foreign currencies and banknotes	9,699	7,740
Collection and payment services	1,105,276	927,100
Securities services	1,014,152	933,887
Counselling on and management of one-off transactions	7,374	8,221
Financial and similar counselling services	8,584	6,704
Factoring transactions	9,612	9,316
Non-banking financial products sales	33,705	24,379
Other fees and commissions	218,381	181,905

Total	2,535,286	2,206,265

42. Fee and commission expenses

The breakdown of the balance of this heading in the accompanying consolidated income statements is as follows:

	Thousands of euros
ITEMS	June 2006	June 2005
Brokerage fees on lending and deposit transactions	5,251	6,669
Fees and commissions assigned to third parties	269,923	246,928
Other commissions	110,261	99,798

Total	385,435	353,395

43. Insurance activity income

This heading in the accompanying consolidated income statement reflects the contribution of the consolidated insurance and reinsurance companies to the Group’s gross income. The detail of the balance of this heading is as follows:

	Thousands of euros
ITEMS	June 2006	June 2005
Premium income	1,283,832	1,300,755
Benefits received and other insurance-related income	28,203	8,723
Finance income	455,297	481,999
Net provisioning recovery	82,332	19,112
Accreued interests for loans for insurance employees	954	260

Reinsurance premiums paid	(35,293)	(35,209)
Benefits paid an other insurance-related expenses	(736,266)	(830,833)
Finance expense	(210,213)	(181,741)
Net provisioning expense	(570,710)	(543,863)
Impairment losses on assets and insurance receivables	(1,305)	(311)

Total	296,831	218,892

44. Gains/Losses on financial assets and liabilities

The detail of the balance of this heading in the accompanying consolidated income statements is as follows:

	Thousands of euros
ITEMS	June 2006	June 2005
Financial assets held for trading	336,152	1,096,926
Financial assets at fair value through profit or loss	11,409	6,856
Available-for-sale financial assets (Note 12)	780,777	289,429
Loans and receivables	71,786	2,494
Derivatives and others	(54,184)	(924,232)

Total	1,145,940	471,473

The heading Gains and Losses on Financial Assets and Liabilities - Available-for-Sale Financial Assets includes the balance of the sale of its 5.04% ownership interest in Repsol YPF, giving rise to a gain of EUR 522,286 thousand.

45. Sales and income from the provision of non-financial services and Cost of sales

These headings of the accompanying consolidated statements of income show, respectively, sales of assets and income from the provision of services that constitute the typical activity of non-financial consolidated entities forming part of the Group and the related costs of sales. The main lines of business of these entities are as follows:

	Miles de euros
	June 2006		June 2005
ITEMS	Sales/Income	Cost of Sales	Sales/Income	Cost of Sales
Real estate	177,346	119,310	165,476	125,545
Services and other	140,452	123,334	136,484	108,746

Total	317,798	242,644	301,960	234,291

46. Personnel expenses

The detail of the balance of this heading in the accompanying consolidated income statements is as follows:

	Thousands of euros
ITEMS	June 2006	June 2005
Wages and salaries	1,468,082	1,277,980
Social security costs	249,752	229,405
Transfers to internal pension provisions (Note 2.2.e)	32,377	36,442
Contributions to external pension funds (Note 2.2.e)	28,434	33,512
Other personnel expenses	173,323	132,631

Total	1,951,968	1,709,970

47. Other administrative expenses

The breakdown of the balance of this heading in the consolidated income statements is as follows:

	Thousands of euros
ITEMS	June 2006	June 2005
Technology and systems	254,708	214,083
Communications	109,055	96,102
Advertising	97,317	97,400
Property, fixtures and materials	226,964	194,736
Taxes other than income tax	104,270	97,638
Other administrative expenses	368,900	311,248

Total	1,161,214	1,011,207

The heading Property, Fixtures and Materials includes expenses relating to operating leases of buildings amounting to EUR 88,701 thousand and EUR 74,293 thousand in the periods from January 1 to June 30, 2006 and 2005, respectively. The consolidated companies do not expect to terminate the lease contracts early.

The detail for the period from January 1 to June 30, 2006 of the balance of the heading Other Administrative Expenses in the foregoing table, which includes the fees paid by Group companies to their respective auditors, is as follows:

Thousands of Euros
Audits of the companies audited by firms belonging to the Deloitte worldwide organisation	5,438
Other reports required by legal and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organisation	1,464
Fees for audits conducted by other firms	1,903

The detail of the other services provided to the various Group companies in the period from January 1 to June 30, 2006 is as follows:

Thousands of Euros
Firms belonging to the Deloitte worldwide organisation	845
Other firms	446

48. Finance income and expenses from non-financial activities

The amount recorded under these headings relates in full to finance income and expenses from the Group’s real estate and renting companies and amounted to EUR 867 thousand and EUR 849 thousand at July 30, 2006 and 2005, respectively.

49. Other gains and other losses

The breakdown of the balances of these headings in the accompanying consolidated income statements is as follows:

	Thousands of euros
ITEMS	June 2006	June 2005
Losses	(82,175)	(132,138)
Losses on disposal of fixed assets (Note 19)	(9,012)	(10,012)
Other losses	(73,163)	(122,126)

Gains	978,752	233,173
Gains on sale of tangible assets (Nota 19)	37,831	38,684
Net gains on sale of investments (Nota 3 y 17)	888,993	75
Income from the provision of non-typical services	1,169	2,157
Other income	50,759	192,257

Total	896,577	101,035

50. Transactions with non-consolidated associates and jointly controlled entities

50.1. Transactions with BBVA Group entities

The balances of the main aggregates in the unaudited interim consolidated financial statements arising from the transactions carried out by the Group with associates and jointly controlled companies (Notes 2.1.b and 2.1.c), which consist of ordinary business and financial transactions carried out on an arm’s-length basis, in the periods from January 1 to June 30, 2006 and 2005, were as follows:

	Thousands of euros
ITEMS	June 2006	June 2005
Assets:
Loans and advances to other debtors	282,700	171,123
Liabilities:
Loans and advances from other debtors	50,765	26,296
Debt certificates (including bonds)	269,520	254,841
Off-balance-sheet items:
Contingent liabilities	28,078	55,624
Contingent commitments and exposures	10,564	12,562
Profit/loss:
Finance income	5,564	3,260
Finance expense	3,645	2,901

There are no other material effects on the Group’s unaudited interim consolidated financial statements for the period ended June 30, 2006 arising from dealings with these companies, other than the effects arising from using the equity method (Note 2.1.c), and from the insurance policies to cover pension or similar commitments (Note 2.2.e).

At June 30, 2006 and 2005, the notional amount of the futures transactions arranged by the Group with the main related companies amounted to approximately EUR 181,346 thousand and EUR 6,468,907 thousand, respectively.

In addition, as part of its normal activity, the Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the unaudited interim consolidated financial statements.

50.2. Transactions with key entity personnel

The information on the remuneration of key personnel (members of the Board of Directors of BBVA, S.A. and of the Group’s Management Committee) is included in Note 7.

At June 30, 2006 there were no loans, disposed credits or guarantees granted to members of the Board of Directors of BBVA, S.A.

The loans granted at June 30, 2006 to 18 members of the Management Committee, excluding the executive directors, amounted to EUR 3,009 thousand. At 30 June 2006, the guarantees provided on behalf of members of the Bank’s Management Committee, excluding the executive directors, amounted to EUR 13 thousand.

At June 30, 2006, the loans granted to parties related to key personnel (the aforementioned members of the Board of Directors of BBVA, S.A. and of the Management Committee) totalled EUR 23,487 thousand. At June 30, 2006, the Bank’s other exposure to parties related to key personnel (guarantees, finance leases and commercial loans) amounted to EUR 9,848 thousand.

The demand and time deposits held on an arm’s length basis as part of BBVA’s ordinary banking business by directors, Management Committee members and their related parties totalled EUR 16,305 thousand at June 30, 2006.

In addition, BBVA and other Group companies, in the normal course of their business and in their capacity as financial institutions, habitually perform transactions with members of the Board of Directors of BBVA and of the Management Committee and their respective related parties. All these transactions, which are scantly material, are conducted on an arm’s length basis.

The provisions recognised at June 30, 2006 to cover post-employment benefit obligations to the members of the Management Committee, excluding the executive directors, amounted to EUR 57,456 thousand, of which EUR 7,442 thousand were charged to income for the period from January 1 to June 30, 2006.

50.3. Transactions with other related parties

There were no other material transactions with other related parties.

51. Other information

On March 22, 2002, BBVA notified the supervisory authorities of the stock markets on which its shares are listed that the Bank of Spain had commenced a proceeding against BBVA and 16 of its former directors and executives. These proceedings arose as a result of the existence of funds belonging to BBV that were not included in the entity’s financial statements until they were voluntarily regularised by being recorded in the 2000 consolidated income statement as extraordinary income, for which the related corporation tax was recorded and paid. These funds totalled ESP 37,343 million (approximately EUR 225 million) and arose basically from the gains on the sale of shares of Banco de Vizcaya, S.A. and Banco Bilbao Vizcaya, S.A. from 1987 to 1992, and on the purchase and sale by BBV of shares of Argentaria, Caja Postal and Banco Hipotecario, S.A. in 1997 and 1998.

After dissolving the legal vehicles where the unrecorded funds were located and including the funds in its accounting records, BBVA notified the Bank of Spain of these matters on January 19, 2001. The Bank of Spain’s supervisory services commenced an investigation into the origin of the funds, their use and the persons involved, the findings of which were included in the supervisory services’ report dated March 11, 2002. On March 15, 2002, the Bank of Spain notified the Bank of the commencement of a proceeding relating to these events.

On May 22, 2002, the Council of the Spanish National Securities Market Commission (CNMV) commenced a proceeding against BBVA for possible contravention of the Securities Market Law (under Article 99 ñ) thereof) owing to the same events as those which gave rise to the Bank of Spain’s proceeding.

Since various court proceedings are in progress to determine the possible criminal liability of the persons involved in the aforementioned events, the conduct of the two administrative proceedings was stayed until the final court decision is handed down.

At the date of preparation of these unaudited interim consolidated financial statements, none of the persons party to the proceedings or prosecuted in relation to the events referred to above was a member of the Board of Directors or the Management Committee or held executive office at BBVA. BBVA is not party to the criminal proceedings and no charges or claim for liability have been levelled against the Bank.

The proceedings DP 161/00 initiated in 2000 relating to the alleged participation of certain BBVA Privanza Bank employees in purported tax offences resulting from the marketing of BBVA Privanza Jersey fiduciary products, as well as to the purported tax offence by BBVA, S.A. for not including in its balance sheet the net assets of Canal Trust Company (a wholly-owned subsidiary of BBVA Privanza Jersey), are still at the initial investigative stage.

The Group’s legal advisers do not expect the aforementioned administrative and criminal proceedings to have any material impact on the Bank.

52. Detail of the director’s holdings in companies with similar business activities

Pursuant to Article 127 ter. of the Spanish Corporations Law, introduced by Law 26/2003 of July 17, 2003 amending Securities Market Law 24/1988 of July 28, 1988 and the revised Corporations Law, in order to reinforce the transparency of listed companies, set forth below are the companies engaging in an activity that is identical, similar or complementary to that which constitutes the corporate purpose of BBVA, in which the members of the Board of Directors have a direct or indirect ownership interest. None of the directors discharge executive or administrative functions at these companies.

	Ownership Interest
Full name	Company	Number of Shares	Type of Ownership Interest
Alfaro Drake, Tomás	—	—	—
Álvarez Mezquiriz, Juan Carlos	—	—	—
Breeden, Richard C.	—	—	—
Bustamante y de la Mora, Ramón	—	—	—
Fernández Rivero, José Antonio	—	—	—
Ferrero Jordi, Ignacio	Santander Central Hispano	9,940	Indirect
	Banco Popular Español	2,490	Indirect
Goirigolzarri Tellaeche, José Ignacio	—	—	—
González Rodríguez, Francisco	Bancoval	76,040	Indirect
Knörr Borrás, Román	Santander Central Hispano	14,724	Indirect
Lacasa Suárez, Ricardo	Banco Popular Español	91,440	Direct
Loring Martínez de Irujo, Carlos	—	—	—
Maldonado Ramos, José	—	—	—
Medina Fernández, Enrique	Banco Guipuzcoano	107	Indirect
	Banco Popular Español	1,411	Indirect
	Bankinter	407	Indirect
	Lloyds Tsb Group Plc	1,076	Indirect
	Royal Bank of Scotland	481	Indirect
	Santander Central Hispano	1,788	Indirect
Rodríguez Vidarte, Susana	—	—	—
Vilá Boix, Ángel (representante de Telefónica	Banco Sabadell	3,125	Direct
de España, S.A.)	BNP Paribas	500	Direct

53. Significant events subsequent to 30 June 2006

On 28 July 2006, Telefónica España, S.A., availing itself of the liquidity mechanism granted to it by the Memorandum of Understanding for the integration of UNO-E BANK, S.A., which was entered into by TERRA (absorbed by Telefónica España, S.A.) and BBVA on 10 January 2003, transferred its 33% ownership interest in UNO-E BANK, S.A. to BBVA for a total amount of EUR 148.5 million. Consequently, BBVA now owns all the shares of UNO-E BANK, S.A.

APPENDIX I ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES

COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

COMPANY	LOCATION	ACTIVITY	% of Voting Rights Controlled by the Bank			Thousands of Euros ( * )
						Investee Data
			Direct	Indirect	Total	Net Carrying Amount	Assets at 30/06/06	Liabilities at 30/06/06	Equity at 30/06/06	Profit (Loss) for the Period Ended 30/06/06
(ASA) AG.DE SEGUROS DE ARGENTARIA, S.A.	SPAIN	SERVICES	100.00	0.00	100.00	1,368	5,760	3,689	1,949	122
ADMINISTRAD. DE FONDOS PARA EL RETIRO-BANCOMER,S.A DE C.V.	MEXICO	PENSIONS	17.50	82.50	100.00	331,692	163,236	32,594	101,439	29,203
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA(AFP PROVIDA)	CHILE	PENSIONS	12.70	51.62	64.32	189,821	385,959	122,114	238,800	25,045
AFP GENESIS ADMINISTRADORA DE FONDOS, S.A.	ECUADOR	PENSIONS	0.00	100.00	100.00	1,520	2,205	684	674	847
AFP HORIZONTE, S.A.	PERU	PENSIONS	24.85	75.15	100.00	23,678	34,033	12,626	16,051	5,356
AFP PREVISION BBV-ADM.DE FONDOS DE PENSIONES S.A.	BOLIVIA	PENSIONS	75.00	5.00	80.00	2,063	5,977	1,901	2,860	1,216
ALMACENADORA FINANCIERA PROVINCIAL	VENEZUELA	SERVICES	0.00	100.00	100.00	997	1,447	450	921	76
ALMACENADORA INTERNACIONAL, C.A.	VENEZUELA	SERVICES	0.00	100.00	100.00	0	0	0	0	0
ALMACENES GENERALES DE DEPOSITO, S.A.E. DE	SPAIN	PORTFOLIO	83.90	16.10	100.00	12,649	99,403	3,286	94,312	1,805
ALTITUDE INVESTMENTS LIMITED	UNITED KINGDOM	FINANCIAL SERV.	51.00	0.00	51.00	225	1,414	682	699	33
ALTURA MARKETS, A.V., S.A.	SPAIN	SECURITIES	50.00	0.00	50.00	5,000	753,957	736,265	12,041	5,651
ANCLA INVESTMENTS, S.A.	PANAMA	NO ACTIVITY	0.00	100.00	100.00	9	6,626	2	6,493	131
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	0.00	100.00	100.00	112,477	362,106	158,258	167,426	36,422
ANIDA GRUPO INMOBILIARIO, S.L.	SPAIN	PORTFOLIO	100.00	0.00	100.00	198,357	465,497	32,063	410,625	22,809
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	PORTFOLIO	0.00	100.00	100.00	29,994	26,642	435	27,624	-1,417
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL EST.INSTR.	0.00	100.00	100.00	25,726	26,317	591	26,677	-951
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL EST.INSTR.	0.00	100.00	100.00	340	1,245	928	821	-504
APLICA TECNOLOGIA AVANZADA	MEXICO	SERVICES	100.00	0.00	100.00	4	49,054	47,084	4,395	-2,425
APOYO MERCANTIL S.A. DE C.V.	MEXICO	REAL EST.INSTR.	0.00	100.00	100.00	1,867	5,407	3,538	1,753	116
ARAGON CAPITAL, S.L.	SPAIN	PORTFOLIO	99.90	0.10	100.00	37,925	30,858	0	29,191	1,667
ARGENTARIA SERVICIOS, S.A.	CHILE	SERVICES	100.00	0.00	100.00	676	1,356	7	1,248	101
ASERLOCAL, S.A.	SPAIN	SERVICES	0.00	100.00	100.00	36	36	0	43	-7
ASSUREX, S.A.	ARGENTINA	INSURANCE	87.49	12.50	99.99	68	451	380	64	7
ATUEL FIDEICOMISOS, S.A.	ARGENTINA	SERVICES	0.00	100.00	100.00	4,117	4,290	174	3,400	716
AUTOMERCANTIL-COMERCIO E ALUGER DE VEICULOS AUTOM., LDA.	PORTUGAL	FINANCIAL SERV.	0.00	100.00	100.00	17,217	72,302	62,440	9,711	151
BAHIA SUR RESORT, S.C.	SPAIN	REAL ESTATE	99.95	0.00	99.95	1,436	1,438	15	1,423	0
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	PANAMA	BANKING	54.11	44.81	98.92	19,461	738,961	600,679	126,983	11,299
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	9.52	90.48	100.00	218,070	4,937,819	4,723,840	211,965	2,014
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	60.91	6.92	67.83	273,321	5,961,645	5,555,020	377,657	28,968
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO	PUERTO RICO	BANKING	0.00	100.00	100.00	109,135	5,284,866	4,898,222	371,200	15,444
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	0.00	100.00	26,955	385,232	350,120	32,842	2,270
BANCO CONTINENTAL, S.A.	PERU	BANKING	0.00	92.08	92.08	320,057	4,263,357	3,915,785	293,640	53,932
BANCO DE CREDITO LOCAL, S.A.	SPAIN	BANKING	100.00	0.00	100.00	509,597	11,727,209	11,462,048	240,047	25,114
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	0.00	99.81	99.81	15,148	32,844	341	32,242	261
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	0.00	100.00	100.00	1,595	926,709	862,725	38,700	25,284
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	0.00	99.93	99.93	97,218	317,731	30,157	219,870	67,704
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	15,252	16,722	1,264	15,345	113
BANCO PROVINCIAL OVERSEAS N.V.	NETHERLANDS	BANKING	0.00	100.00	100.00	28,649	373,164	344,514	24,125	4,525
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	VENEZUELA	BANKING	1.85	53.75	55.60	167,753	5,275,162	4,817,089	382,807	75,266
BANCO UNO-E BRAZIL, S.A.	BRAZIL	BANKING	100.00	0.00	100.00	16,166	30,123	3,854	25,281	988
BANCOMER ASSET MANAGEMENT INC.	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	2	2	0	2	0
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	4,043	4,978	934	4,334	-290

			% of Voting Rights Controlled by the Bank			Thousands of Euros ( * )
						Investee Data
COMPANY	LOCATION	ACTIVITY	Direct	Indirect	Total	Net Carrying Amount	Assets at 30/06/06	Liabilities at 30/06/06	Equity at 30/06/06	Profit (Loss) for the Period Ended 30/06/06
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	2,941	4,312	1,371	2,563	378
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	15	20	5	16	-1
BANCOMER TRANSFER SERVICES, INC	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	27,985	95,802	67,817	22,099	5,886
BANCOMERCIO SEGUROS, S.A. AGENCIA DE SEGUROS	SPAIN	SERVICES	99.99	0.01	100.00	60	81	1	80	0
BANINBAO DE INVERSIONES, S.A.	SPAIN	NO ACTIVITY	0.00	100.00	100.00	1,587	1,594	4	1,582	8
BANKERS INVESTMENT SERVICES, INC	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	662	684	23	884	-223
BBV AMERICA FUND MANAGER LTD	CAYMAN ISLANDS	NO ACTIVITY	0.00	100.00	100.00	378	15,411	2	15,409	0
BBV AMERICA, S.L.	SPAIN	PORTFOLIO	100.00	0.00	100.00	479,328	474,976	0	491,627	-16,651
BBV DESARROLLO 92, S.A.	SPAIN	NO ACTIVITY	0.00	100.00	100.00	0	156	0	149	7
BBV SECURITIES HOLDINGS, S.A.	SPAIN	PORTFOLIO	99.86	0.14	100.00	27,066	61,638	34,029	30,561	-2,952
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SPAIN	SECURITIES	70.00	0.00	70.00	1,331	7,275	4,422	2,399	454
BBVA ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERV.	0.00	100.00	100.00	15,891	16,184	283	13,938	1,963
BBVA AMERICA FINANCE, S.A.	SPAIN	FINANCIAL SERV.	100.00	0.00	100.00	60	53,003	52,942	56	5
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	0.00	100.00	100.00	64,200	7,125,354	7,056,489	68,581	284
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.65	30.44	76.09	45,478	4,007,274	3,535,023	449,582	22,669
BBVA BANCOMER FINANCIAL HOLDINGS, INC.	UNITED STATES	PORTFOLIO	0.00	100.00	100.00	39,599	60,942	20,890	42,175	-2,123
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	0.00	99.99	99.99	12,569	29,768	17,198	6,526	6,044
BBVA BANCOMER HOLDING CORPORATION	UNITED STATES	PORTFOLIO	0.00	100.00	100.00	4,332	4,331	0	3,710	621
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	0.00	100.00	100.00	561	6,453	5,892	445	116
BBVA BANCOMER SERVICIOS, S.A.	MEXICO	BANKING	0.00	100.00	100.00	350,363	365,758	15,396	308,602	41,760
BBVA BANCOMER USA	UNITED STATES	BANKING	0.00	100.00	100.00	16,489	85,273	68,713	20,194	-3,634
BBVA BANCOMER, S.A. DE C.V.	MEXICO	BANKING	0.00	100.00	100.00	4,088,298	152,917,294	148,825,525	3,442,760	649,009
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	SERVICES	0.00	100.00	100.00	337	9,334	2,761	4,999	1,574
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERV.	100.00	0.00	100.00	60	1,988,929	1,988,763	145	21
BBVA CAPITAL FUNDING, LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	0.00	100.00	0	1,968,378	1,966,411	1,872	95
BBVA CARTERA DE INVERSIONES,SICAV,S.A.	SPAIN	PORTFOLIO	74.85	0.00	74.85	46,876	145,143	178	143,408	1,557
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76.20	19.23	95.43	267,273	4,316,207	3,933,483	334,558	48,166
BBVA CONSOLIDAR SALUD S.A.	ARGENTINA	INSURANCE	20.38	79.62	100.00	12,260	26,494	14,149	10,910	1,435
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCE	87.78	12.22	100.00	5,961	24,719	12,652	11,046	1,021
BBVA CORREDORA TECNICA DE SEGUROS BHIF LTDA.	CHILE	SERVICES	0.00	100.00	100.00	13,621	14,449	821	11,678	1,950
BBVA CORREDORES DE BOLSA, S.A.	CHILE	SECURITIES	0.00	100.00	100.00	20,355	180,507	160,064	19,614	829
BBVA CORREDURIA TECNICA ASEGURADORA, S.A.	SPAIN	SERVICES	99.94	0.06	100.00	297	13,940	6,066	6,237	1,637
BBVA CRECER AFP, S.A.	DOMINICAN REPUBLIC	FINANCIAL SERV.	35.00	35.00	70.00	1,907	8,284	2,324	6,125	-165
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERV.	100.00	0.00	100.00	2,186	6,041	3,573	2,257	211
BBVA E-COMMERCE, S.A.	SPAIN	SERVICES	100.00	0.00	100.00	30,879	34,286	5	35,429	-1,148
BBVA FACTORING E.F.C., S.A.	SPAIN	FINANCIAL SERV.	0.00	100.00	100.00	126,447	4,762,463	4,555,648	185,802	21,013
BBVA FIDUCIARIA , S.A.	COLOMBIA	FINANCIAL SERV.	0.00	99.99	99.99	7,114	7,794	605	6,495	694
BBVA FINANCE (DELAWARE) INC.	UNITED STATES	FINANCIAL SERV.	100.00	0.00	100.00	110	401	0	401	0
BBVA FINANCE (UNITED KINGDOM), LTD.	UNITED KINGDOM	FINANCIAL SERV.	0.00	100.00	100.00	3,324	27,045	14,349	12,545	151
BBVA FINANCE SPA.	ITALIA	FINANCIAL SERV.	100.00	0.00	100.00	4,648	5,331	124	5,186	21
BBVA FINANCIAMIENTO AUTOMOTRIZ, S.A.	CHILE	PORTFOLIO	0.00	100.00	100.00	78,071	78,068	0	77,343	725
BBVA FUNDOS, S.G. DE FUNDOS DE PENSOES, S.A.	PORTUGAL	FINANCIAL SERV.	0.00	100.00	100.00	998	4,846	508	3,751	587
BBVA GEST, S.G. DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	FINANCIAL SERV.	0.00	100.00	100.00	998	6,802	675	4,908	1,219
BBVA GESTION,SOCIEDAD ANONIMA, SGIIC	SPAIN	FINANCIAL SERV.	17.00	83.00	100.00	11,436	251,145	157,232	60,205	33,708
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	0.00	100.00	0	1,794,292	1,790,424	3,749	119
BBVA HORIZONTE PENSIONES Y CESANTIAS, S.A.	COLOMBIA	PENSIONS	78.52	21.43	99.95	33,859	53,080	12,285	34,895	5,900
BBVA INMOBILIARIA E INVERSIONES S.A.	CHILE	REAL EST.INSTR.	0.00	68.11	68.11	1,713	21,155	18,640	2,889	-374

			% of Voting Rights Controlled by the Bank			Thousands of Euros ( * )
						Investee Data
COMPANY	LOCATION	ACTIVITY	Direct	Indirect	Total	Net Carrying Amount	Assets at 30/06/06	Liabilities at 30/06/06	Equity at 30/06/06	Profit (Loss) for the Period Ended 30/06/06
BBVA INSERVEX, S.A.	SPAIN	SERVICES	100.00	0.00	100.00	1,205	3,152	28	2,875	249
BBVA INTERNATIONAL INVESTMENT CORPORATION	PUERTO RICO	FINANCIAL SERV.	100.00	0.00	100.00	2,769,952	2,346,256	41	2,056,719	289,496
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	0.00	100.00	1	1,007,280	1,003,895	2,950	435
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERV.	100.00	0.00	100.00	60	563,712	563,638	63	11
BBVA INVESTMENTS, INC.	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	4,806	5,844	1,037	4,117	690
BBVA IRELAND PUBLIC LIMITED COMPANY	IRELAND	FINANCIAL SERV.	100.00	0.00	100.00	180,381	4,242,670	3,964,219	272,935	5,516
BBVA LUXINVEST, S.A.	LUXEMBOURG	PORTFOLIO	36.00	64.00	100.00	255,843	1,387,860	53,059	950,890	383,911
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	100.00	0.00	100.00	0	1	0	1	0
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	99.99	0.00	99.99	22,598	281,069	248,102	26,861	6,106
BBVA PARTICIPACIONES INTERNACIONAL, S.L.	SPAIN	PORTFOLIO	92.69	7.31	100.00	273,366	324,781	2,566	319,702	2,513
BBVA PATRIMONIOS GESTORA SGIIC, S.A.	SPAIN	FINANCIAL SERV.	99.99	0.01	100.00	3,907	39,947	4,254	31,804	3,889
BBVA PENSIONES CHILE, S.A.	CHILE	PENSIONS	32.23	67.77	100.00	281,182	337,901	15,146	311,171	11,584
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSIONS	100.00	0.00	100.00	12,922	72,629	30,103	36,245	6,281
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERV.	80.00	20.00	100.00	1	489	42	455	-8
BBVA PREFERRED CAPITAL, LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	0.00	100.00	1	189,904	188,784	976	144
BBVA PRIVANZA BANK (JERSEY), LTD.	CHANNEL ISLANDS	NON ACTIVITY	0.00	100.00	100.00	20,610	102,180	943	98,578	2,659
BBVA PRIVANZA INTERNATIONAL (GIBRALTAR),LTD	GIBRALTAR	NON ACTIVITY	0.00	100.00	100.00	8,523	19,228	3	18,970	255
BBVA PUERTO RICO HOLDING CORPORATION	PUERTO RICO	PORTFOLIO	100.00	0.00	100.00	255,804	109,805	3	109,827	-25
BBVA RE LIMITED	IRELAND	INSURANCE	0.00	100.00	100.00	656	40,075	31,451	7,981	643
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERV.	0.00	100.00	100.00	20,976	493,147	406,847	80,922	5,378
BBVA RESEARCH, S.A.	SPAIN	FINANCIAL SERV.	99.99	0.01	100.00	501	2,188	1,508	674	6
BBVA SECURITIES HOLDINGS (UNITED KINGDOM) LIMITED	UNITED KINGDOM	FINANCIAL SERV.	0.00	100.00	100.00	230	6,532	6,325	356	-149
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	27,048	36,039	8,774	28,863	-1,598
BBVA SECURITIES LTD.	UNITED KINGDOM	FINANCIAL SERV.	0.00	100.00	100.00	3,434	7,202	2,753	3,812	637
BBVA SECURITIES OF PUERTO RICO, INC.	PUERTO RICO	FINANCIAL SERV.	100.00	0.00	100.00	4,726	4,944	257	4,759	-72
BBVA SEGUROS COLOMBIA COMPAÑIA DE SEGUROS, S.A.	COLOMBIA	INSURANCE	94.00	6.00	100.00	9,161	31,998	21,931	10,412	-345
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCE	94.00	6.00	100.00	12,980	93,909	72,625	19,497	1,787
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCE	0.00	100.00	100.00	22,614	170,224	147,617	20,934	1,673
BBVA SEGUROS INC.	PUERTO RICO	SERVICES	0.00	100.00	100.00	197	3,480	1,027	1,956	497
BBVA SEGUROS, S.A.	SPAIN	INSURANCE	97.16	2.78	99.94	380,398	12,357,099	11,581,559	683,784	91,756
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERV.	100.00	0.00	100.00	60	17,423,649	17,423,399	141	109
BBVA SERVICIOS, S.A.	SPAIN	SERVICES	0.00	100.00	100.00	354	1,815	445	956	414
BBVA SOCIEDAD LEASING HABITACIONAL BHIF	CHILE	FINANCIAL SERV.	0.00	97.48	97.48	8,820	27,200	18,151	8,960	89
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERV.	100.00	0.00	100.00	130	1,917,269	1,917,125	73	71
BBVA SWIITZERLAND, S.A. (BBVA SWITZERLAND)	SWIITZERLAND	BANKING	39.72	60.28	100.00	54,817	623,004	381,861	228,738	12,405
BBVA TRADE, S.A.	SPAIN	SERVICES	0.00	100.00	100.00	6,379	21,765	3,921	17,492	352
BBVA U.S.SENIOR S.A.U.	SPAIN	FINANCIAL SERV.	100.00	0.00	100.00	60	4,172,463	4,172,447	60	-44
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	FINANCIAL SERV.	0.00	100.00	100.00	2,832	2,968	120	2,667	181
BBVA,INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERV.	0.00	100.00	100.00	40,417	275,443	245,225	29,213	1,005
BCL INTERNATIONAL FINANCE, LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	0.00	100.00	100.00	0	184,577	184,538	50	-11
BCL PARTICIPACIONES, S.L.	SPAIN	PORTFOLIO	0.00	100.00	100.00	1,524	1,524	0	1,908	-384
BEX AMERICA FINANCE INCORPORATED	UNITED STATES	NO ACTIVITY	100.00	0.00	100.00	0	1	1	0	0
BEXCARTERA, SICAV S.A.	SPAIN	PORTFOLIO	0.00	80.84	80.84	9,340	13,333	59	12,947	327
BHIF ASESORIAS Y SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERV.	0.00	98.60	98.60	12,030	13,117	917	7,819	4,381
BIBJ MANAGEMENT, LTD.	CHANNEL ISLANDS	NON ACTIVITY	0.00	100.00	100.00	0	0	0	0	0
BIBJ NOMINEES, LTD.	CHANNEL ISLANDS	NON ACTIVITY	0.00	100.00	100.00	0	0	0	0	0
BILBAO VIZCAYA AMERICA B.V.	NETHERLANDS	PORTFOLIO	0.00	100.00	100.00	353,113	353,122	8	344,106	9,008

			% of Voting Rights Controlled by the Bank			Thousands of Euros ( * )
						Investee Data
COMPANY	LOCATION	ACTIVITY	Direct	Indirect	Total	Net Carrying Amount	Assets at 30/06/06	Liabilities at 30/06/06	Equity at 30/06/06	Profit (Loss) for the Period Ended 30/06/06
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	PORTFOLIO	89.00	11.00	100.00	34,771	109,103	34	58,570	50,499
BILBAO VIZCAYA INVESTMENT ADVISORY COMPANY S.A.	LUXEMBOURG	FINANCIAL SERV.	100.00	0.00	100.00	77	12,976	1,717	11,144	115
BROOKLINE INVESTMENTS,S.L.	SPAIN	PORTFOLIO	100.00	0.00	100.00	33,969	32,428	466	32,001	-39
BVBJ PENSION TRUSTEES (JERSEY) LIMITED	CHANNEL ISLANDS	NON ACTIVITY	0.00	100.00	100.00	0	0	0	0	0
CANAL INTERNATIONAL HOLDING (NETHERLANDS) BV.	NETHERLANDS	IN LIQUIDATION	0.00	100.00	100.00	494	8,737	33	8,688	16
CANAL TRUST COMPANY, LTD.	CHANNEL ISLANDS	NON ACTIVITY	0.00	100.00	100.00	36	1,136	52	1,167	-83
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	PORTFOLIO	100.00	0.00	100.00	60,541	395,016	44,880	347,878	2,258
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	0.00	100.00	100.00	65,128	92,899	27,768	49,866	15,265
CASA DE CAMBIO MULTIDIVISAS, S.A DE C.V.	MEXICO	IN LIQUIDATION	0.00	100.00	100.00	188	188	1	186	1
CASA DE CAMBIO PROBURSA, S.A. DE C.V.	MEXICO	IN LIQUIDATION	0.00	89.56	89.56	0	0	0	0	0
CATYA INVESTMENTS LIMITED	CAYMAN ISLANDS	NO ACTIVITY	0.00	100.00	100.00	8	877	0	701	176
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	IN LIQUIDATION	0.00	100.00	100.00	108	197	3	194	0
CIDESSA DOS, S.L.	SPAIN	PORTFOLIO	0.00	100.00	100.00	11,089	22,764	11,675	11,167	-78
CIDESSA UNO, S.L.	SPAIN	PORTFOLIO	0.00	100.00	100.00	4,754	251,750	186,093	68,229	-2,572
CIERVANA, S.L.	SPAIN	PORTFOLIO	100.00	0.00	100.00	53,164	53,942	242	54,162	-462
CLINICA BAZTERRICA, S.A.	ARGENTINA	SERVICES	0.00	100.00	100.00	6,480	15,506	9,027	6,463	16
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	PORTFOLIO	100.00	0.00	100.00	232,976	173,456	2,052	171,594	-190
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	PENSIONS	46.11	53.89	100.00	63,746	92,423	23,680	67,127	1,616
CONSOLIDAR ASEGURADORA DE RIESGOS DEL TRABAJO, S.A.	ARGENTINA	INSURANCE	87.50	12.50	100.00	33,277	123,792	82,988	38,468	2,336
CONSOLIDAR CIA. DE SEGUROS DE RETIRO, S.A.	ARGENTINA	INSURANCE	33.33	66.67	100.00	9,370	434,140	419,052	12,815	2,273
CONSOLIDAR CIA. DE SEGUROS DE VIDA, S.A.	ARGENTINA	INSURANCE	34.04	65.96	100.00	15,702	72,975	48,511	21,436	3,028
CONSOLIDAR COMERCIALIZADORA, S.A.	ARGENTINA	SERVICES	0.00	100.00	100.00	164	2,075	1,910	91	74
CONSULTORES DE PENSIONES BBV, S.A.	SPAIN	PENSIONS	0.00	100.00	100.00	175	944	114	829	1
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA S.A.	PERU	SECURITIES	0.00	100.00	100.00	2,718	5,101	2,383	2,009	709
CONTINENTAL S.A. SOCIEDAD ADMINISTRADORA DE FONDOS	PERU	FINANCIAL SERV.	0.00	100.00	100.00	3,355	3,667	312	3,129	226
CONTINENTAL SOCIEDAD TITULIZADORA, S.A.	PERU	SERVICES	0.00	100.00	100.00	718	719	1	711	7
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	0.00	100.00	100.00	9	4,524	4,514	10	0
CORPORACION DE ALIMENTACION Y BEBIDAS, S.A.	SPAIN	PORTFOLIO	0.00	100.00	100.00	138,508	153,620	1,851	150,575	1,194
CORPORACION DE SERVICIOS LOGISTICOS, S.A.	SPAIN	NO ACTIVITY	0.00	100.00	100.00	1,374	1,423	34	1,372	17
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	PORTFOLIO	100.00	0.00	100.00	452,431	1,024,591	42,822	894,217	87,552
CORPORACION INDUSTRIAL Y DE SERVICIOS, S.L.	SPAIN	PORTFOLIO	0.00	100.00	100.00	1,251	122,816	8,915	112,914	987
CREDILOGROS COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERV.	29.95	70.05	100.00	9,160	21,949	11,947	9,846	156
DESARROLLADORA Y VENDEDORA DE CASAS, S.A. DE C.V.	MEXICO	REAL EST.INSTR.	0.00	100.00	100.00	91	37	0	38	-1
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	0.00	72.50	72.50	19,900	46,238	18,921	27,422	-105
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	0.00	100.00	100.00	1,382	1,464	82	1,338	44
DEUSTO, S.A. DE INVERSION MOBILIARIA	SPAIN	PORTFOLIO	0.00	100.00	100.00	10,620	10,621	0	11,203	-582
DINERO EXPRESS SERVICIOS GLOBALES, S.A.	SPAIN	FINANCIAL SERV.	100.00	0.00	100.00	15,898	16,292	527	17,987	-2,222
EDIFICIO LINARES, S.L.	SPAIN	REAL ESTATE	0.00	100.00	100.00	5,027	5,257	211	5,016	30
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	0.00	98.76	98.76	4,576	8,671	4,050	6,052	-1,431
EL OASIS DE LAS RAMBLAS, S.L.	SPAIN	REAL ESTATE	0.00	70.00	70.00	140	1,573	1,450	-1,182	1,305
ELANCHOVE, S.A.	SPAIN	PORTFOLIO	100.00	0.00	100.00	1,500	3,827	1,382	2,457	-12
EMPRESA INSTANT CREDIT, C.A.	VENEZUELA	IN LIQUIDATION	0.00	100.00	100.00	0	0	0	0	0
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRAZIL	FINANCIAL SERV.	100.00	0.00	100.00	0	738	219	3,108	-2,589
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	0.00	51.00	51.00	31	31	0	31	0
EUROPEA DE TITULIZACION, S.A., SDAD.GEST.DE FDOS.DE TITUL.	SPAIN	FINANCIAL SERV.	82.97	0.00	82.97	1,506	7,003	2,854	3,096	1,053
EURORISK, S.A.	SPAIN	SERVICES	0.00	100.00	100.00	60	35,073	33,833	1,041	199
EXPLOTACIONES AGROPECUARIAS VALDELAYEGUA, S.A.	SPAIN	REAL ESTATE	0.00	100.00	100.00	10,000	9,985	-6	9,990	1

			% of Voting Rights Controlled by the Bank			Thousands of Euros ( * )
						Investee Data
COMPANY	LOCATION	ACTIVITY	Direct	Indirect	Total	Net Carrying Amount	Assets at 30/06/06	Liabilities at 30/06/06	Equity at 30/06/06	Profit (Loss) for the Period Ended 30/06/06
FACTOR MULTIBA, S.A. DE C.V.	MEXICO	IN LIQUIDATION	0.00	100.00	100.00	0	0	0	0	0
FACTORAJE PROBURSA, S.A. DE C.V.	MEXICO	IN LIQUIDATION	0.00	100.00	100.00	0	1	0	-20	21
FIDEICOMISO 29763-0 SOCIO LIQUIDADOR OP.FINAN.POSICION PRO	MEXICO	FINANCIAL SERV.	0.00	100.00	100.00	12,478	13,293	815	11,142	1,336
FIDEICOMISO 29764-8 SOCIO LIQUIDADOR POSICION DE TERCEROS	MEXICO	FINANCIAL SERV.	0.00	100.00	100.00	46,001	48,254	2,253	43,266	2,735
FIDEICOMISO 474031 MANEJO DE GARANTIAS	MEXICO	SERVICES	0.00	100.00	100.00	3	3	0	3	0
FIDEICOMISO BANCO FRANCES	ARGENTINA	FINANCIAL SERV.	100.00	0.00	100.00	0	1,312	890	532	-110
FIDEICOMISO CENTRO CORPORATIVO REGIONAL F/47433-8	MEXICO	SERVICES	0.00	100.00	100.00	17,772	35,083	17,310	13,073	4,700
FIDEICOMISO INGRAL	COLOMBIA	SERVICES	0.00	100.00	100.00	148	795	2	795	-2
FIDEICOMISO INVEX 228	MEXICO	FINANCIAL SERV.	0.00	100.00	100.00	0	74,260	74,258	2	0
FIDEICOMISO INVEX 367	MEXICO	FINANCIAL SERV.	0.00	100.00	100.00	0	39,271	39,270	1	0
FIDEICOMISO INVEX 393	MEXICO	FINANCIAL SERV.	0.00	100.00	100.00	0	37,110	37,109	1	0
FIDEICOMISO INVEX 411	MEXICO	FINANCIAL SERV.	0.00	100.00	100.00	0	35,249	35,248	1	0
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	SERVICES	100.00	0.00	100.00	51	46	0	46	0
FINANCIERA ESPAÑOLA, S.A.	SPAIN	PORTFOLIO	85.85	14.15	100.00	4,522	5,087	0	5,370	-283
FINANZIA AUTORENTING, S.A.	SPAIN	SERVICES	0.00	85.00	85.00	14,369	606,534	578,991	26,820	723
FINANZIA, BANCO DE CREDITO, S.A.	SPAIN	BANKING	0.00	100.00	100.00	56,203	3,275,202	3,120,829	139,598	14,775
FORO LOCAL, S.L.	SPAIN	SERVICES	0.00	60.13	60.13	2	13	7	6	0
FRANCES ADMINISTRADORA DE INVERSIONES, S.A. G.F.C.INVERS.	ARGENTINA	FINANCIAL SERV.	0.00	100.00	100.00	3,607	6,968	3,360	2,886	722
FRANCES VALORES SOCIEDAD DE BOLSA, S.A.	ARGENTINA	FINANCIAL SERV.	0.00	100.00	100.00	1,724	3,094	1,370	1,711	13
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	INSURANCE	0.00	100.00	100.00	156	336	181	116	39
GENERAL DE PARTICIPACIONES EMPRESARIALES, S.L.	SPAIN	PORTFOLIO	65.68	34.32	100.00	1,215	2,096	0	2,081	15
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSIONS	70.00	0.00	70.00	8,830	25,106	2,854	20,889	1,363
GESTION Y ADMINISTRACION DE RECIBOS, S.A.	SPAIN	SERVICES	0.00	100.00	100.00	150	1,026	366	623	37
GFB SERVICIOS, S.A. DE C.V.	MEXICO	SERVICES	0.00	100.00	100.00	1,797	1,800	3	1,732	65
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	0.00	100.00	100.00	1,257	1,650	390	1,512	-252
GRAN JORGE JUAN, S.A.	SPAIN	NO ACTIVITY	100.00	0.00	100.00	10,115	10,294	175	10,113	6
GRANFIDUCIARIA	COLOMBIA	FINANCIAL SERV.	0.00	90.00	90.00	0	340	220	130	-10
GRELAR GALICIA, S.A.	SPAIN	PORTFOLIO	0.00	100.00	100.00	4,264	4,265	0	4,216	49
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	48.96	51.00	99.96	6,252,099	5,268,432	1,602	4,476,933	789,897
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	UNITED STATES	REAL EST.INSTR.	0.00	100.00	100.00	129	191	7	173	11
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	0.00	100.00	100.00	184,843	713,268	528,424	142,546	42,298
HOLDING CONTINENTAL, S.A.	PERU	PORTFOLIO	50.00	0.00	50.00	123,019	343,767	10	293,787	49,970
HOMEOWNERS LOAN CORPORATION	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	2,182	19,631	17,447	11,749	-9,565
HTI TASK S.L.	SPAIN	NO ACTIVITY	0.00	100.00	100.00	228	228	0	227	1
IBERDROLA SERVICIOS FINANCIEROS, E.F.C, S.A.	SPAIN	FINANCIAL SERV.	0.00	84.00	84.00	7,290	9,254	183	9,043	28
IBERTRADE, LTD.	CHANNEL ISLANDS	NON ACTIVITY	0.00	100.00	100.00	615	33,691	19,000	13,047	1,644
INGENIERIA EMPRESARIAL MULTIBA	MEXICO	SERVICES	0.00	99.99	99.99	0	0	0	0	0
INICIATIVAS RESIDENCIALES EN INTERNET, S.A.	SPAIN	SERVICES	0.00	100.00	100.00	530	1,347	881	1,470	-1,004
INMOBILIARIA ASUDI, S.A.	SPAIN	REAL EST.INSTR.	0.00	100.00	100.00	2,886	2,951	42	2,872	37
INMOBILIARIA BILBAO, S.A.	SPAIN	REAL EST.INSTR.	0.00	100.00	100.00	3,462	3,526	59	3,438	29
INMUEBLES Y RECUPERACIONES CONTINENTAL, S.A.	PERU	REAL EST.INSTR.	0.00	100.00	100.00	14,019	14,185	166	13,800	219
INVERAHORRO, S.L.	SPAIN	PORTFOLIO	100.00	0.00	100.00	474	487	3	480	4
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	0.00	100.00	100.00	0	0	0	0	0
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	NETHERLANDS	PORTFOLIO	48.01	0.00	48.01	11,390	30,542	85	25,891	4,566
INVERSIONES BAPROBA, C.A.	VENEZUELA	SERVICES	100.00	0.00	100.00	1,307	1,648	72	1,522	54
INVERSIONES MOBILIARIAS, S.L.	SPAIN	PORTFOLIO	100.00	0.00	100.00	660	682	0	674	8
INVERSIONES P.H.R.4, C.A.	VENEZUELA	IN LIQUIDATION	0.00	60.46	60.46	0	55	0	55	0

			% of Voting Rights Controlled by the Bank			Thousands of Euros ( * )
						Investee Data
COMPANY	LOCATION	ACTIVITY	Direct	Indirect	Total	Net Carrying Amount	Assets at 30/06/06	Liabilities at 30/06/06	Equity at 30/06/06	Profit (Loss) for the Period Ended 30/06/06
INVERSIONES T, C.A.	VENEZUELA	IN LIQUIDATION	0.00	100.00	100.00	0	0	0	0	0
INVERSIONES TRECE, C.A.	VENEZUELA	IN LIQUIDATION	0.00	100.00	100.00	0	0	0	0	0
INVERSORA OTAR, S.A.	ARGENTINA	PORTFOLIO	0.00	99.91	99.91	2	48,377	3,447	42,765	2,165
JARDINES DE SARRIENA, S.L.	SPAIN	REAL ESTATE	0.00	84.91	84.91	2,293	6,985	1,628	2,658	2,699
LAREDO NATIONAL BANCSHARES INC	UNITED STATES	PORTFOLIO	100.00	0.00	100.00	688,515	716,167	42,074	671,031	3,062
LAREDO NATIONAL BANCSHARES OF DELAWARE, INC	UNITED STATES	PORTFOLIO	0.00	100.00	100.00	678,601	678,602	1	675,007	3,594
LAREDO NATIONAL BANK	UNITED STATES	BANKING	0.00	100.00	100.00	677,372	3,324,038	2,646,649	673,759	3,630
LEASIMO - SOCIEDADE DE LOCACAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERV.	0.00	100.00	100.00	11,576	82,560	71,460	10,701	399
LNB CAPITAL TRUST I	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	514	17,130	16,616	491	23
LNB STATUTORY TRUST I	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	732	24,407	23,674	701	32
MARQUES DE CUBAS 21, S.L.	SPAIN	REAL ESTATE	100.00	0.00	100.00	2,869	7,260	4,855	2,465	-60
MEDITERRANIA DE PROMOCIONS I GESTIONS INMOBILIARIES, S.A.	SPAIN	NON ACTIVITY	0.00	100.00	100.00	667	2,771	2,103	650	18
MERCURY TRUST LIMITED	CAYMAN ISLANDS	FINANCIAL SERV.	0.00	100.00	100.00	4,091	4,265	127	4,135	3
MILANO GESTIONI, SRL.	ITALIA	REAL EST.INSTR.	0.00	100.00	100.00	46	4,420	4,061	328	31
MIRADOR DE LA CARRASCOSA, S.L.	SPAIN	REAL ESTATE	0.00	55.90	55.90	9,724	26,810	9,745	17,071	-6
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	0.00	100.00	100.00	8,210	8,278	0	8,284	-6
MONESTERIO DESARROLLOS, S.L.	SPAIN	REAL ESTATE	0.00	100.00	100.00	20,000	53,956	34,133	19,805	18
MONTEALIAGA,S.A.	SPAIN	REAL ESTATE	0.00	100.00	100.00	21,154	64,724	54,810	9,932	-18
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	SERVICES	0.00	100.00	100.00	7,286	14,112	5,962	6,871	1,279
MULTIVAL, S.A.	SPAIN	PORTFOLIO	0.00	100.00	100.00	77	182	106	78	-2
OCCIVAL, S.A.	SPAIN	NON ACTIVITY	100.00	0.00	100.00	8,211	9,027	8	8,907	112
OLIMAR, S.A.	SPAIN	NO ACTIVITY	0.00	100.00	100.00	2,325	2,476	0	2,445	31
OPCION VOLCAN, S.A.	MEXICO	REAL EST.INSTR.	0.00	100.00	100.00	52,396	61,303	8,908	50,106	2,289
PARTICIPACIONES ARENAL, S.L.	SPAIN	NON ACTIVITY	0.00	100.00	100.00	6,209	7,391	1,182	6,150	59
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCE	0.00	100.00	100.00	73,274	1,187,233	1,113,954	67,457	5,822
PERI 5.1 SOCIEDAD LIMITADA	SPAIN	REAL ESTATE	0.00	54.99	54.99	1	1	0	1	0
PREMEXSA, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	0.00	100.00	100.00	519	514	0	518	-4
PREVENTIS, S.A.	MEXICO	INSURANCE	0.00	75.01	75.01	4,003	8,614	3,276	5,200	138
PRO-SALUD, C.A.	VENEZUELA	SERVICES	0.00	58.86	58.86	0	0	1	-1	0
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	FINANCIAL SERV.	100.00	0.00	100.00	1,522	2,043	31	1,998	14
PROMOCIONES INMOBILIARIAS ARJONA, S.A.	SPAIN	REAL EST.INSTR.	0.00	100.00	100.00	1,507	1,521	10	1,500	11
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	SERVICES	100.00	0.00	100.00	139	146	0	148	-2
PROMOTORA PROMEX, S.A. DE C.V.	MEXICO	IN LIQUIDATION	0.00	100.00	100.00	0	20	0	20	0
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	SPAIN	REAL ESTATE	0.00	58.50	58.50	313	1,689	1,155	574	40
PROVIDA INTERNACIONAL, S.A.	CHILE	PENSIONS	0.00	100.00	100.00	52,934	53,784	71	49,957	3,756
PROVINCIAL DE VALORES CASA DE BOLSA	VENEZUELA	FINANCIAL SERV.	0.00	90.00	90.00	4,144	5,914	886	4,732	296
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERV.	0.00	100.00	100.00	1,043	1,208	185	937	86
PROVIVIENDA, ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSIONS	0.00	100.00	100.00	247	1,568	1,310	220	38
PROXIMA ALFA INVESTMENTS, S.A.	SPAIN	FINANCIAL SERV.	51.00	0.00	51.00	5,100	9,908	0	10,000	-92
PROYECTO MUNDO AGUILON, S.L	SPAIN	REAL ESTATE	0.00	100.00	100.00	9,317	23,859	4,101	19,720	38
PROYECTOS EMPRESARIALES CAPITAL RIESGO, S.G.E.C.R.,S.A.	SPAIN	FINANCIAL SERV.	100.00	0.00	100.00	1,200	1,207	2	1,195	10
PROYECTOS INDUSTRIALES CONJUNTOS, S.A. DE	SPAIN	PORTFOLIO	0.00	100.00	100.00	3,148	3,505	13	3,481	11
RATESTAR, INC	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	345	0	-345	1,088	-743
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	0.00	100.00	100.00	9,404	14,429	5,259	9,991	-821
S.GESTORA FONDO PUBL.REGUL.MERCADO HIPOTECARIO, S.A.	SPAIN	FINANCIAL SERV.	77.20	0.00	77.20	138	219	67	152	0
SCALDIS FINANCE, S.A.	BELGICA	PORTFOLIO	0.00	100.00	100.00	3,416	3,620	132	3,486	2
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCE	24.99	75.01	100.00	222,624	717,262	621,603	58,064	37,595

			% of Voting Rights Controlled by the Bank			Thousands of Euros ( * )
						Investee Data
COMPANY	LOCATION	ACTIVITY	Direct	Indirect	Total	Net Carrying Amount	Assets at 30/06/06	Liabilities at 30/06/06	Equity at 30/06/06	Profit (Loss) for the Period Ended 30/06/06
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCE	0.00	100.00	100.00	9,597	17,099	7,497	7,427	2,175
SENORTE VIDA Y PENSIONES, S.A. CIA.DE SEGUROS Y REASEG.	SPAIN	INSURANCE	0.00	100.00	100.00	34,159	45,002	3,782	40,615	605
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	0.00	100.00	100.00	416	4,521	4,105	295	121
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	0.00	100.00	100.00	431	1,280	840	109	331
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	0.00	100.00	100.00	1,475	5,667	4,190	1,408	69
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	99.99	0.01	100.00	60	3,328	3,225	103	0
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANC.,S.A.	SPAIN	PORTFOLIO	100.00	0.00	100.00	114,518	185,778	63	183,555	2,160
SOCIEDAD PARA LA PRESTACION DE SºS ADMINISTRATIVOS, S.A.	SPAIN	SERVICES	0.00	100.00	100.00	100	513	389	100	24
SOCIETE HISPANO-MAROCAINE DE SERVICES, S.A.	MARRUECOS	IN LIQUIDATION	0.00	100.00	100.00	0	123	0	128	-5
SOCIETE INMOBILIERE BBV D'ILBARRIZ	FRANCIA	REAL ESTATE	0.00	100.00	100.00	0	80	453	-337	-36
SPORT CLUB 18, S.A.	SPAIN	PORTFOLIO	100.00	0.00	100.00	23,745	40,559	16,778	23,744	37
TEXAS INTERNATIONAL INSURANCE GROUP, INC.	UNITED STATES	SERVICES	0.00	100.00	100.00	369	384	15	354	15
TRANSITORY CO	PANAMA	REAL EST.INSTR.	0.00	100.00	100.00	262	7,357	7,100	321	-64
UNICOM TELECOMUNICACIONES S.DE R.L. DE C.V.	MEXICO	SERVICES	0.00	99.98	99.98	-11	11	22	-10	-1
UNIDAD DE AVALUOS MEXICO S.A. DE C.V.	MEXICO	FINANCIAL SERV.	0.00	90.00	90.00	595	1,073	411	605	57
UNISEAR INMOBILIARIA, S.A.	SPAIN	REAL ESTATE	0.00	100.00	100.00	15,626	18,905	1,474	16,822	609
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS, S.A.	SPAIN	SERVICES	0.00	100.00	100.00	2,410	2,466	26	2,421	19
UNIVERSALIDAD "E5"	COLOMBIA	FINANCIAL SERV.	0.00	100.00	100.00	0	24,628	24,628	0	0
UNIVERSALIDAD - BANCO GRANAHORRAR	COLOMBIA	FINANCIAL SERV.	0.00	100.00	100.00	0	23,836	25,907	-1,810	-261
UNO-E BANK, S.A.	SPAIN	BANKING	34.35	32.65	67.00	75,845	1,455,304	1,322,798	125,781	6,725
URBANIZADORA SANT LLORENC, S.A.	SPAIN	REAL ESTATE	60.60	0.00	60.60	0	108	0	108	0
URBANIZADORA TINERFEÑA, S.A.	SPAIN	NO ACTIVITY	0.00	100.00	100.00	9,361	9,383	0	9,270	113
VISACOM, S.A. DE C.V.	MEXICO	SERVICES	0.00	100.00	100.00	508	510	2	561	-53
VITAMEDICA S.A. DE C.V.	MEXICO	INSURANCE	0.00	50.99	50.99	2,943	10,783	5,110	5,290	383

Information on foreign companies at exchange rate on 06/30/06

(*)	Unaudited data

APPENDIX II

ADDITIONAL INFORMATION ON JOINTLY CONTROLLED COMPANIES PROPORTIONATELY CONSOLIDATED

IN THE BANCO BILBAO VIZCAYA GROUP

			% of Voting Rights Controlled by the Bank			Thousands of Euros ( * )
						Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets at 30/06/06	Liabilities at 30/06/06	Equity at 30/06/06	Profit for the Period ended 30/06/06
ADVERA, S.A.	ITALY	FINANCIAL SERV.	50.00	0.00	50.00	2,964	276,444	269,456	5,858	1,130
ECASA, S.A.	CHILE	FINANCIAL SERV.	0.00	51.04	51.04	1,220	2,552	138	2,322	92
FORUM DISTRIBUIDORA, S,A,	CHILE	SERVICES	0.00	51.04	51.04	5,081	36,840	30,553	6,166	121
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERV.	0.00	51.00	51.00	72,987	274,859	224,979	48,580	1,300
HOLDING DE PARTICIPACIONES INDUSTRIALES 2000, S.A.	SPAIN	PORTFOLIO	0.00	50.00	50.00	1,518	4,132	2	4,094	36
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERV.	0.00	50.00	50.00	3,198	22,336	15,929	6,115	292

Information on foreign companies at exchange rate on 06/30/06

(*)	Unaudited data

APPENDIX III ADDITIONAL INFORMATION ON INVESTMENTS AND JOINTLY CONTROLLED COMPANIES ACCOUNTED

FOR USING THE EQUITY METHOD IN THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

(Includes the most significant companies which, taken as whole, represent 98% of the total investment in this respect)

			% of Voting Rights Controlled by the Bank			Thousands of Euros
						Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets at 30/06/06	Liabilities at 30/06/06	Equity at 30/06/06	Profit (Loss) for the Period Ended 30/06/06
ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	0.00	40.00	40.00	2,372	16,041	10,260	8,134	-2,353
ALMAGRARIO, S.A.	COLOMBIA	SERVICES	0.00	35.38	35.38	5,587	21,778	4,809	16,286	683
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	0.00	49.00	49.00	4,471	11,924	3,049	8,665	210
BBVA ELCANO EMPRESARIAL II, S.C.R., S.A.	SPAIN	FINANCIAL SERV.	45.00	0.00	45.00	14,958	3,416	2,260	1,200	-44
BBVA ELCANO EMPRESARIAL, S.C.R., S.A.	SPAIN	FINANCIAL SERV.	45.00	0.00	45.00	14,963	3,928	2,772	1,200	-44
CAMARATE GOLF, S.A.	SPAIN	REAL ESTATE	0.00	26.00	26.00	4,625	66,968	49,041	17,971	-44
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARR	SPAIN	SERVICES	21.82	0.00	21.82	10,357	59,574	12,455	46,048	1,071
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.	MEXICO	SERVICES	0.00	50.00	50.00	2,813	7,846	1,896	9,321	-3,371
CORPORACION IBV PARTICIPACIONES EMPRESARIALES	SPAIN	PORTFOLIO	0.00	50.00	50.00	480,667	1,236,368	303,371	869,472	63,525	(1)
FIDEICOMISO 70191-2 PUEBLA	MEXICO	REAL ESTATE	0.00	25.00	25.00	12,278	0	0	0	0	(2)
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A.	MEXICO	SERVICES	0.00	44.39	44.39	3,943	24,490	14,937	8,616	937	(1)
HESTENAR, S.L.	SPAIN	REAL ESTATE	0.00	40.00	40.00	7,647	26,577	20,668	5,942	-33
IMOBILIARIA DAS AVENIDAS NOVAS, S.A.	PORTUGAL	REAL ESTATE	0.00	49.97	49.97	2,628	5,767	450	5,560	-243
IMOBILIARIA DUQUE DE AVILA, S.A.	PORTUGAL	REAL ESTATE	0.00	50.00	50.00	5,134	26,171	16,323	7,771	2,077
INENSUR BRUNETE, S.L.	SPAIN	REAL ESTATE	0.00	50.00	50.00	12,602	75,311	57,451	17,926	-66
INMUEBLES MADARIAGA PROMOCIONES, S.L.	SPAIN	REAL ESTATE	50.00	0.00	50.00	3,138	8,072	1,745	6,354	-27
JARDINES DEL RUBIN, S.A.	SPAIN	REAL ESTATE	0.00	50.00	50.00	2,986	36,607	32,504	3,990	113
LAS PEDRAZAS GOLF, S.L.	SPAIN	REAL ESTATE	0.00	50.00	50.00	15,817	73,616	41,707	31,979	-70
MOBIPAY INTERNATIONAL, S.A.	SPAIN	SERVICES	0.00	50.00	50.00	2,807	6,214	341	8,243	-2,370
MONTEALMENARA GOLF, S.L.	SPAIN	REAL ESTATE	0.00	50.00	50.00	15,842	49,326	33,720	15,663	-57
ONEXA, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	0.00	49.80	49.80	16,079	606,690	413,064	189,908	3,718	(1)
PARQUE REFORMA SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	0.00	30.00	30.00	4,764	30,368	11,309	19,736	-678
PART. SERVIRED, SDAD. CIVIL	SPAIN	SERVICES	20.50	0.92	21.42	10,636	53,084	3,713	49,346	25
PROMOTORA METROVACESA, S.L.	SPAIN	REAL ESTATE	0.00	50.00	50.00	8,680	73,644	56,091	19,007	-1,454	(1)
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERV.	0.00	40.00	40.00	2,902	32,736	24,314	8,481	-59
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	0.00	46.14	46.14	4,460	21,577	10,748	10,433	397
TELEFONICA FACTORING, E.F.C., S.A.	SPAIN	FINANCIAL SERV.	30.00	0.00	30.00	2,431	95,422	85,761	6,905	2,756
TELEPEAJE ELECTRONICO, S.A. DE C.V.	MEXICO	SERVICES	0.00	50.00	50.00	9,951	69,686	70,935	2,330	-3,579
TUBOS REUNIDOS, S.A.	SPAIN	INDUSTRIAL	0.00	24.26	24.26	64,158	578,059	333,518	212,419	32,122	(1)
OTRAS SOCIEDADES						21,834

					TOTAL	771,530	3,321,261	1,619,211	1,608,907	93,142

Data relating to the latest financial statements (generally for 2005) approved at the date of preparation of these notes to the consolidated financial statements.

For the companies abroad the exchange rates ruling at the reference date are apllied,

(1)	Consolidated data.
(2)	New stablished companies

APPENDIX IV

NOTIFICATION OF ACQUISITION OF INVESTEES

		% de Participación
Company	Activity	Net % Acquired/(Sold) in the Year	% at the end of the period	Date of Notification to Investee
Acquisitions made until 12.31.2005

FRANQUICIA TEXTURA, S.A. (1)	INDUSTRIAL	100.00	0.00	03.10.2005
INICIATIVAS RESIDENCIALES EN INTERNET, S.A.	SERVICES	50.00	100.00	03.10.2005
MONTEALIAGA,S.A.	REAL ESTATE	40.00	100.00	03.10.2005
SERVICIO DE PAGOS INTERBANCARIOS,S.A.	FINANCIAL SERV.	6.70	12.11	07.19.2005
TEXTIL TEXTURA, S.L.	INDUSTRIAL	64.50	64.50	03.10.2005
TEXTURA GLOBE, S.A. (2)	INDUSTRIAL	100.00	0.00	03.10.2005

Acquisitions made until 06.30.2006

TECNICAS REUNIDAS, S.A.	SERVICES	(13.99)	11.40	06.26.2006

(1)	Company absorbed by Textil textura, S.L. in December 2005.
(2)	Company absorbed by Textil textura, S.L. in December 2005.

APPENDIX V

SUBSIDIARIES FULLY CONSOLIDATED ON OF DECEMBER 31, 2005 WITH MORE THAN 5% OWNED BY NON-GROUP SHAREHOLDERS

		% of Voting Rights Controlled by the Bank
Company	Activity	Direct	Indirect	Other	Total
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA(AFP PROVIDA)	PENSIONS	12.70	51.62	0.00	64.32
AFP PREVISION BBV-ADM.DE FONDOS DE PENSIONES S.A.	PENSIONS	75.00	5.00	0.00	80.00
ALTITUDE INVESTMENTS LIMITED	FINANCIAL SERV.	51.00	0.00	0.00	51.00
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	60.91	6.92	0.00	67.83
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	BANKING	1.85	53.75	0.00	55.60
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SECURITIES	70.00	0.00	0.00	70.00
BBVA BANCO FRANCES, S.A.	BANKING	45.65	30.44	0.00	76.09
BBVA CARTERA DE INVERSIONES,SICAV,S.A.	PORTFOLIO	74.85	0.00	0.00	74.85
BBVA CRECER AFP, S.A.	FINANCIAL SERV.	35.00	35.00	0.00	70.00
BBVA INMOBILIARIA E INVERSIONES S.A.	REAL EST.INSTR	0.00	68.11	0.00	68.11
BEXCARTERA, SICAV S.A.	PORTFOLIO	0.00	80.84	0.00	80.84
CASA DE CAMBIO PROBURSA, S.A. DE C.V.	NON ACTIVITY	0.00	89.56	0.00	89.56
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	REAL ESTATE	0.00	72.50	0.00	72.50
EL OASIS DE LAS RAMBLAS, S.L.	REAL ESTATE	0.00	70.00	0.00	70.00
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SERVICES	0.00	51.00	0.00	51.00
FINANZIA AUTORENTING, S.A.	SERVICES	0.00	85.00	0.00	85.00
FORO LOCAL, S.L.	SERVICES	0.00	60.13	0.00	60.13
GESTION DE PREVISION Y PENSIONES, S.A.	PENSIONS	70.00	0.00	0.00	70.00
HOLDING CONTINENTAL, S.A.	PORTFOLIO	50.00	0.00	0.00	50.00
IBERDROLA SERVICIOS FINANCIEROS, E.F.C, S.A.	FINANCIAL SERV.	0.00	84.00	0.00	84.00
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	PORTFOLIO	48.01	0.00	0.00	48.01
JARDINES DE SARRIENA, S.L.	REAL ESTATE	0.00	84.91	0.00	84.91
MIRADOR DE LA CARRASCOSA, S.L.	REAL ESTATE	0.00	55.90	0.00	55.90
PERI 5.1 SOCIEDAD LIMITADA	REAL ESTATE	0.00	54.99	0.00	54.99
PREVENTIS, S.A.	INSURANCE	0.00	75.01	0.00	75.01
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	REAL ESTATE	0.00	58.50	0.00	58.50
PRO-SALUD, C.A.	SERVICES	0.00	58.86	0.00	58.86
PROVINCIAL DE VALORES CASA DE BOLSA	FINANCIAL SERV.	0.00	90.00	0.00	90.00
PROXIMA ALFA INVESTMENTS, S.A.	FINANCIAL SERV.	51.00	0.00	0.00	51.00
UNIDAD DE AVALUOS MEXICO S.A. DE C.V.	FINANCIAL SERV.	0.00	90.00	0.00	90.00
UNO-E BANK, S.A.	BANKING	34.35	32.65	0.00	67.00
VITAMEDICA S.A. DE C.V.	INSURANCE	0.00	50.99	0.00	50.99

EXHIBIT I: U.S. GAAP RECONCILIATION

DIFFERENCES BETWEEN IFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES.

As described in Note 1 of the Unaudited Interim Consolidated Financial Statements as of June 30, 20061, the accompanying interim consolidated financial statements of the BBVA Group are presented in the formats stipulated by Bank of Spain Circulars and were prepared by applying the generally accepted accounting principles for International Financial Reporting Standards (IFRSs), endorsed by the European Union pursuant to Regulation (EC) Nº 1606/2002 of the European Parliament of the Council of 19 July 2002. Such formats and accounting principles vary in certain respects from those generally accepted in the United States (“U.S. GAAP”). Our interim consolidated financial statements as of June 30, 2006 and 2005 would not present any difference had the standards issued by the International Accounting Standards Board (IASB) been applied instead of those endorsed by the EU.

Following is a summary of the main differences between IFRS and U.S. generally accepted accounting principles:

• Net income and Stockholders’ Equity reconciliation between IFRS and U.S. GAAP	A

• Additional information required by U.S. GAAP	B

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimated but any difference should not be material.

IFRS 1 First-time adoption provides first-time adopters of IFRS with a number of exemptions and exceptions from full retrospective application (see Note 3 in our annual report on Form 20-F for the year ended December 31, 2005). Net income and stockholders’ equity under IFRSs and the reconciling item to U.S. GAAP shown below would have been different if IFRSs had been applied fully retrospectively.

(A) NET INCOME AND STOCKHOLDERS’ EQUITY RECONCILIATION BETWEEN IFRS AND U.S. GAAP.

Accounting practices used by the Bank in preparing the interim consolidated financial statements conform with IFRS, but do not conform with U.S. GAAP. A summarized reconciliation of stockholders’ equity as of June 30, 2006 and 2005 and net income for the first half of the year 2006 and 2005 to U.S. GAAP is set forth below.

The following tables set forth the adjustments to consolidated net income and to consolidated stockholders’ equity which would be required if U.S. GAAP had been applied to the accompanying consolidated financial statements:

	Item #	Increase (Decrease) June 30, 2006	Increase (Decrease) June 30, 2005
		(Thousands of Euros, except per share data)
NET INCOME
Profit for the year under IFRS		3,468,667	1,936,213
Income attributed to the minority interest under IFRS (*)		(132,339)	(122,722)
Income attributed to the Group under IFRS		3,336,328	1,813,491
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	(19,756)	(21,989)
Valuation of assets	2	(27,693)	(14,292)
Valuation of financial instruments	3	74,560	27,138
Accounting of goodwill	4	(182,069)	(266,638)
Translation of financial statements in high-inflation countries	5	—	—
Impact of SFAS 133	6	21,538	(102,573)
Loans adjustments	7	275,143	(438,757)
Intangible assets	8	—	(147,955)
Tax effect of US GAAP adjustments and deferred taxation under SFAS 109	9	(172,293)	745,236

Net income in accordance with U.S. before changes in accounting principles		3,305,758	1,593,661
Changes in accounting principles
Pension plan cost	10	—	(2,164,038)
Tax effect of pension plan cost adjustment	9	—	719,691
Net income in accordance with U.S. GAAP		3,305,758	149,314
Other comprehensive income, (loss) net of tax:
Foreign currency translation adjustments		706,736	2,834,451
Unrealized gains on securities		(1,122,530)	582,173
Derivative instruments and hedging activities		16,925	(344,410)
Comprehensive income (losses) in accordance with U.S. GAAP		2,906,889	3,221,528
Net income per share (Euros)		0.975	0.044

[1]	Hereinafter, Note means Note of the Unaudited Interim Consolidated Financial Statements as of June 30, 2006

Exh-1

	Item #	Increase (Decrease) June 30, 2006	Increase (Decrease) June 30, 2005
		(Thousands of Euros)
STOCKHOLDERS’ EQUITY
Total Stockholders’ equity under IFRS		17,528,027	15,548,579
Minority interests under IFRS (*)		(765,759)	(837,431)
Total stockholders’ equity without minority interest under IFRS		16,762,268	14,711,148
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	5,539,097	5,570,700
Valuation of assets	2	(178,755)	(162,754)
Valuation of financial instruments	3	116,763	49,893
Accounting of goodwill	4	2,985,852	3,483,314
Translation of financial statements in high-inflation countries	5	(236,450)	(258,427)
Impact of SFAS 133	6	162,667	150,245
Loans adjustments	7	1,944,871	1,534,248
Intangible assets	8	—	—
Tax effect of US GAAP adjustments and deferred taxation under SFAS 109	9	(1,560,913)	(1,337,613)

Stockholders’ equity in accordance with U.S. GAAP before changes in accounting principles		25,535,400	23,740,754
Changes in accounting principles
Pension plan cost	10	—	—
Tax effect of Pension plan cost adjustment	9	—	—
Stockholders’ equity in accordance with U.S. GAAP		25,535,400	23,740,754

Exh-2

(*)	Under IFRS stockholders’ equity and net income includes the equity and net income corresponding to the shareholders of both the Parent and the minority interests. Under U.S. GAAP, stockholder’s equity and net income is made up only of the equity portion attributed to equity holders of the Parent. Therefore, for reporting purpose, the Minority Interests portion is excluded of stockholder’s equity and net income.

The differences included in the tables above are explained in the following items:

1. Business Combination with Argentaria-

Banco Bilbao Vizcaya, S.A. and Argentaria, Caja Postal y Banco Hipotecario, S.A. (Argentaria) merged, being January 28, 2000 the date from which such merger was legally effective. According to Spanish GAAP at that date, this business combination was accounted for using the method of pooling of interest and therefore no goodwill was accounted. IFRS 1 First-time adoption of International Reporting Standards grants an exemption to apply IFRS 3 Business Combinations prospectively and thus not to restate business combinations that occurred before the date of transition to IFRSs, which is January 1, 2004. Therefore, this merger has been accounted for under IFRSs using the method of pooling of interest and no goodwill was accounted. Since the transaction did not comply with the requirements of APB 16 for pooling of interest method, under U.S. GAAP this business combination was accounted for using the purchase method. The excess of the fair value of the new shares issued in exchange for the Argentaria shares over the net worth of Argentaria under U.S. GAAP as of the date of the merger, amounted to approximately €6,315,622 thousand and was calculated considering the necessary adjustments to the net worth of Argentaria as of January 28, 2000 under Spanish GAAP, as described below:

(thousands of euro)
Approximate Argentaria net worth as of January 28, 2000 under Spanish GAAP	3,454,449

(i) Reversal of the net effect of the restatement of fixed assets and equity securities	(129,338)
(ii) Reduction for employees and third party loans issued to purchase shares of capital stock	(122,606)
(iii) Goodwill amortization adjustments	100,734
(iv) Up-front premium reversal	107,888
(v) Valuation of investment securities	1,926,143
(vi) Effect of adjustments to conform to U.S. GAAP for investments in affiliated Companies	(87,167)
(vii) Tax effect of above mentioned adjustments	(607,916)
(viii) Other adjustments	34,601

Subtotal	1,222,339

Approximate Argentaria net worth as of January 28, 2000 under U.S. GAAP	4,676,788

i. Revaluation of property and equity securities

Certain of the Spanish and foreign consolidated companies had stepped up (increased) the cost and accumulated depreciation of property and equipment and, where appropriate, the carrying values of their equity investment securities pursuant to the relevant local legislation. Also, the buildings and equity securities owned by certain of the companies in the Group, whose shareholders’ meetings adopted merger resolutions in 1991, were stepped up. Under U.S. GAAP these step ups are not permitted to be reflected in the financial statements.

Exh-3

ii. -Employee and other third party loans

Certain Group banks granted loans to shareholders, employees and customers for the acquisition of Argentaria, Caja Postal y Banco Hipotecario, S.A. shares. Under Spanish GAAP, these loans were recorded in the consolidated financial statements under the caption “Credit, Loans and Discounts”. Under U.S. GAAP, these loans should be recorded as a reduction of stockholders’ equity because the only recourse for collection was the shares themselves.

iii. -Goodwill

Under Spanish GAAP, the general policy of the Group was to amortize goodwill over a maximum period of 10 years. However, a different period was used to amortize goodwill in some of the subsidiaries acquired. Until 2001, for purposes of calculating the effect of applying U.S. GAAP, goodwill arising on acquisitions was amortized in 10 years. Since 2001, as it is required in SFAS 142, goodwill is not amortized.

Additionally, in 1998 and as a result of the merger, goodwill from Banco Exterior de España, S.A. was fully written off for Spanish GAAP purposes. Until 2001, under U.S. GAAP this goodwill was amortized over the estimated economic life as there was no economic or fair value basis for the impairment made under Spanish GAAP. Since 2001, as it is required in SFAS 142, goodwill is not amortized.

iv. -Up-front premium reversal

In 1998 the Bank arranged hedging transactions for which it paid a premium, which was recorded under the “Extraordinary Losses” caption in the statement of income for 1998, to mitigate the adverse effect of the negative spread that arise between the average return on the mortgage loans financed by certain mortgage bonds and the fixed interest rates of such mortgage bonds. Under U.S. GAAP, the premium was recognized at inception as an asset, amortized over the life of the hedging transaction under SFAS 80 and that upon adoption of SFAS 133 the derivative has been recorded at fair value through income, as it does not qualify for hedge accounting under U.S. GAAP.

v. -Valuation of investment securities

Under SFAS 115, available-for-sale securities must be recorded at market value against stockholders’ equity.

vi. -Investments in affiliated Companies

Under Spanish GAAP, investments in non-consolidated listed affiliated companies owned over 3% and in non-consolidated unlisted affiliated companies owned over 20% were recorded by the equity method. Under U.S. GAAP investments in affiliated companies over 20% but less than 50% are accounted for by the equity method and those exceeding 50% by the global integration method. Listed investments of less than 20% are accounted for at market value.

The excess of the fair value of the new shares issued in exchange for the Argentaria shares over the net worth of Argentaria, was allocated to the following specific items:

2000	Thousands of Euros
Net Lending	610,785
Investment Securities-Held to Maturity	305,903
Premises and Equipment	129,338
Other assets and liabilities	(113,255)
Long Term Debt	(172,521)
Tax Effect	(220,360)
Goodwill	5,775,732

6,315,622

Exh-4

For U.S. GAAP purposes, BBVA amortizes the excess of the fair value assigned to the specific items over their remaining life. The amortization of the excess allocated to specific assets and liabilities amounts to €19,756 thousand (net of tax) and to €21,989 thousand (net of tax) in the first-half of 2006 and 2005, respectively. Up to December 31, 2001 BBVA amortized the goodwill on a straight line basis over a period of 25 years. From January, 2002 BBVA stopped the amortization of the remaining goodwill pursuant to the SFAS 142 and it has been assigned to different Reporting Units and tested for impairment as described in Note 2.2.m. As of June 30, 2006 and 2005 goodwill amounted to €5,332,924 thousand.

2. Valuation of assets-

This adjustment basically refers to following:

- Revaluation of property

As described in Note 31.3, certain of the Spanish and foreign consolidated companies restated the cost and accumulated depreciation of property to the relevant legislation. Under U.S. GAAP these revaluations are not permitted to be reflected in the financial statements.

In accordance with IFRSs, fixed asset depreciation is computed on the restated value and the total amount charged to income is deductible for corporate income tax purposes. In addition, results on sales or dispositions of fixed assets are determined as the difference between the selling price and the net restated value.

The amounts of the adjustments indicated below have been calculated to reflect the reversal of the additional depreciation on the revalued property and equipment (€4,087 thousand and €4,492 thousand in June 30, 2006 and 2005, respectively) and the additional income that would have resulted if the Group had not restated the fixed assets that have been sold (€864 thousand and €2,111 thousand in June 30, 2006 and 2005, respectively). The adjustment to stockholders’ equity reflects the reversal of the unamortized revaluation surplus (€292,777 thousand and €311,106 thousand in June 30, 2006 and 2005, respectively).

- Valuation of property

As described in Note 3.i) in our annual report on Form 20-F for the year ended December 31, 2005, in accordance with IFRS 1 First-time adoption of International Financial Reporting Standards, certain property and equipment items were recognized at fair value and, therefore, this lower value was used as deemed cost at January 1, 2004.

Under U.S. GAAP, these adjustments to the deemed cost are not permitted due to they do not reflect an actual impairment.

As a consequence, there is an adjustment between U.S. GAAP and IFRSs in order to reflect in the income statement the reversal of additional depreciation on the revalued property and equipment (€37,932 thousand and €1,540 thousand in June 30, 2006 and 2005, respectively) or the additional income due to property and equipment have been sold during the first half of 2006 (€5,288 thousand June 30, 2006). The adjustment to stockholders’ equity reflects the reversal of the adjustments to the attributed cost (€114,022 thousand and €148,352 thousand in June 30, 2006 and 2005, respectively).

3. Valuation of financial instruments-

Group’s criteria of accounting for such securities are described in Note 2.2.b. In accordance with IFRS 1 First-time adoption of International Financial Reporting Standards, the recognition, measurement and disclosure criteria included in IASs 32 and 39, were applied retrospectively to January 1, 2004 (the date of transition to IFRSs).

This adjustment mainly refers to following:

Exh-5

Debt securities

Under IFRS 1, debt securities included in available-for-sale portfolio were recognized at fair value of the date of transition to IFRSs (January 1, 2004) through stockholders’ equity.

Under U.S. GAAP, in years ended before January 1, 2004, some unrealized losses regarding certain debt securities were recorded like ‘other-than- temporary’ impairments.

As a consequence, there is an adjustment between U.S. GAAP and IFRSs in order to reflect in the income statement the additional income due to debt securities (€3,010 thousand and €17,140 thousand in June 30, 2006 and 2005, respectively). The adjustment to stockholders’ equity reflects the reversal of the adjustments to the fair value (€68,708 thousand and €64,958 thousand in June 30, 2006 and 2005, respectively).

Equity securities

Under IFRS 1, equity securities included in available-for-sale portfolio were recognized at fair value of the date of transition to IFRSs (January 1, 2004) through shareholders’ equity.

Under U.S. GAAP, in years before January 1, 2004, some unrealized losses regarding certain equity securities were recorded like “other-than-temporary” impairments.

As of June 30, 2005, the final adjustment, is done with other equity securities and reflects the reversal of effects in net income (increase €16,549 thousand ) and reflects the record of the fair value of equity securities through stockholders’ equity (decrease €51,447 thousand).

In June 2006 there is an adjustment between U.S. GAAP and IFRSs in order to reflect in the income statement the additional income due the equity securities that have been sold (€51,447 thousand).

4. Accounting of goodwill-

The breakdown of this adjustment is as follows:

	Thousand of euros
	Stockholders’ equity		Net Income
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Goodwill charged to reserves in 1998 and 1999	65,522	65,522	—	—
Different period of amortization of goodwill reversed	98,948	98,948	—	—
Amortization under Spanish GAAP not reversed under U.S. GAAP	(154,074)	(154,074)	—	—
Reversal of amortization	970,477	970,477	—	—
Reversal of Step Acquisition	2,852,146	3,090,916	—	—
Step Acquisition of BBVA Bancomer	(870,327)	(601,816)	(185,737)	(246,718)
Others	23,160	13,341	3,668	(19,920)

Adjustment 4 in reconciliation to U.S. GAAP	2,985,852	3,483,314	(182,069)	(266,638)

The mains reasons that cause a difference between IFRSs and U.S. GAAP in the amount of goodwill are the following ones:

Exh-6

Goodwill charged to reserves in 1998 and 1999

Goodwill that arose in 1998 and 1999 as a result of mergers and acquisitions through share exchanges was amortized in full with a charge to reserves, which was not acceptable under U.S. GAAP. Under U.S. GAAP the goodwill was amortized until 2001 over a period of ten years except for the goodwill arising in 2000 in the merger of Banca Catalana, S.A., Banco de Comercio, S.A., Banco de Negocios Argentaria, S.A. and Banco de Alicante, S.A. where the economic life was five years. Since 2001, as it is required in SFAS 142, goodwill is not amortized.

Impairment

A discounted cash flow model was selected as the main method to determine the fair value of its Reporting Units, although other methodologies such as using quoted market values and market multiples were also used. Cash flow estimates require judgment and the Bank believes that assumptions used in determining the cash flows are consistent with assumptions marketplace participants would use in their estimates of their fair value.

The principal BBVA Group’s goodwill assigned to each Reporting Unit as of June 30, 2006 for annual impairment test purposes are the following:

Millions of Euros June 30, 2006
Retail Banking in Spain and Portugal	3,985
Wholesale and Investment Banking	1,680
Pensions in America	273
México	3,004
Chile	128
United States	442
Colombia	216
Puerto Rico	86

Expected cash flows have been calculated using the “maximum payable dividend” for each period, considering net income and excess of minimum capital required. For financial statements and macroeconomics scenarios, a five year horizon was used to determine fair value. The risk free rate, the market risk premium and the country risk premium (when applicable) were considered to determine the discount rate used for each Reporting Unit.

First half of 2006 analysis

As of June 30, 2006, the Group has performed the required annual impairment tests of goodwill. As a result of Step 1 procedures of the above mentioned impairment test, the carrying amount of the Reporting Unit did not exceed its fair value.

Reversal of step acquisition

Under IFRS, investments acquired subsequent to obtaining control over a company (i.e. transactions involving the purchase of equity interests from minority shareholders) were treated as “equity transactions”. The amount of goodwill recorded under prior GAAP, at January 1, 2004, transition date to IFRSs, under IFRSs was recorded on the transactions performed after control was obtained were charged to Minority Interests and the surplus amount were charged to shareholders’ equity.

Under U.S. GAAP, these acquisitions are accounted for by using “purchase method” and, as a consequence, there is an adjustment between IFRS and U.S. GAAP in order to reflect the reversal of goodwill recorded prior to January 1, 2004, and the increase of stockholders’ equity.

Exh-7

Step Acquisition of BBVA Bancomer

As it is explained in Note 3 on March 20, 2004, BBVA completed the tender offer on 40.6% of the capital stock of Grupo Financiero BBVA Bancomer, S.A. de C.V. (“Bancomer”). The final number of shares presented in the offer and accepted by BBVA was 3,660,295,210, which represent 39.45% of the capital stock of Bancomer. Following the acquisition of these shares through the tender offer, the ownership interest held by BBVA in the capital of Bancomer was 98.88%. Lastly, as of June 30, 2006, as a result of the purchase of shares subsisting in the market, BBVA’s holding in Bancomer increased to 99.96%.

BBVA Bancomer, S.A. de C.V. was consolidated by Group BBVA since July 2000, when the merger of Grupo Financiero BBV-Probursa, S.A. de C.V. (a wholly-owned subsidiary of BBVA) and Grupo Financiero BBVA Bancomer, S.A. de C.V. was carried out.

Since March 20, 2004 the BBVA Group’s income statement reflected a decrease in Minority Interest caption due to the business combination described above while the rest of income statement’s captions did not changed because Bancomer already was a fully consolidated company before the acquisition of minority interest.

The cash paid for the acquired entity was €3,324 million. In connection with this business combination there are no contingent payments, options, or commitments specified in the acquisition agreement.

Under IFRSs, the business combination is registered as equity transaction and no amounts were allocated to assets or liabilities of the company acquired. Under U.S. GAAP once the process of allocating the acquisition price to all assets and liabilities of the company acquired, the goodwill amounted to €1,060.2 million. The whole amount of goodwill is allocated to the Mexico reporting unit in the Banking in America segment.

The conciliation of the net worth acquired and the fair value of the assets and liabilities acquired for purposes of U.S. GAAP was as follows:

Thousand of Euros
Net worth acquired	1,207,051
Investment securities	(32,365)
Net loans and leases	621,671
Premises and equipment	(28,158)
Intangible assets	969,996
Other Assets	189,585
Time Deposits	(124,176)
Long term debt	(49,585)
Other liabilities	(490,468)

Fair value under U.S. GAAP	2,263,551

The identified intangible assets are related to ‘core deposits’, which were calculated according to the purchase method and are amortized in a period of 40 months. Additionally, the allocated amount of net loans and leases are amortized in a weighted-average period of 3 years. Under U.S. GAAP, the adjustment (net of tax) in the income statement amounted to €185,737 thousand and €246,718 thousand in June 30, 2006 and 2005, respectively, mainly due to the additional amortization expenses of assets and liabilities subject to amortization.

The “Other liabilities” caption includes basically temporary differences arising form different accounting and tax values of assets and liabilities allocated in the acquisition. Because the amounts allocated to certain assets are non deductible under Spanish Tax Law, additional goodwill and the corresponding deferred tax liabilities have been considered under U.S. GAAP.

Since Bancomer was consolidated by Group BBVA since July 1, 2000, there are not purchased research and development assets acquired and written off.

Exh-8

There are not series of individually immaterial business combinations completed during the period and material in the aggregate.

5. Translation of financial statements in high-inflation countries-

As indicated in Note 2.2.g), after the transition date to IFRSs, which is January 1, 2004, none of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies as defined by IFRSs. Accordingly, at 30 June 2006 and 2005 it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.

In accordance to the exemption provided by IFRS 1 First-time Adoption of International Financial Reporting Standards, the cumulative effect of inflation recorded prior to January 1, 2004 (transition date to IFRS) mainly relating to items of property, plant and equipment has not been removed. Therefore, the previous GAAP restated amounts have been used as deemed cost of property, plant and equipment as of the transition date.

However, in prior years, under U.S. GAAP, the financial statements of subsidiaries in a highly inflationary economy were remeasured as if the functional currency of the subsidiaries were the same as that of the parent reporting currency. For the purposes of this requirement, a highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3-year period. None of the countries were BBVA owns subsidiaries are highly inflationary countries.

The adjustment reflects the reversal of the charges to stockholders’ equity arising from inflation registered in dependent companies established in “non highly inflationary economies” (€236,450 thousand and €258,427 thousand in June 2006 and 2005, respectively).

6. Impact of SFAS 133

In accordance with IFRS 1 First-time adoption of International Financial Reporting Standards, we designed certain derivative instruments as hedging instruments as of January 1, 2004, and all cumulative effects of the change were accounted for in equity as of January 1, 2004.

However, under U.S. GAAP, such derivatives do not qualify for hedge accounting, since they were not designated and documented as hedging instruments at the inception of the hedging relationship.

As a consequence, there is an adjustment between U.S. GAAP and IFRSs in order to reflect the charge to stockholders’ equity amounted to €25,097 thousand and €89,981 thousand in June 2006 and 2005, respectively. The effect in income statement due to this adjustment amounted to €40,150 thousand and negative €90,318 thousand in June 2006 and 2005, respectively.

Hedges of interest rate risk portfolios

At December 31, 2004, under IFRSs the Group had designed hedge of portfolios to hedge global interest rate risk exposures. These transactions were permanently subject to an integrated and consistent system of risk management (e.g. estimate value at risk -VaR- of the transactions to check the equity risk is reduced due to the use of derivatives…) that measures, controls and manages the risks and the results of the operations involved. The Group considered the fair value all the derivatives and the hedged deposits. The net gains and losses were recorded in the income statement.

At June 30, 2006 and 2005 the Group had no portfolio hedge of interest rate risk operations.

Under U.S. GAAP, this hedge cannot qualify as a hedge. As a consequence, there is an adjustment between U.S. GAAP and IFRSs which effect in income statement amounted to decrease €9,743 thousand and €8,701 thousand in June 2006 and 2005, respectively. The effect in stockholders’ equity amounted to €138,170 thousand and €175,740 thousand in June 2006 and 2005, respectively.

Exh-9

Other derivatives

Intercompany accounts and transactions between the consolidated companies are eliminated in consolidation. This consolidation principle also applies with respect to intercompany derivative transactions.

As of June 30, 2006, the application of SFAS 133 gave rise to a decrease of €8,869 thousand in net income and an increase of €49,594 thousand in stockholders’ equity. As of June 30, 2005, the application of SFAS 133 gave rise to an increase of €64,486 thousand in stockholders’ equity.

The effect in Other Comprehensive Income is produced basically by valuating the derivative instruments hedging the available-for-sale portfolio, which under IFRSs are considered hedged items, and therefore are not marked to market, but under U.S. GAAP are not qualified as a hedge.

The effect in Income Statement is registered basically in the item “gains or losses on financial assets and liabilities”.

The fair value of derivatives that afforded hedge accounting treatment under IFRSs but did not qualify as hedges under U.S. GAAP as of June 30, 2006 and 2005 amounted negative to €49,594 thousand and €64,486 thousand, respectively .

The fair value of derivatives that afforded hedge accounting treatment under IFRSs and qualify as hedges under U.S. GAAP as of June 30, 2006 and 2005 amounted negative to €284,764 thousand and positive to €1,747,709 thousand, respectively.

7. Loans adjustments

Under IAS 39, as we described in Note 2.2.b.4) to the interim Consolidated Financial Statements as of June 30, 2006, a loan is considered to be an impaired loan – and therefore its carrying amount is adjusted to reflect the effect of its impairment – when there is objective evidence that events have occurred which, in the case of loans give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.

As a general rule, the carrying amount of an impaired loan is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known, and the recoveries of previously recognized impairment losses are recognized in the consolidated income statement for the period in which the impairment is reversed or reduced.

The amount of the impairment losses incurred on these instruments relates to the positive difference between their respective carrying amounts and the present values of their expected future cash flows.

The possible impairment losses on these assets are determined:

•	Individually, for all significant loans and for those which, although not significant, cannot be classified in homogenous groups of instruments of similar characteristics, i.e. by instrument type, debtor’s industry and geographical location, type of guarantee, age of past-due amounts, etc.

•	Collectively, in all other cases.

The provisions for the losses that are inherent in a group of loans are recognized taking into account the historical experience of impairment and the other circumstances known at the time of the assessment. These provisions, that have not been allocated to individual loans, are calculated by using statistical procedures.

The Group estimates the provisions to be made to create these allowances using models based on our own credit loss experience and management’s estimates of future credit losses. The Group has developed internal risk models, based on historical information available for each country and type of risk (homogenous portfolios). These models produce a range of results that comprises the level of provisions that we arrive at using the model established by the Bank of Spain’s guidance. These internal models may be applied in future periods but are subject to local regulatory review and the authorization from Bank of Spain.

Although there should be no substantial difference in the calculation of loan allowances between IFRS and U.S. GAAP, however, the Bank has included in the reconciliation of stockholders equity and net income a difference between IFRS and U.S. GAAP related to the determination of allowance losses not allocated to specific loans. According to U.S. GAAP, the loan loss allowance should represent the best estimate of probable losses. Under IFRS, the Bank has additionally applied the statistical percentages obtained from historical trends as determined by the Bank of Spain’s guidance. As a result, the loan allowances not allocated to specific loans, as determined by using this method, are higher than those meeting the requirements of U.S. GAAP, being the amounts determined under both GAAP within the range of possible estimated losses calculated internally by the Group.

Exh-10

8. Intangible assets

Under IFRSs intangible assets with finite lives are amortised over those useful lives. At transition date, the estimated useful lives were reviewed. In accordance with IFRS 1 First-time adoption of International Financial Reporting Standards, the previous GAAP restated amounts have been used as deemed cost of certain intangible assets and the differences respect to the previous carrying amounts of these intangible assets were accounted for in shareholders’ equity as of January 1, 2004.

Under U.S. GAAP, this adjustment is considered a change in accounting estimates and, in accordance with APB 20 Accounting changes, the cumulative effect of the adjustment is reflected in the current year’s income statement.

9. Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS No. 109-

The previous adjustments to net income and stockholders’ equity do not include their related effects on corporate tax (except for the adjustments mentioned in Item 1, the acquisition of BBVA Bancomer, S.A. de C.V. described in Item 4 and loans adjustments described in Item 7), which are disclosed under “Tax effect of above mentioned adjustments” item on the reconciliation statements.

As described in Note 2.2.o) under IFRSs deferred tax assets and liabilities include temporary differences, measured at the amount expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability settled.

As a result of the application of Statement of Financial Accounting Standards No. 109 (“SFAS 109”), Accounting for Income Taxes, the timing differences originated by the revaluation of property and equity securities and by certain provision for coverage of loan losses have been reversed.

In the reconciliation to U.S. GAAP, the Group has recorded as of June 30, 2006, deferred tax assets of negative €1,390,089 thousand (negative €1,346,130 thousand as of June 2005) and deferred tax liabilities of €298,792 thousand (€297,532 thousand as of June 2005).

SFAS 109 requires providing a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. As of June 30, 2006 and 2005, the valuation allowance amounted to €52,982 thousand and €54,921 thousand, respectively.

The following is a reconciliation of the income tax provision under IFRSs to that under U.S.GAAP:

	June 2006	June 2005
	Thousands of Euros
Income tax provision under IFRSs	1,006,653	788,175
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	(106,496)	1,562,348
Income tax provision under U.S. GAAP	900,157	2,350,523

Following is a reconciliation of the deferred tax assets and liabilities recorded under IFRSs and those that should be recorded under SFAS 109.

Exh-11

	June 2006
	Deferred tax assets	Deferred tax liabilities
	Thousands of Euros
As reported under IFRSs	5,294,634	1,038,385
Less-
Timing differences recorded under IFRSs and reversed in the reconciliation to U.S. GAAP	(1,486,749)	—
Tax effect of IFRSs to U.S. GAAP reconciliation adjustments	(16,819)	—
Plus-
Tax effect of IFRSs to U.S. GAAP reconciliation adjustments	113,479	298,792
As reported under SFAS 109 (gross)	3,904,545	1,337,177
Valuation reserve	(52,982)	—
As reported under SFAS 109 (net)	3,851,563	1,337,177

Following is an analysis of deferred tax assets and liabilities as of June 30, 2006 estimated in accordance with U.S. GAAP:

June 2006
(Thousands of Euros)
Deferred Tax assets
Loan loss reserves	253,827
Unrealized losses on securities pension liability	1,747,133
Fixed assets	173,459
Net operating loss carryforward	422,659
Investments and derivatives	916,841
Goodwill and other	390,626
Total deferred tax assets	3,904,545
Valuation reserve	(52,982)
Net tax asset	3,851,563
Deferred tax liabilities
Unrealized gains on investments	(1,003,888)
Gains on sales of investments	(36,916)
Fixed assets	(84,589)
Goodwill and other	(211,784)
Total deferred tax liabilities	(1,337,177)
Valuation reserve	—
Net tax liabilities	(1,337,177)

Reconciliation between the federal statutory tax rate and the effective income tax rate follows:

Exh-12

	June 2006	June 2005
	% percentages
Corporate income tax at the standard rate of 35%	35.00	35.00
Decrease arising from permanent differences	(12.50)	(6.05)
Adjustments to the provision for prior years’ corporate income tax and others taxes	(0.01)	(0.02)
Income tax provision under IFRSs	22.49	28.93
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	(2.39)	65.31
Income tax provision under U.S. GAAP	20.17	98.25

10. Pension plan cost-

Prior years both under Spanish GAAP and U.S. GAAP, the cumulative actuarial losses and certain losses were amortized in a straight-line method over the average expected years of work of employees.

In accordance with IFRS 1 First-time adoption of International Financial Reporting Standards, all cumulative actuarial losses were accounted for in equity as of January 1, 2004 (see Note 3 in our annual report on Form 20-F for the year ended December 31, 2005), and in future years all cumulative actuarial losses will be accounted for in income statement instead of use the corridor basis.

Under U.S. GAAP, both methods are available in accordance to SFAS 87. Therefore, we decided to change from January 1, 2005 and in future years all cumulative actuarial losses will be accounted for in income statement.

Under U.S. GAAP, in accordance with APB 20 Accounting changes, the cumulative effect of the change is reflected in the current year’s income statement.

As a consequence, there is an adjustment between U.S. GAAP and IFRSs in order to reflect the charges in income statement amounted to €2,164,038 thousand as of June 30, 2005. Stockholders’ equity as of June 30, 2005 is the same under both IFRS and U.S. GAAP.

We consider that the recognition in income statement is preferable due to it reflects better the financial position and results of the company.

11. Other Comprehensive Income

SFAS No. 130, Reporting comprehensive income establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements.

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

The accumulated balance of other comprehensive income for the period from December 31, 2004 until June 30, 2006 were as follows:

	Foreign currency translation adjustments	Gains on derivative instruments	Unrealized gains on securities	Other comprehensive income
	Thousand of euros
Balance as of December 31, 2004	(3,722,440)	28,668	2,246,775	(1,446,997)
Changes in fist half 2005	2,834,451	(344,410)	582,173	3,072,214
Balance as of June 30, 2005	(887,989)	(315,742)	2,828,948	1,625,217
Changes in second half 2005	(1,696,002)	225,824	300,580	(1,169,598)
Balance as of December 31, 2005	(2,583,991)	(89,918)	3,129,528	455,619
Changes in fist half 2006	706,736	16,925	(1,122,530)	(398,869)
Balance as of June 30, 2006	(1,877,255)	(72,993)	2,006,998	56,750

Exh-13

Taxes allocated to each component of other comprehensive income in June 30, 2006 and 2005 were as follows:

	June 2006			June 2005
	Before Tax Amount	Tax expense or benefit	Net of tax amount	Before Tax Amount	Tax expense or benefit	Net of tax amount
	Thousand of Euros
Foreign Currency—translation adjustments	706,736	—	706,736	2,834,451	—	2,834,451
Unrealized Gains on securities	(1,506,999)	384,469	(1,122,530)	813,845	(231,672)	582,173
Derivatives Instruments & Hedging Activities	36,490	(19,565)	16,925	(464,463)	120,053	(344,410)

Other Comprehensive Income	(763,772)	364,903	(398,869)	3,183,833	(111,619)	3,072,214

12. Earnings per share

SFAS No. 128, Earnings per Share, specifies the computation, presentation and disclosure requirements for earnings per share (EPS).

Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator), which may include contingently issuable shares where all necessary conditions for issuance have been satisfied. Diluted earnings per share include the determinants of basic earnings per share and, in addition, give effect to dilutive potential common shares that were outstanding during the period.

As indicated in item 10, effective on January 1, 2004, which supposed a change in our accounting policy related to pensions for U.S. GAAP purposes. As described in Note 3 in our annual report on Form 20-F for the year ended December 31, 2005, upon adoption of IFRS, the cumulative effect of this change as of January 1, 2004 was recognized in shareholders’ equity, in accordance with IFRS 1 First-Time Adoption of International Financial Reporting Standards.

The computation of basis and diluted earnings per share for first half year of 2006 and 2005 is presented in the following table:

	June 2006	June 2005
	Thousands of Euros, except per share data
Numerator for basic earnings per share:
Income available to common stockholders (IFRS).	3,336,328	1,813,491
Income available to common stockholders (U.S. GAAP):
Before cumulative effect of changes in accounting principles	3,305,758	1,593,661
Cumulative effect of changes in accounting principles	—	(1,444,347)
After cumulative effect of changes in accounting principles	3,305,758	149,314
Numerator for diluted earnings per share:
Income available to common stockholders (IFRS)	3,336,328	1,813,491
Income available to common stockholders (U.S. GAAP):
Before cumulative effect of changes in accounting principles	3,305,758	1,593,661
Cumulative effect of changes in accounting principles	—	(1,444,347)
After cumulative effect of changes in accounting principles	3,305,758	149,314
Denominator for basic earnings per share	3,390,852,043	3,390,852,043
Denominator for diluted earnings per share	3,390,852,043	3,390,852,043
IFRS
Basic earnings per share (Euros)	0.984	0.535
Diluted earnings per share (Euros)	0.984	0.535
U.S. GAAP
Before cumulative effect of changes in accounting principles:
Basic earnings per share (Euros)	0.975	0.470
Diluted earnings per share (Euros)	0.975	0.470
After cumulative effect of changes in accounting principles:
Basic earnings per share (Euros)	0.975	0.044
Diluted earnings per share (Euros)	0.975	0.044

Exh-14

13. FIN 45

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

Under IFRSs, financial guarantees are measured at fair value which, on initial recognition and in the absence of evidence to the contrary, is the present value of the cash flows to be received, using an interest rate similar to that of the financial assets granted by the entity with a similar term and risk. Simultaneously, the present value of the future cash flows receivable, calculated using the aforementioned interest rate, is recognized under the heading Other Financial Assets.

Subsequent to initial recognition, contracts are treated as follows:

•	The value of contracts recorded under the heading Other Financial Assets is discounted by recording the differences in the consolidated income statement as interest income.

•	The fair value of guarantees recorded under the heading Accrued Expenses and Deferred Income—Other on the liability side of the balance sheet is allocated to the consolidated income statement as fee and commission income on a straight-line basis over the expected life of the guarantee, or by another method provided that it more adequately reflects the economic risks and rewards of the guarantee. Such treatment is consistent with what is required under FIN 45 (par. 9.a.).

According to IFRSs, all outstanding contingent liabilities and commitments that might in the future affect the net worth of the Bank should be recorded in memorandum accounts. These amounts represent the maximum principal which the Bank may be required to disburse and the maximum potential exposure if all such obligations were ultimately to become worthless. These include, principally, commercial and stand-by letters of credit, bankers acceptances, loan commitments and guarantees. Note 34 to the financial statements contain disclosures about our contingent liabilities and commitments.

In addition, under IFRSs, obligations reflected in memorandum accounts which fall within the scope of FIN 45 are evaluated in terms of credit risk, following criteria analogous to those described in Note 2.2.b.4), which substantially meet SFAS 5 provisions, and a liability is recorded accordingly.

When a guarantee is issued by the Bank as part of a transaction with multiple elements with an unrelated party (i.e. embedded in other contracts), the fair value of such guarantee is recorded as a liability at the inception. The fair value is estimated using the net present value of expected future payments.

Based on the discussions above, accounting criteria under IFRSs for treatment of contingent liabilities do not differ significantly from that required by FIN 45 under U.S. GAAP. Therefore, we believe that the adoption of FIN 45 does not have a material impact on the Bank’s financial position or results of operations.

Exh-15

14. FIN 46-R

The Group issued various noncumulative, nonvoting, preferred stock guaranteed by Banco Bilbao Vizcaya Argentaria, S.A., the parent company (see Note 25.5). These issues were subscribed by third parties outside the Group and are wholly or partially redeemable at the Company’s option after five or ten years from the issue date, depending on the terms of each issue.

Under IFRSs, as of June 30, 2006 and 2005, all preferred stocks to variable interest entities issuers of preferred stock are classified as liabilities.

Under U.S. GAAP, this classification is consistent with the requirement by FIN 46-R.

15. SFAS 140- Accounting For The Transfers And Servicing Of Financial Assets And Extinguishments Of Liabilities

In September 2000, the Financial Accounting Standards Board issued Statement No. 140 (“SFAS 140”), Accounting For The Transfers And Servicing Of Financial Assets And Extinguishments Of Liabilities, which replaces SFAS 125 (of the same title). SFAS 140 revises certain standards in the accounting for securitizations and other transfers of financial assets and collateral, and requires some disclosures relating to securitization transactions and collateral, but it carries over most of SFAS 125’s provisions.

As explained in Note 2.2.S) the accounting of transfer of Financial Assets under IFRSs does not present significant differences with respect to U.S. GAAP. During 2006 and 2005 the Group transferred loans to securizitation funds (See Note 13.3).

16. New Accounting Standards

Statements of Financial Accounting Standards No. 123 (Revised 2004): Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year beginning January 1, 2006. The Company does not anticipate that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

SAB No. 107: Shared Based Payment

On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, “Share-Based Payment,” (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), “Share-Based Payment “(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

Statements of Financial Accounting Standards No. 153: Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29

On December 16, 2004, the FASB issued SFAS No.153, “Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29”, which amends Accounting Principles Board Opinion No. 29 “Accounting for Nonmonetary Transactions”. This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset.

Exh-16

SFAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that adoption of SFAS No. 153 will have any effect on its financial position, results of operations or cash flows.

EITF 04-1: Accounting for Preexisting Relationships between the Parties to a Business Combination

This Issue addresses the accounting for preexisting relationships between the parties to a business combination. The consensuses in this Issue should be applied to business combinations consummated and goodwill impairment tests performed in reporting periods beginning after October 13, 2004. The application of this new accounting literature by BBVA had no impact on its financial position, cash flows or results of Operations.

SFAS No. 154, “Accounting Changes and Error Corrections”

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28”. This statement provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Bank will apply these requirements to any accounting changes after the implementation date.

FASB Interpretation No. 47: Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143

On March 2005, FASB issued Interpretation No. 47. The Board concluded that asset retirement obligations within the scope of Statement 143 that meet the definition of a liability in Concepts Statement 6 should be recognized as a liability at fair value if fair value can be reasonably estimated. The Board believes that when an existing law, regulation, or contract requires an entity to perform an asset retirement activity, an unambiguous requirement to perform the retirement activity exists, even if that activity can be deferred indefinitely. At some point, deferral is no longer possible, because no tangible asset will last forever, except land. Therefore, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. The use of an expected value technique to measure the fair value of the liability reflects any uncertainty about the amount and timing of future cash outflows. This Interpretation is effective no later than December 31, 2005, for calendar-year enterprises. The application of this new accounting literature by BBVA had no impact on its financial position, cash flows or results of Operations.

Statement of Financial Accounting Standards No. 155 Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140

On February 2006 the FASB issued this Statement that amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”

This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a F-145 derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Exh-17

Statement of Financial Accounting Standards No. 156 Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140

On March 2006 the FASB issued this Statement that amends FASB Statements No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities.

The new Statement should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullifies certain requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, “Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value.” The guidance in this FSP will be applied to reporting periods beginning after December 15, 2005. The Company does not expect that the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (FIN 48)

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on accounting for derecognition, interest, penalties, accounting in interim periods, disclosure and classification of matters related to uncertainty in income taxes, and transitional requirements upon adoption of FIN 48. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of the adoption of FIN 48 on our consolidated financial position and results of operations.

SFAS No. 157 “Fair Value Measurements”

On September, 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. Fair Value Measurements, is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year.

The Bank does not believe this pronouncement will have a material effect on its results of operations, cash flows, or financial position.

SFAS No. 158 “Accounting for Defined Benefit Pension and Other Postretirement Plans”

On September, 2006, the FASB issued SFAS No. 158 “Accounting for Defined Benefit Pension and Other Postretirement Plans” an amendment of FASB statements No. 87, 88, 106 and 132 (reviewed).

This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The required date of adoption of the recognition and disclosure provisions of this Statement differs for an employer that is an issuer of publicly traded equity securities (as defined) and an employer that is not. For purposes of this Statement, an employer is deemed to have publicly traded equity securities if any of the following conditions is met: The employer has issued equity securities that trade in a public market, which may be either a stock exchange (domestic or foreign) or an over-the-counter market, including securities quoted only locally or regionally. The employer has made a filing with a regulatory agency in preparation for the sale of any class of equity securities in a public market.

The Bank does not believe these pronouncements will have a material effect on its results of operations, cash flows, or financial position.

Exh-18

(B). MAIN DISCLOSURES REQUIRED BY U.S. ACCOUNTING REGULATIONS FOR BANKS AND ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP

1. Investment Securities-

The breakdown of the Group’s investment securities portfolio by issuer is as follows:

	At June 30, 2006				At June 30, 2005
	Book Value	Market or appraised (1)	Unrealized Gains	Unrealized Loses	Book Value	Market or appraised (1)	Unrealized Gains	Unrealized Loses
	(thousands of euro)
DEBT SECURITIES TRADING PORTFOLIO
Domestic:
Spanish government securities	2,219,651	2,219,651	—	—	5,411,293	5,411,293	—	—
Other Spanish government securities(1)	89,551	89,551	—	—	191,268	191,268	—	—
Other debt securities	1,957,246	1,957,246	—	—	1,544,987	1,544,987	—	—

Total Domestic	4,266,448	4,266,448	—	—	7,147,548	7,147,548	—	—
Total International	21,492,367	21,492,367	—	—	22,824,996	22,824,996	—	—

TOTAL TRADING PORTFOLIO	25,758,815	25,758,815	—	—	29,972,544	29,972,544	—	—

AVAILABLE FOR SALE PORTFOLIO
Domestic:
Spanish government securities	11,096,362	11,096,362	258,007	(29,720)	13,963,270	13,963,270	734,130	—
Other Spanish government securities(1)	1,178,631	1,178,631	33,399	—	1,230,642	1,230,642	149,733	—
Other debt securities	2,507,610	2,507,610	84,280	(2,616)	2,540,863	2,540,863	124,496	(30)

Total Domestic	14,782,602	14,782,602	375,686	(32,336)	17,707,774	17,707,774	1,008,359	(30)

International:
United States:
U.S. Treasury and other U.S. government agencies	1,912,773	1,912,773	11	(50,244)	100,026	100,026	65	(29)
States and political subdivisions	38,255	38,255	166	(1,157)	16,657	16,657	—	(52)
Other U.S. securities	2,448,111	2,448,111	2,957	(42,016)	3,446,659	3,446,659	26,833	(14,217)

Exh-19

	At June 30, 2006				At June 30, 2005
	Book Value	Market or appraised (1)	Unrealized Gains (2)	Unrealized Loses (2)	Book Value	Market or appraised (1)	Unrealized Gains (2)	Unrealized Loses (2)
	(thousands of euro)
Other countries:
Securities of other foreign governments	18,327,967	18,327,967	439,507	(142,173)	15,941,845	15,941,845	816,050	(32,054)
Other debt securities outside Spain	7,087,507	7,087,507	235,788	(47,674)	7,841,185	7,841,185	552,467	(957)

Total International	29,814,611	29,814,611	678,428	(283,265)	27,346,370	27,346,370	1,395,415	(47,309)

TOTAL AVAILABLE FOR SALE	44,597,213	44,597,213	1,054,115	(315,601)	45,054,144	45,054,144	2,403,774	(47,339)

HELD TO MATURITY PORTFOLIO (3)
Domestic:
Spanish government securities	1,403,225	1,353,397	1,458	(51,286)	367,902	387,733	19,831	—
Other debt securities	981,123	943,840	612	(37,895)	745,842	781,286	35,444	—

Total Domestic	2,394,348	2,207,237	2,070	(89,181)	1,113,744	1,169,019	55,275	—

Total International	3,633,303	3,532,595	4,179	(104,887)	2,405,448	2,486,953	81,505	—

TOTAL HELD TO MATURITY PORTFOLIO	6,017,651	5,829,832	6,249	(194,068)	3,519,192	3,655,972	136,780	—

TOTAL DEBT SECURITIES	76,373,679	76,185,860	1,060,364	(509,669)	78,545,880	78,682,660	2,540,554	(47,339)

EQUITY SECURITIES TRADING PORTFOLIO	8,733,524	8,733,524	—	—	8,466,217	8,466,217	—	—

AVAILABLE FOR SALE PORTFOLIO
Domestic:
Equity listed	5,083,920	5,083,920	1,772,142	(36,530)	4,674,283	4,674,283	1,963,772	(36,190)
Equity unlisted	64,543	64,543	178	(524)	73,655	73,655	—	(446)
Other equities	960,627	960,627	14,273	(200)	987,568	987,568	115,055	(210)
Total Domestic	6,109,090	6,109,090	1,786,593	(37,254)	5,735,506	5,735,506	2,078,777	(36,847)
International:
United States:
Equity listed	76	76	1	—	15,876	15,876	1	(3,716)
Equity unlisted	13,116	13,116	—	—	5,317	5,317	—	—
Other equities	24,609	24,609	—	(3,339)	698	698	—	—
Other countries:
Equity listed	1,331,965	1,331,965	577,444	(32,430)	1,185,191	1,185,191	498,379	(4,324)
Equity unlisted	66,872	66,872	3,096	(1,412)	261,444	261,444	643	(167)
Other equities	500,505	500,505	18,651	(1,439)	57,014	57,014	996	—
Total International	1,937,143	1,937,143	599,192	(38,620)	1,525,540	1,525,540	500,019	(8,207)

TOTAL AVAILABLE FOR SALE	8,046,233	8,046,233	2,385,785	(75,874)	7,261,046	7,261,046	2,578,796	(45,018)

TOTAL EQUITY SECURITIES	16,779,757	16,779,757	2,385,785	(75,874)	15,727,263	15,727,263	2,578,796	(45,018)

TOTAL INVESTMENT SECURITIES	93,153,435	92,965,617	3,446,149	(585,543)	94,273,143	94,409,923	5,119,350	(92,357)

(1)	The Fair Values are determined based on year-end quoted market process for listed securities and on management’s estimate for unlisted securities.
(2)	Unrealized gains and unrealized losses do not include those arising from assets or liabilities managed together with the financial instruments described above. As of June 30, 2006 the impact in equity of these unrealized losses is €182,605 thousand (€607,342 thousand at June 30, 2005).
(3)	The Group has the positive intention to hold to maturity those financial instruments classified as Held-to-maturity.

As of June 30, 2006, most of our unrealized losses correspond to debt securities (both Available-for-Sale and Held-to-Maturity securities). These unrealized losses are considered temporary because they have mainly arisen during the first half of 2006.

Exh-20

An analysis of the book value of investments, exclusive of valuation reserves, by contractual maturity and fair value of the debt securities portfolio is shown below:

	June 2006
	BOOK VALUE
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	Thousand of euros
TRADING PORTFOLIO*
Domestic-	624,269	2,324,964	627,163	690,052	4,266,448
Spanish Government	277,083	1,480,081	407,922	144,116	2,309,202
Other debt securities	347,186	844,883	219,241	545,936	1,957,246
International-	6,417,594	11,878,854	2,449,010	746,909	21,492,367

TOTAL TRADING PORTFOLIO	7,041,863	14,203,818	3,076,173	1,436,961	25,758,815
AVAILABLE FOR SALE PORTFOLIO*
Domestic-	3,358,004	3,769,488	2,526,912	5,128,197	14,782,601
Spanish Government	2,671,154	2,955,300	1,811,822	3,658,086	11,096,362
Other Spanish Government securities	337,809	369,481	308,100	163,241	1,178,631
Other debt securities	349,041	444,707	406,990	1,306,872	2,507,610
International-	5,705,540	9,046,811	7,710,065	7,352,199	29,814,615
United States-	432,531	1,142,923	719,883	2,103,803	4,399,141
US Treasury and other US Government agencies	248,954	537,019	325,321	801,479	1,912,773
States and political subdivisions	39	7,566	680	29,970	38,255
Other US securities	183,538	598,338	393,882	1,272,353	2,448,111
Other countries-	5,273,009	7,903,887	6,990,182	5,248,396	25,415,474
Securities of other foreign Governments	4,438,180	6,189,277	4,785,517	2,914,993	18,327,967
Other debt securities outside Spain	834,829	1,714,610	2,204,665	2,333,403	7,087,507
TOTAL AVAILABLE FOR SALE	9,063,544	12,816,299	10,236,977	12,480,393	44,597,213
HELD TO MATURITY
Domestic-	—	308,986	1,852,429	222,934	2,384,348
Spanish Government	—	180,749	1,168,119	54,358	1,403,225
Other debt securities	—	128,237	684,310	168,576	981,123
Internacional-	298,485	1,272,010	1,764,299	298,509	3,633,303
TOTAL HELD TO MATURITY	298,485	1,580,996	3,696,728	521,442	6,017,651
TOTAL	16,403,892	28,601,112	16,929,878	14,438,798	76,373,679

*	As we describe in Note 2.2.b the book value a market value are the same for “Trading portfolio” and “Available for sale portfolio”

Exh-21

	June 2006
	MARKET VALUE
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	Thousand of euros
HELD TO MATURITY
Domestic-	—	299,631	1,795,359	202,247	2,297,237
Spanish Government	—	176,180	1,128,662	48,555	1,353,397
Other debt securities	—	123,451	666,697	153,692	943,840
Internacional-	295,101	1,232,997	1,730,479	274,018	3,532,595
TOTAL HELD TO MATURITY	295,101	1,532,628	3,525,837	476,265	5,829,832

*	As we describe in Note 2.2.b the book value a market value are the same for “Traiding portfolio” and “Available for sale portfolio”

As of June 2006 and 2005, the carrying values of non-traded (unlisted) equity securities available for sale portfolio amounted to €196,514 and €729,031 thousand, respectively.

Under both IFRS and U.S. GAAP, the methodology used to estimate the fair value of non-traded or unlisted securities is as follows:

•	Debt securities: fair value is considered to be the present value of the cash flows, using market interest rates (discounted cash flows).

•	Equity securities: underlying book value is the general rule under Spanish GAAP. As previously explained in the general comments, in some cases in which trigger events indicate that a specific investment could be impaired, a specific valuation of fair value is used and all available factors are considered by management to determine the fair value both under Spanish and U.S. GAAP. If it is available a valuation of the company, it is used as a better measure of fair value under both Spanish and U.S. GAAP.

These methodologies include an evaluation of credit risk, market conditions (volatility, interest rate evolution, macroeconomic variables, etc…) or futures expectations.

2. Loans and Accounting by Creditors for Impairment of a Loan-

The balance of the recorded investment in impaired loans (substandard loans) and of the related valuation allowance as of June 30, 2006 is as follows:

June 2006
Thousands of Euros
Impaired loans requiring no reserve	53,843
Impaired loans requiring valuation allowance	2,159,801

Total impaired loans	2,213,644

Valuation allowance on impaired loans	1,269,958

The roll-forward of allowance is shown in Note 27 under IFRSs. The reconciliation to U.S. GAAP is in Exhibit I: U.S. GAAP Reconciliation A.7)

June 2006
Thousands of Euros
Interest revenue that would have been recorded if accruing	1,035,699
Net interest revenue recorded	69,978

3. Investments In And Indebtedness Of And To Affiliates-

See Note 17 and Appendices I, II and III for detailed information of investments in associates. Aggregated summarized financial information with respect to significant affiliated companies under IFRS for the year ended June 30, 2006 is presented below:

Exh-22

	Thousands of Euros
June 2006	Equity method	Proportional Method
Net sales	368,767	1,797
Operating income	40,270	2,401
Net income	44,312	694
Current assets	797,214	1,310
Non-current assets	442,245	147,480
Current liabilities	320,740	81
Non-current liabilities	918,719	148,710

4. Deposits-

The breakdowns of deposits from credit entities and customers as of June 30, 2006, by domicile and type are included in Note 25.

As of June 30, 2006, the time deposits, both domestic and international, (other than interbank deposits) in denominations of €79 thousand (approximately US$ 100 thousand) or more amounted to €75.5 billion.

5. Short-Term Borrowings-

Under IFRS, the information about “Short-Term borrowings” is not required as it is under S-X Regulations. Therefore this information is not disclosed in the preceding pages. The analysis of short-term borrowings is as follows:

	At June 30, 2006		At June 30, 2005
	Amount	Average Rate	Amount	Average Rate
	(in thousands of euro, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
At June 30	46,269	3.96%	47,524	3.32%
Average during first half year	39,126	4.04%	40,898	4.06%
Maximum quarter-end balance	46,269	—	47,524	—
Bank promissory notes:
At June 30	7,494	3.15%	2,842	2.55%
Average during first half year	8,428	2.81%	6,203	2.27%
Maximum quarter-end balance	9,068	—	4,073	—
Bonds
At June 30	7,987	3.39%	4,699	3.34%
Average during first half year	8,536	3.33%	6,216	3.41%
Maximum quarter-end balance	8,819	—	5,343	—
Subordinated debt
At June 30	859	5.23%	1,175	8.06%
Average during first half year	965	5.34%	1,152	8.19%
Maximum quarter-end balance	903	—	1,175	—
Total short-term borrowings at June 30	62,610	3.81%	56,240	3.38%

At June 30, 2006 and 2005, short-term borrowings include €23,168,683 thousand and €27,078,055 thousand, respectively, of securities sold under agreements to repurchase from Bank of Spain and other Spanish and foreign financial Institutions.

6. Long Term Debt-

See Note 25.

7. Derivative Financial Instruments and Hedging Activities-

The breakdown of the Derivative Financial Instruments under IFRS is shown in Notes 10 and 15.

Exh-23

7.1. Objectives for the holding of positions in derivatives and strategies for the achievement of these objectives

The holding of positions in derivatives is the result of the Group’s need to manage the risks incurred by it in the course of its normal business activities. Derivatives represent another of the tools available to the Group, and are necessary for the management of:

•	Market Risk: Positions taken by the Group mostly in order to satisfy its customers’ needs (franchise model). In most cases the derivatives used are: Interest-Rate Derivatives, to manage the risks arising as a result of long- and short-term variations in interest rates; Exchange-Rate Derivatives, to mitigate exposure to exchange-rate fluctuations; and Equity Security Derivatives, to manage price risks.

•	Structural Interest-Rate Risk: Structural interest-rate risk is defined as an entity’s exposure to variations in market interest rates arising from mismatches in the maturity and repricing dates of the entity’s assets and liabilities, including derivatives. The Asset and Liability Committee (ALCO) is the body responsible for actively managing BBVA’s balance sheet in order to stabilize net interest income without prejudice to net asset value. Basically, the derivatives used to achieve this goal are interest-rate derivatives.

•	Structural Exchange-Rate Risk: An entity’s structural exchange-rate risk refers to the potential losses in the value of structural positions arising from variations in exchange rates. The Asset and Liability Committee (ALCO) is the body responsible for managing this risk, for which purpose it uses exchange- and interest-rate derivatives.

7.1.1. Risk Management Policies

Market Risk

Managed by the Central Market Risk Unit, market risk is to be found in the Group’s market or treasury activities, which are characterized by the holding of positions sensitive to fluctuations in market prices. The Market Risk Unit, which is organically separate from and independent of the business units, is responsible for adapting and administering risk measurement and control tools and for regularly monitoring that the business units comply with the risk limits and policies. The Unit also periodically reports to the Standing Committee, the Lending Committee, the Management Committee and the Internal Risk Committee on levels of risk, results and the degree of compliance with such limits in the Group, at individual and aggregate level.

One of the basic pillars of the BBVA Group’s market risk management model is the limit structure, which consists of an overall VaR limit for each business unit, supplemented by a series of specific sublimits by desk, business line, and risk or product type.

Proposals for the overall limits for all the business units and for certain sublimits are approved by the Standing Committee. The business units, together with the Risk Area, are responsible for distributing these limits by desk, business line or risk type. These VaR limits are supplemented by others based on non-statistical measures such as delta sensitivity, nominal exposure or stop-loss on the results of the markets areas. This limit structure is part of the Group’s general control system, which includes the definition of a variety of prior warning signs which trigger the contingency plans to attempt to prevent situations that might adversely affect the Bank’s results.

The purpose of the market risk management and measurement model currently in place at the BBVA Group is to measure both general market risk and specific risks, for which the Group employs the Value-at-Risk (VaR) methodology, which aims to measure the maximum loss that can occur in the value of the portfolio as a result of fluctuations in general conditions on the financial markets, as shown by changes in interest rates, exchange rates and equity security prices, if the portfolio is maintained for a certain period. To these three major risk factors must be added basis risk (which arises, for example, when there are debt positions the interest-rate risk on which is hedged by swap transactions, generating a risk because there is a variable spread between the interest-rate curves relevant for the valuation of these positions) and spread risk (associated with corporate securities or credit derivatives on corporate issuers), together with, in the case of option positions, volatility and convexity risk and, in certain cases, correlation risk, since all the above are risk factors that might influence the market prices of certain products.

The VaR model used is the covariance matrix, with a confidence level of 99% and a time horizon of one day, improved to take into account convexity and other risks associated with option positions and structured derivative products. In addition, periodical supplementary settlement VaR calculations are performed for certain business units, which include adjustments to factor in the specific liquidity of the position, taking into account the liquidity conditions on the financial markets at any time.

The Group has continued to implement its new risk measurement platform which, in addition to the advantage of enabling market risk to be integrated with credit risk, thus facilitating an overall view of existing risk, makes it possible to calculate market risk using the covariance matrix, the historical simulation and the Monte Carlo simulation methodologies.

Exh-24

The market risk measurement model includes a back-testing or ex post contrast program, which to a certain extent guarantees the suitability of the risk measures that are performed. In order to validate the VaR measurement system, comparisons are made, inter alia, of the levels of ex ante risk provided by the model with the ex post results obtained by the units each day.

Stress-testing is an essential supplementary tool for market risk management, especially in the wake of the recent crises in Argentina and Brazil and the upheaval in the financial markets after the events of September 11, 2001. Accordingly, in order to strengthen risk management and control, the BBVA Group periodically calculates the exposure to losses of each business unit in response to events beyond the predetermined confidence interval for the daily measurement of market risk. This enables senior management to ascertain whether the level of exposure to losses under these potential scenarios fits in with the Bank’s appetite for risk, and to design, on the basis of that exposure, the contingency plans that must be implemented immediately if an unusual situation similar to those examined should occur.

Structural Interset-rate risk

The responsibility for controlling and monitoring structural interest-rate risk falls on the Risk Area, which periodically measures this risk from a dual perspective: on the one hand, from the net interest income standpoint and, on the other, from that of the economic value. In the former case, net interest income is projected for the next 12 months; and in the case of the analysis of economic value, a discounted current value is calculated of expected future flows in the balance sheet. The impacts of fluctuations in interest rates on both measures are calculated by using both parallel displacements in interest-rate curves and shocks that take into account changes of slope and curvature. Several interest-rate curve simulation methodologies have been developed to determine these changes of slope and curvature and these methodologies are used to calculate expected losses in net interest income and in economic value, with a confidence level of 99%.

Structural Exchange-Rate Risk

The Risk Area periodically measures structural exchange-rate risk using a statistical simulation model that includes certain exchange-rate crisis scenarios to which certain estimated probabilities of occurrence are assigned. Another factor in the model is the projection at one year of the exchange rates of the currencies involved. Every month the total risk is calculated in annual VaR terms with a confidence interval of 99%.

7.1.2. Transactions whose risks are hedged for U.S. GAAP purposes

1.	Available for sale fixed rate debt securities: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the bond is exchanged for a variable return).

2.	Long term fixed rate debt issued: this risk is hedged using interest-rate derivatives (interest-rate swaps which replicate, on the collection leg, the payment resulting from the issue and transform it into a variable cost for the Bank).

3.	Foreign currency of a net investment in a foreign subsidiary: the risk of a net investment in a foreign operation is exchanged for the currency in which the investment is denominated.

4.	Available for sale equity securities: this risk is hedged using equity swaps through which the risk of variation in the price per books of the portfolio is transferred to the counterparty.

5.	Fixed rate loans: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the loans is exchanged for a variable return).

6.	Floating interest rate loans in foreign currencies: this risk is hedged using currency swaps.

7.2. Accounting for Derivative Instruments and Hedging Activities

Under SFAS 133 the accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.

If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized in earnings.

If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Other Comprehensive Income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

Exh-25

The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation is reported in the same way as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges is reported in earnings.

Hedging transactions must be formally documented, designated and the company must describe the way the effectiveness is going to be assessed.

On the other hand when the derivative is designated as a trading transaction the changes in the fair value must be recognized currently in earnings.

7.3. Additional disclosures required by U.S. GAAP: Fair Value Methods

The methods used by the Group in estimating the fair value of its derivative instruments are as follows:

Forward purchases/sales of foreign currency

Estimated fair value of these financial instruments is based on quoted market prices.

Forward purchases/sales of government debt securities

Estimated fair value of these financial instruments is based on quoted market prices, since they are mostly traded in organized markets.

Options and financial futures

Derivatives traded in organized markets are valued based on quoted market prices.

For options and futures traded in OTC markets, the fair value is estimated based on theoretical year-end closing prices. These year-end closing prices are calculated according to generally accepted models estimating the amounts the Group would receive or pay based upon the yield curve/ volatilities prevailing at year-end or prices.

Forward rate agreements and interest rate swaps

Fair values of these contracts are estimated based on the discounted future cash flows related to the interest rates to be collected or paid, using for this purpose the yield curve prevailing at year-end.

8. Pension liabilities-

See Note 2.2.e for a detail of the pension commitments under IFRS.

9. Disclosures About Fair Value Of Financial Instruments (SFAS 107)-

As required by SFAS No. 107, Disclosures about Fair Value of Financial Instruments, (“SFAS No. 107”) the Group presents estimate fair value information about financial instruments for which it is practicable to estimate that value in Note 35. Fair value of a financial instrument is the amount for which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is best determined by values quoted through active trading markets. Active trading markets are characterized by numerous transactions of similar financial instruments between willing buyers and willing sellers. Because no active trading market exists for various types of financial instruments, many of the fair values disclosed were derived using present value discounted cash flow or other valuation techniques. As a result, the Group’s ability to actually realize these derived values cannot be assured.

The estimated fair values disclosed under SFAS No. 107 may vary significantly between institutions based on the estimates and assumptions used in the various valuation methodologies. SFAS No. 107 excludes disclosure of goodwill, core deposits, nonfinancial assets such as fixed assets as well as certain financial instruments such as investments in affiliated companies.

Accordingly, the aggregate estimate fair values presented do not represent the underlying value of the Group.

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments for which it is practicable to estimate such value:

a) Cash and due from banks

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

b) Interest-bearing deposits in other banks and securities purchased under agreement to resell

Exh-26

The fair value represents the present value of estimated future cash flows discounted at the average year-end market rates for each type of instrument.

c) Investment securities

c.1) Fixed income:

(i) Listed securities: at closing market prices as of June 30, 2006.

(ii) Unlisted securities: on the basis of market prices of other listed fixed-income securities of similar interest rate, credit risk and maturity. If no similar listed fixed-income securities can be identified, the fair value is estimated by discounting future cash-flows using year-end rates based on market rates available on securities with similar credit and maturity characteristics.

c.2) Equity securities:

(i) Listed securities with less than 3% ownership: fair values are based on the June 30, 2006 closing market price.

(ii) Unlisted securities: at underlying book value per the June 30, 2006 financial statements of each investee, or otherwise based on the latest financial statements currently available.

d) Loans and leases

The fair value of the Group’s loan portfolio is based on the credit and interest rate characteristics of the individual loans within each sector of the portfolio. The fair value of loans was estimated by discounting scheduled cash flows through the estimated maturity using prevailing market rates at year-end, and is implemented as follows:

d.1) The estimate of the provision for probable loan losses includes consideration of risk premiums applicable to various types of loans based on factors such as the current situation of the economic sector in which each borrower operates, the economic situation of each borrower and guarantees obtained. Accordingly, the allowance for probable loan losses is considered a reasonable estimate of the discount required to reflect the impact of credit risk.

d.2) For fixed and floating-rate loans for which the interest rate was similar to the average rates available for each type of loan (such as commercial or mortgage loans) as of June 30, 2006 and 2005, the carrying amount, net of the related allowance for probable loan losses, is considered a reasonable estimate of fair value.

d.3) For the remaining loans which the Group determined were at rates different to those currently offered, the fair values are estimated as the present value of future cash flows discounted at the average year-end market interest rates at which similar loans are being granted to borrowers with similar credit ratings and remaining maturities.

e) Deposits and Short Term Borrowings

The fair value represents the present value of estimated future cash flows discounted at the average year-end market rates for each type of instrument.

f) Long-Term Debt

The fair value is estimated on the basis of the discounted present value of the cash flows over the remaining term of such debt. The discount rates were determined based on market rates available as of June 30, 2006 on debt with similar credit and maturity characteristics of the Group’s.

g) Commitments and Contingencies

g.1) Guarantees and other sureties provided and documentary credits:

It is estimated that the differential, if any, between the fee charged by the Group for these transactions and the average year-end market fee would not give rise to a material difference.

g.2) Derivative Products:

The fair value of these products as of June 30, 2006 considering the related discounted cash-flows and the year-end prevailing rates and market values is presented in Note 10.

10. Segment Information-

In addition to Note 6, provide the following disclosures about segment information:

Exh-27

•	Retail Banking in Spain and Portugal: this includes the financial services unit, ie, individual customers, small companies and businesses in the domestic market, plus consumer finance provided by Finanzia and Uno-e, mutual and pension fund managers, private banking, the insurance business and BBVA Portugal.

•	Wholesale Businesses: this area consists of the corporate banking unit, including SMEs (previously reported under Retail Banking), large companies and institutions in the domestic market. Global Businesses covers the global customers unit, investment banking, treasury management and distribution. The area also takes care of business and real estate projects

•	Mexico and the United States: this area includes the banking, insurance and pension businesses in Mexico and the United States (including Puerto Rico).

•	South America: this consists of banking, insurance and pension businesses in South America.

This structure of areas is in line with the internal organization established to manage and monitor the businesses in the BBVA Group during the year 2006. The balance for the frist half year 2005, were drawn up following the same criteria.

The business areas contribution to net attributable profit and total assets are shown in the following tables:

	June 2006	June 2005
	Millions of Euros
Business Area contribution to net attributable profit
Retail Banking in Spain and Portugal	717	646
Wholesale Businesses	623	421
Mexico and the United States	825	575
South America	281	204
Corporate activities and others	890	(33)

Net Attributable profit	3,336	1,813

	June 2006	June 2005
	Millions of Euros
Business Area contribution to total assets
Retail Banking in Spain and Portugal	127,662	112,101
Wholesale Businesses	172,340	180,017
Mexico and the United States	60,922	62,991
South America	27,491	24,025

Total assets for reportable segments	388,415	379,134
Intearea Positions	1,820	(4,230)
Consolidated total assets	390,235	374,904

The differences between “Total Assets for Reportable Segments” and “Consolidated Total Assets” are due to the following reasons:

•	Balance sheet for reportable segments is designed with management criteria which differs from balance sheet formats for Banks required by Bank of Spain.

•	Balance sheet for reportable segments does not eliminate intearea positions.

•	Balance sheet for reportable segments does not consider the intra-group eliminations made during the consolidation process. As a consequence the amounts of “Total Assets for Reportable Segments” significantly differ from “Consolidated Total Assets”.

The accounting policies of the segments are principally the same as those described in Note 2. The accounting structure has been adjusted to the management structure, through the corresponding internal adjustments. Operating costs are divided among all the business areas in accordance with the scales that measure their distribution on the basis of the nature of the spending and consumption variables. This is also applied to ordinary corporate cost. The business areas are not affected by corporate decisions, such as the treatment of goodwill generated in investment or the constitution of extraordinary provisions.

Exh-28

	Retail Banking in Spain and Portugal			Wholesale Businesses			Mexico and the United States
(Millions of Euros)	June 2006	June 2005	06-05%	June 2006	June 2005	06-05%	June 2006	June 2005	06-05%
NET INTEREST INCOME	1,385	1,292	7.2	526	496	6.2	1,664	1,209	37.6
Net fee income	776	699	10.9	241	206	16.9	697	548	27.2
Net income by the equity method	—	1	(53.8)	46	23	101.1	(2)	—	n.m
Income from Insurance activities	182	150	21.4	—	—	—	145	97	49.3
BASIC MARGIN	2,343	2,142	9.4	813	724	12.2	2,504	1,854	35.0
Net trading income	32	26	26.0	339	193	75.6	105	33	218.5
ORDINARY REVENUES	2,375	2,167	9.6	1,152	917	25.5	2,609	1,887	38.2
Net revenues from non-financial activities	15	16	(4.4)	59	48	23.0	(1)	—	184.2
Personnel and general administrative expenses	(1,075)	(1,034)	4.1	(299)	(281)	6.4	(959)	(783)	22.5
Depreciation and amortization	(51)	(47)	8.3	(6)	(6)	5.2	(60)	(63)	(3.9)
Other operating income and expenses (net)	7	21	(64.8)	2	22	(92.7)	(56)	(52)	8.3
OPERATING PROFIT	1,271	1,123	13.2	907	700	29.6	1,531	989	54.9
Impairment losses on financial assets (net)	(176)	(150)	17.6	(198)	(109)	80.7	(295)	(96)	206.9
• Loan loss provisions	(177)	(153)	16.1	(198)	(109)	81.0	(287)	(88)	224.5
• Other	1	3	(61.4)	—	—	—	(8)	(8)	7.8
Provisions (net)	1	0	171.9	5	4	22.0	(53)	(60)	(12.3)
Other income/losses (net)	9	12	(30.0)	145	14	n.m	—	—	n.m
PRE - TAX PROFIT	1,104	986	12.0	860	609	41.2	1,183	833	42.2
Corporate income tax	(384)	(337)	13.8	(234)	(186)	25.5	(357)	(255)	39.9
NET INCOME	720	649	11.1	626	423	48.1	826	577	43.1
Minority interests	(3)	(3)	19.3	(3)	(2)	92.4	(1)	(2)	(39.0)
NET ATTRIBUTABLE PROFIT	717	646	11.0	623	421	47.9	825	575	43.4

Exh-29

(Millions of Euros)	South America			Corporate activities and others			Total Group
	June 2006	June 2005	06-05%	June 2006	June 2005	06-05%	June 2006	June 2005	06-05%
NET INTEREST INCOME	627	480	30.5	(152)	(111)	36.4	4,050	3,366	20.3
Net fee income	405	326	24.5	31	74	(57.8)	2,150	1,853	16.0
Net income by the equity method	2	(1)	n.m	24	28	(16.7)	70	51	37.6
Income from Insurance activities	(12)	1	n.m	(19)	(29)	(35.3)	297	219	35.6
BASIC MARGIN	1,023	806	27.0	(115)	(37)	n.m	6,567	5,489	19.6
Net trading income	169	55	208.8	712	305	133.5	1,356	611	121.9
ORDINARY REVENUES	1,191	860	38.5	596	268	122.8	7,924	6100	29.9
Net revenues from non-financial activities	3	5	(41.2)	(1)	(1)	(3.2)	75	68	11.1
Personnel and general administrative expenses	(537)	(428)	25.4	(243)	(195)	24.2	(3,113)	(2,721)	14.4
Depreciation and amortization	(44)	(28)	54.4	(71)	(62)	14.2	(232)	(206)	12.6
Other operating income and expenses (net)	(22)	(17)	27.3	(9)	(12)	(29.2)	(78)	(39)	99.3
OPERATING PROFIT	592	392	51.1	273	(3)	n.m	4,575	3,201	42.9
Impairment losses on financial assets (net)	(46)	(24)	94.3	60	54	10.0	(655)	(325)	101.8
• Loan loss provisions	(46)	(13)	245.7	58	59	(2.3)	(650)	(304)	113.5
• Other	(0)	(10)	(99.4)	2	(5)	n.m	(5)	(20)	(74.4)
Provisions (net)	(37)	(24)	52.1	(259)	(174)	48.5	(342)	(254)	34.7
Other income/losses (net)	(4)	34	n.m	749	41	n.m	898	101	n.m
PRE - TAX PROFIT	505	378	33.4	823	(81)	n.m	4.475	2,724	64.3
Corporate income tax	(107)	(83)	28.9	76	74	2.2	(1,007)	(788)	27.7
NET INCOME	398	295	34.7	899	(8)	n.m	3,469	1,936	79.1
Minority interests	(116)	(91)	28.3	(9)	(26)	(66.9)	(132)	(123)	7.8
NET ATTRIBUTABLE PROFIT	281	204	37.5	890	(33)	n.m	3,336	1,813	84.0

Exh-30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2006

Banco Bilbao Vizcaya Argentaria, S.A.

By:	/s/ Javier Malagon Navas
Name:	Javier Malagon Navas
Title:	Authorized representative of Banco Bilbao Vizcaya Argentaria, S.A.